As filed with the Securities and Exchange Commission on June 10, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HEALTHEQUITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	52-2383166
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15 W. Scenic Pointe Dr.

Ste. 100

Draper, Utah 84020

(877) 694-3942

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Jon Kessler

President and Chief Executive Officer

15 W. Scenic Pointe Dr.

Ste. 100

Draper, Utah 84020

(877) 694-3942

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Gordon R. Caplan, Esq. Morgan D. Elwyn, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Charles S. Kim, Esq. Andrew S. Williamson, Esq. David G. Peinsipp, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	$100,000,000	$12,880

(1)	Includes offering price of shares which the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2014

Prospectus

                shares

Common stock

This is the initial public offering of shares of common stock of HealthEquity, Inc. We are offering                 shares of our common stock to be sold in the offering.

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price of our common stock is expected to be between $         and $         per share.

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “HQY”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to HealthEquity, Inc., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                 shares of common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.

Investing in our common stock involves risks. See “Risk factors” beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2014.

J.P. Morgan	Wells Fargo Securities

Raymond James	Baird	SunTrust Robinson Humphrey

                , 2014

We have not, and the underwriters have not, authorized anyone to provide you with additional or different information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. The information in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes to those statements before making an investment decision. Unless the context otherwise indicates or requires, the terms “we,” “our,” “us,” “HealthEquity,” and the “Company,” as used in this prospectus, refer to HealthEquity, Inc. and its subsidiaries as a combined entity, except where otherwise stated or where it is clear that the terms mean only HealthEquity, Inc. exclusive of its subsidiaries.

Overview

We are a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions. Our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings. We can integrate with any health plan or banking institution to be the independent and trusted partner that enables consumers as they seek to manage, save and spend their healthcare dollars. We believe the secular shift to greater consumer responsibility for healthcare costs will require a significant portion of the approximately 175 million under-age 65 consumers with private health insurance in the United States to use a platform such as ours.

The core of our ecosystem is the Health Savings Account, or HSA, a financial account through which consumers spend and save long term for healthcare on a tax-advantaged basis. We are the integrated HSA platform for 20 of the 50 largest health plans in the country, a number of which are among 28 Blue Cross and Blue Shield health plans in 26 states, and more than 25,000 employer clients, including industry leaders such as American Express Company, Dow Corning Corporation, eBay, Inc., Google, Inc., Intermountain Healthcare and Kohl’s Corporation. Our customers include individuals, employers of all sizes and health plans. We refer to our individual customers as our members, our health plan customers as our Health Plan Partners and our employer customers with more than 1,000 employees as our Employer Partners. Our Health Plan Partners and Employer Partners collectively constitute our Network Partners. Through our existing Network Partners, we have the potential to reach over 55 million consumers, representing approximately 30% of the under-age 65 privately insured population in the United States. As of May 2014, we have over 1.0 million HSAs on our platform, which we refer to as our HSA Members, representing over 2.3 million lives. During the years ended January 31, 2014 and 2013, we added approximately 306,000 and 216,000 new HSA Members, representing approximately 700,000 and 500,000 lives, respectively.

We developed technology and a differentiated focus on the consumer to facilitate the transition to a more consumer-centric approach to healthcare saving and spending. In an environment where consumers own greater responsibility for cost, they require better information, a more integrated experience, a customer service model that is similar to other consumer businesses, and the ability to make their dollars and data portable. By integrating healthcare saving and spending with the broader healthcare system, we are breaking down the wall between personal finance and healthcare and enabling consumers to make the transition to a consumer-centric healthcare environment. We do this in a number of key ways:

•

We connect people to their health and wealth data, delivering answers to critical consumer questions such as: What do I owe? What am I being billed for? How can I spend less? Did I get my health plan discount? Where should I invest my healthcare dollars?

•

We create a singular consumer healthcare ecosystem by allowing third-party applications, such as price transparency, telemedicine, and wellness tools, to plug into our platform to drive adoption among our members.

•	We deliver millions of personal and relevant messages, empowering consumers at critical healthcare “save” and “spend” moments.

•	We give consumers the freedom to move through the healthcare system by liberating their healthcare data and dollars.

We are a pioneer in the development of technology solutions that empower consumers to make informed healthcare saving and spending decisions. Our position as an innovator is demonstrated by a series of transformative accomplishments, which we believe to be industry-firsts, including:

• 2003:	Offered 24/7/365 live support from health saving and spending experts;
• 2004:	Published The Complete HSA Guidebook, a comprehensive reference now in its seventh edition;
• 2005:	Integrated an HSA into a health plan;
• 2006:	Authorized to act as an HSA custodian by the U.S. Department of the Treasury;
• 2008:	Integrated claims-driven price transparency tools;
• 2009:	Integrated HSAs with multiple health plans of a single large employer;
• 2009:	Delivered integrated wellness incentives through an HSA;
• 2009:	Partnered with a private health insurance exchange as its preferred HSA partner;
• 2010:	Integrated enrollment on a state health insurance exchange;
• 2011:	Integrated HSAs, HRAs, FSAs and investment accounts on one website; and
• 2013:	Delivered HSA-specific online investment advice.

By prioritizing the consumer experience, we have been rewarded with consumer loyalty scores that far exceed those of most banks and traditional health insurers. While the number of consumers nationally with HSAs has grown annually by less than 30% over the past two calendar years, we have grown our HSAs at a 42% compounded annual growth rate over the past two fiscal years, significantly increasing our market share.

We believe the shift to healthcare consumerism is just beginning. The number of HSAs has grown from 4.9 million in December 2009 to 10.7 million in December 2013. From January 2009 to January 2013, the number of people in high deductible health plans, or HDHPs, that are eligible to be coupled with HSAs, which we refer to as HSA Plans, grew from 8.0 million to 15.5 million. Despite this growth, as of January 2013, the market remains significantly under-penetrated as this implies only approximately 9% penetration of the approximately 175 million individuals that constitute the under-age 65 U.S. private health insurance market.

According to Consumer Driven Market Report, or CDMR, the number of people with HSAs is expected to reach 50 million by 2020. We believe this HSA growth will be driven, in part, by the Patient Protection and Affordable Care Act of 2010, or the PPACA, which requires nearly all legal U.S. residents to obtain health insurance with minimum essential coverage, commonly referred to as the “individual mandate,” or be subject to a tax penalty. We believe the individual mandate will drive consumers to HSA Plans, thus increasing the number of HSAs, because HSA Plans, with their low annual premiums, offer an affordable means of obtaining the health insurance coverage required by the individual mandate. We also believe medical cost inflation and higher income tax rates will drive HSA growth as consumers seek alternative ways to reduce their healthcare costs and tax expenses.

Our solution is deployed as a cloud-based platform that is accessible to our customers through the Internet and on mobile devices. We host our solution on private servers, which allows us to scale on demand. Core to our technology is a configurable framework and open platform that we believe provides us greater functionality and flexibility than generic technologies used by our legacy competitors and requires less investment and time to configure and customize to our customers’ needs. Our ability to seamlessly integrate third-party applications has also afforded us an advantage in an expanding consumer healthcare landscape.

Our business model provides strong visibility into our future operating performance. As of the beginning of the past several fiscal years, we have approximately 90% visibility into the revenue of the subsequent fiscal year. We charge monthly administration fees, primarily through multi-year contracts with our Network Partners, employer clients and individual members. We earn custodial fees, which are primarily interest earned on our cash assets under management, or AUM, deposited with our FDIC-insured custodial depository bank partners, fees earned by us from mutual funds in which our members invest on a self-directed basis, and fees for investment advisory services. We also earn card fees, which are primarily interchange fees charged to merchants on payments made with our cards via payment networks. Monthly account fees, custodial fees, and card fees are recurring in nature, providing strong visibility into our future business.

Because of our scalable technology platform and large number of existing Network Partners, our operating model provides a significant embedded organic growth opportunity and high returns on each incremental dollar of revenue. Over the past two years, our operating model has allowed us to:

•	grow the number of our HSA Members by 101%, with 81% coming from existing Network Partners;
•	increase our AUM by 96%;
•	reduce acquisition cost per HSA Member by 35%;
•	decrease our account cost per HSA Member by 19%; and
•	decrease our operating expense per HSA Member by 26%.

As a result, our total revenue increased from $46.1 million for the year ended January 31, 2013, to $62.0 million for the year ended January 31, 2014, representing growth of 35%, and our non-GAAP Adjusted EBITDA increased from $10.5 million for the year ended January 31, 2013, to $15.8 million for the year ended January 31, 2014, representing growth of 50%. Total revenue increased from $14.6 million for the unaudited three months ended April 30, 2013, to $20.2 million for the unaudited three months ended April 30, 2014, representing growth of 38%, and our non-GAAP Adjusted EBITDA increased from $3.8 million for the unaudited three months ended April 30, 2013, to $6.8 million for the unaudited three months ended April 30, 2014, representing growth of 77%. See “Selected consolidated financial and other data—Non-GAAP financial measures” for more information as to how we define and calculate Adjusted EBITDA and for a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA.

Our opportunity

We believe that the secular shift to greater consumer responsibility for healthcare costs has created a significant opportunity to offer a technology platform that transforms the way consumers engage with healthcare benefits and make healthcare saving and spending decisions. By combining innovations in technology, analytics, consumer experience and financial planning, we believe we are well-positioned to take advantage of the emergence of the new healthcare consumer.

We are addressing the large and growing U.S. health insurance market.    The U.S. under-age 65 private health insurance market consists of approximately 175 million people. The PPACA is widely expected to expand coverage among the 47 million uninsured Americans through its individual and employer mandates, premium subsidies, state health insurance exchanges and ban on withholding coverage due to pre-existing medical conditions. We further see an opportunity to address the 51 million Medicare-eligible Americans and have been involved in industry-wide efforts to expand HSA eligibility to this large and growing population. To date, we have penetrated less than 5% of our existing Network Partners who cover approximately 30% of the under-age 65 private health insurance market.

Health insurance is in the midst of major structural change.    Despite multiple efforts by employers, health plans and government, health insurance premium increases have exceeded worker-earnings increases and inflation in every year since 1998. Premiums have nearly tripled in that time, while worker earnings have increased 54%. In response, employers and health plans are increasingly adopting health insurance plans in which consumers own more financial responsibility through higher deductibles, increasingly utilizing HSA Plans. We believe the secular shift to greater consumer responsibility will require a shift to a health insurance model that approaches patients as consumers. We believe we enable this disruption of the traditional health insurance model by creating incentivized, engaged and empowered healthcare consumers.

HSAs and HSA assets are rapidly growing.    HSAs have grown from 4.9 million in 2009 to 10.7 million in 2013. HSA assets, comprised of both cash deposits and investments, have grown from $7.2 billion to $19.3 billion during this timeframe. Fewer than 3% of HSAs have investments today. However, as the structural shift in health insurance continues, we believe that health savings will become an important part of the consumer’s financial portfolio and planning, resulting in significant asset growth. The vintage of accounts continues to grow as well, naturally driving up assets.

PPACA implementation accelerates structural change.    As the PPACA is fully implemented, HSA growth will benefit from a significant expansion of the addressable market. We believe the PPACA’s individual mandate will drive consumers to purchase affordable insurance. Furthermore, according to a 2013 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc., 49% of employers are extremely or very likely to eventually offer only HDHPs. State health exchanges, and the expected emergence of private exchanges, should also drive growth of HSAs.

To meet consumer demand for lower premiums, a survey by HealthPocket Inc. found that insurance policies offered on seven state health exchanges had 26% higher deductibles on average than plans offered outside of the exchanges in 2013.

Patients are becoming engaged consumers.    The shift of financial responsibility drives consumers to take cost-conscious actions that result in permanent reduction in healthcare cost-trends. According to a 2013 Employee Benefit Research Institute, or EBRI, survey, individuals in HSA Plans and similar plans are more likely to exhibit the following behaviors than individuals in traditional plans:

•	57% confirm their plan would cover care → 46% more likely to do so than those in traditional plans.
•	50% ask for a generic drug → 35% more likely to do so than those in traditional plans.
•	40% talk with a doctor about drug costs → 43% more likely to do so than those in traditional plans.
•	39% check cost before getting care → 50% more likely to do so than those in traditional plans.
•	36% talk with a doctor about treatment costs → 38% more likely to do so than those in traditional plans.
•	25% track healthcare spending online → two times more likely to do so than those in traditional plans.

We believe that the greatest challenge health plans and employers face with consumer-centric health plans is the complexity these plans create for individual consumers. Offering consumers a secure, content-rich environment to make highly personal healthcare saving and spending decisions, one that brings together disparate data and provides data-driven individualized advice, is critical to empowering consumers to manage a greater portion of their healthcare cost responsibility.

Each HSA becomes a consumer ecosystem rather than a single product.    The shift of first-dollar responsibility for healthcare costs inherent in HSA Plans, sometimes called the “retail effect,” is giving rise to new consumer-centric solutions such as price transparency, retail clinics, telemedicine, and health and wealth financial planning. These solutions are all attempting to benefit from the growing reality that the consumer owns more of the healthcare financial burden. While many of these products and services have the potential to reduce costs, they are difficult to implement effectively without accessing the consumer at the critical “save” and “spend” moment. The HSA platform is becoming a natural hub for these solutions to integrate into the consumer experience because it is the place where consumers execute their healthcare saving and spending decisions and it is the point of integration for disparate patient-level clinical and administrative information. We believe that the ability of technology-enabled HSA platforms such as ours to integrate these disparate solutions into a singular experience for the healthcare consumer has the opportunity to transform the consumer experience and impact the adoption of this growing universe of new consumer-centric healthcare solutions.

Legacy competitors are not prepared to meet the growing needs of the healthcare consumer.    When HSAs came into being a decade ago, banks and transaction processors took early market share based on their transaction processing skills and commercial banking relationships with health insurers and employers. As the role of HSA platforms began to expand to become a critical component of the broader consumer healthcare experience, we believe that these and other firms recognized that solely applying legacy transaction processing capability to HSAs was not sufficient. Many of these legacy competitors such as Ceridian HCM, Inc., Citigroup Inc., Fidelity National Information Services (FIS), and JPMorgan Chase & Co. have either outsourced their HSA platform, exited the market, or announced plans to exit the market. Today, insurers and employers are turning to open technology-based firms such as ours that deliver a complete consumer experience by integrating HSAs with other consumer tools. We expect the growing complexity of the healthcare system and the emergence of more consumer-centric healthcare solutions will further increase the need for more complete healthcare-specific platforms such as ours.

Our competitive strengths

We believe we are well-positioned to benefit from the transformation of the healthcare benefits market. Our platform is aligned with a new healthcare environment that rewards consumer engagement and fosters an integrated consumer experience.

Leadership and first-mover advantage

We are a pioneer in the development of technology solutions that empower consumers to make informed healthcare saving and spending decisions. We have established a defensible leadership position in the HSA industry through our first-mover advantage, focus on innovation and differentiated capabilities. Our leadership position has been recognized by CDMR (2013), and is further evidenced by the doubling of our market share, from 4% in December 2010 to over 8% in January 2014, as noted by the 2013 Devenir HSA Research Report.

Our position as an innovator is demonstrated by a series of transformative accomplishments, which we believe to be industry-firsts, including:

•	2005: Integrated an HSA into a health plan;
•	2006: Authorized to act as an HSA custodian by the U.S. Department of the Treasury;
•	2008: Integrated claims-driven price transparency tools;
•	2009: Integrated HSAs with multiple health plans of a single large employer; and
•	2013: Delivered HSA-specific online investment advice.

In 2012, we were named the fastest growing HSA provider over the last three years by CDMR. We believe our ability to secure a large portion of the health plan segment and many of the most innovative employers as Network Partners provides us a significant competitive advantage in a fast-growing market.

Complete solution for managing consumer healthcare saving and spending

We simplify the consumer’s healthcare decision-making process by leveraging our expertise and technology to create a single place for consumers to manage their healthcare saving and spending decisions. Our platform is positioned at the center of an emerging healthcare saving and spending ecosystem: a place where consumers can pay healthcare bills, compare treatment options and prices, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices. During the year ended January 31, 2014, our platform experienced 7.9 million logons and, on average, every month 28% of our members signed into our platform and 13% reached out to one of our Member Education Specialists.

A growing number of companies are attempting to integrate into the consumer’s daily healthcare spending experience by leveraging our platform. These companies, which offer functions such as price transparency, benefits enrollment, population health, wellness, analytics, health insurance, and investment services, are looking to reach the consumer at the critical “save” and “spend” moment.

Proprietary and integrated technology platform

We have a proprietary cloud-based technology platform, developed and refined during more than a decade of operations, which we believe is highly differentiated in the marketplace.

Purpose built technology:    Our platform was designed specifically to serve the needs of healthcare consumers, health plans and employers. We believe it provides greater functionality and flexibility than the generic technologies used by our competitors, many of which were originally developed for banking, benefits administration or retirement services. We believe we have the only platform that encompasses all of the core functionality of healthcare saving and spending in a single secure and compliant system.

Data integration:    Our technology platform allows us to integrate data from disparate sources, which enables us to seamlessly incorporate personal health information, clinical insight and individually tailored strategies into the consumer experience. We currently have more than 515 distinct integrations with health plans, pharmacy benefit managers, employers and other benefits provider systems, which we believe is more than any of our competitors.

Configurability:    Our technology platform enables us to create a unique solution for each of our Network Partners. A non-technical HealthEquity team member can configure up to 225 product attributes, including integration with a partner’s chosen healthcare price transparency or wellness tools, single sign on, sales and broker support site, branding, member communication, custom fulfillment and payment card, savings options and interest rates, fees and mutual fund investment choices. We currently have more than 715 unique partner configurations of our offerings in use.

Differentiated consumer experience

We have designed our solutions and support services to deliver a differentiated consumer experience, which is a function of our culture and technology. We believe this provides a significant competitive advantage relative to legacy competitors who we believe prioritize transaction processing and benefits administration.

Culture:    We call our culture “Purple,” which we define as our commitment to exceeding our customers’ expectations in a truly remarkable way. For example, since 2003, our health saving and spending experts have served our members live 24/7/365. This is because our members’ most important healthcare decisions are often made outside of business hours. During the year ended January 31, 2014, 26% of member calls happened at night, on weekends or on holidays.

Technology:    Our technology helps us to deliver on our commitment to being Purple. We tailor the content of our platform and the advice of our experts to be timely, personal and relevant to each member. For example, our technology generates health savings strategies that are delivered to our members when they interact with our platform or call us. We refer to these individualized education opportunities as Teachable Moments.

Our commitment to Purple has been rewarded with consumer loyalty scores that far exceed those of most banks and traditional health insurers. In addition, approximately 93% of all HSAs opened with us remain open as of April 30, 2014.

Large and diversified channel access

We believe our differentiated distribution platform provides a competitive advantage by efficiently enabling us to reach a consumer market that is projected to include 50 million people by 2020. Our platform is built on a business-to-business-to-consumer, or B2B2C, channel strategy whereby we rely on our Network Partners to reach consumers instead of marketing our services to these potential members directly.

Our Network Partners enable us to reach over 55 million consumer lives, representing 30% of the insured commercial lives in the United States.

Scalable operating model

We believe we have an attractive operating model due to the scalability of our solutions, the embedded growth opportunity within our existing customer base, the recurring nature of our revenue and the long-term low capital intensity and high free cash flow conversion of our business:

•

Our products and services are accessed primarily through our technology platform, which is cloud based. We believe that our technology is highly scalable. After initial on-boarding and a period of education, our account costs for any given customer typically decline over time.

•

Our opportunity to generate high-margin revenue from existing HSA Members grows over time because our HSA Members’ balances typically grow, increasing custodial fees at very little incremental cost to us. An account opened in any given fiscal year will have an average cash balance of approximately $750 at the end of that fiscal year, doubling to approximately $1,500 after two more years and tripling to approximately $2,250 after another three years. Further, our contribution margin per account on average rises from 57% at the end of the first fiscal year, to 67% at the end of the third fiscal year, to 71% by the end of the sixth fiscal year.

•

HSA Members from existing Network Partners typically have lower customer acquisition costs than those from other sources. From the year ended January 31, 2013 to the year ended January 31, 2014, our sales and marketing expenses dropped from 17% to 14% of revenue, and from the unaudited three months ended April 30, 2013 to the unaudited three months ended April 30, 2014, our sales and marketing expenses dropped from 12% to 11% of revenue. Since the beginning of the year ended January 31, 2013, the number of our HSA Members has more than doubled.

•	Retention of our HSA Members has been consistent over time. Approximately 93% of all HSAs opened on our platform remain open as of April 30, 2014.

We believe that a normalization of market interest rates would further increase our operating leverage as higher interest yields on cash AUM would generate custodial fees at little incremental cost to us.

Our growth strategy

Our business model is defined by embedded growth from existing HSA Members and Network Partners, operating leverage and highly visible new revenue opportunities, giving us multiple avenues for long-term growth.

Penetrate the large membership opportunity within our existing network

We generate recurring account fees, paid by health plans, employers or individuals, based on the number of our HSA Members. We estimate that we have penetrated less than 5% of our existing Health Plan Partners and 12% of our existing Employer Partners with HSAs. 28 of our 57 Health Plan Partners were added in the past two fiscal years.

We expect our Health Plan Partners to eventually expand their coverage footprint as the uninsured begin purchasing coverage through state health insurance exchanges under the PPACA. As of May 31, 2014, nearly all of our Health Plan Partners participate in state health exchanges. 59 of the 62 Blue Cross and Blue Shield health plans nationwide participate overall.

Expand our network of Health Plan Partners and Employer Partners

We believe we are well-positioned to expand our network of Health Plan Partners and Employer Partners due to our growing market leadership, consistent innovation, open technology, and focus on the consumer experience. Our recent history is supportive of our ability to do this. Our market share has doubled, from 4% in December 2010 to over 8% in January 2014.

Increase our yield

The nature of our operating model drives significant incremental profitability from existing HSA Members’ AUM. We define this as increasing our yield. Opportunities to increase our yield include rising account balances, rising interest rates, and long-term investing.

Grow payment volume

As the dollar volume of transactions processed through our platform grows, we generate more revenue with little incremental cost. Driving these additional charges to our payment cards would increase transaction revenues.

Demonstrate operating leverage

We expect to drive increasing profitability from adding accounts through our existing network of Health Plan Partners and Employer Partners and servicing a larger number of mature accounts on our scalable platform. Our business model allows us to inexpensively add HSA Members through our existing Network Partners.

Capitalize on the new opportunity in health insurance exchanges

We are well-positioned to address the additional opportunity created by both state and private health insurance exchanges.

•	Our solutions are already integrated with partner health plan offerings in several state health exchanges.

•	With regard to private exchanges, our solutions are already integrated with select partner health plans and exchange operators themselves.

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Finally, state and private exchanges are widely expected to spur the growth of new major medical health plans, including from hospital-centered Accountable Care Organizations and state health “CO-OP” insurers capitalized through the PPACA.

Grow the HSA ecosystem

Our proven ability to innovate, large and growing HSA Member and Network Partner footprint, and high level of member engagement on our open technology platform together create a significant opportunity to expand our HSA ecosystem. We expect more third-party consumer solutions that want to be part of consumers’ daily healthcare decision-making to leverage our platform to reach our members at relevant decision points. We also have the opportunity to internally develop solutions and offer these to our customers.

Selectively pursue strategic acquisitions

We believe the nature of our competitive landscape provides a significant acquisition opportunity. Many of our competitors view their HSA businesses as non-core functions. We believe they will look to divest these assets and, in certain cases, be limited from making acquisitions due to depository capital requirements.

Risks related to our business

Investing in our common stock involves substantial risk. The risks described under the heading “Risk factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	the healthcare industry is rapidly evolving, and we may not be successful in promoting the benefits of our platform in the changing environment;

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the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption;

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we may face breaches of security measures and unauthorized access to or disclosure of data relating to our customers, which could harm our reputation and cause us to incur significant liabilities and lose customers;

•	we face substantial and increasing competition in our business from a number of competitors, many of which have substantially greater resources than we do;

•

developments in the healthcare industry and related changes in applicable federal and state laws, including any diminution in, elimination of, or change in the availability of tax-advantaged healthcare accounts such as HSAs, could reduce our revenue or adversely affect our profitability;

•

we operate in a highly regulated environment; failure to comply with applicable laws or regulations, or changes in those laws or regulations that adversely affect our operating methods, could negatively impact our business;

•

our principal stockholder, Berkley Capital Investors, L.P., or Berkley, will beneficially own approximately                 % of our outstanding common stock following this offering (or                 % if the underwriters’ over-allotment option is exercised in full) thereby allowing Berkley to influence our management and affairs and matters requiring stockholder approval through its ownership position;

•	our quarterly results may fluctuate significantly;

•	if we fail to manage our rapid growth effectively, our expenses could increase more than expected, our revenue could decrease and we may be unable to implement our business strategy;

•	we outsource critical operations, including certain banking services, which exposes us to risks related to our third-party vendors; and

•	we depend on a strong brand and a failure to maintain and develop our brand in a cost-effective manner may hurt our ability to expand our customer base.

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk factors” and “Special note regarding forward-looking statements and industry data,” before deciding to invest in our common stock.

Corporate history and other information

HealthEquity, Inc. was incorporated as a Delaware corporation on September 18, 2002. Our principal business office is located at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020. Our website address is www.healthequity.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

Upon completion of this offering, Berkley will beneficially own             % of our outstanding common stock (or             % if the underwriters’ over-allotment option is exercised in full). Berkley has been an investor in our company since October 2006, when it acquired approximately 5.2 million shares of our series C redeemable convertible preferred stock. In October 2008 and December 2008, Berkley acquired shares of our series D-1 redeemable convertible preferred stock and series D-2 redeemable convertible preferred stock, respectively, and, in each of August 2011, January 2012 and January 2013, Berkley acquired shares of our series D-3 redeemable convertible preferred stock. Frank T. Medici and Thomas H. Ghegan, both members of our board of directors, are officers of Berkley Capital, LLC, the general partner of Berkley, and share sole voting and dispositive power over the shares held by Berkley. See “Principal Stockholders.”

“HealthEquity” and “Building Health Savings” are our trademarks. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of the reduced disclosure requirements available to emerging growth companies under the JOBS Act about our executive compensation arrangements and the presentation of audited and selected financial data and an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our shares and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior July 31st, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The offering

Common stock offered by us	shares

Total common stock offered	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Over-allotment option	The underwriters have a 30-day option to purchase up to an additional shares of our common stock from us.

Use of proceeds	We intend to use the net proceeds from this offering (i) to pay a previously declared cash dividend of approximately $ on shares of our common stock, convertible preferred stock, and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering, (ii) to pay a cash dividend of approximately $ on shares of our outstanding series D-3 redeemable convertible preferred stock accrued through the date of conversion of such shares into common stock, which will occur on the closing date of this offering, and (iii) for general corporate purposes, including the costs associated with being a public company. See “Use of proceeds.”

Risk factors	See “Risk factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Dividend policy	Our board of directors declared a cash dividend in an aggregate amount of approximately $ , which is payable on shares of our common stock, convertible preferred stock, and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering. In addition, an aggregate amount of $ is payable on shares of our outstanding series D-3 redeemable convertible preferred stock accrued through the date of conversion of such shares into common stock, which will occur on the closing date of this offering. The dividends will be paid from the net proceeds of this offering and will not be paid on any shares purchased in this offering. We do not otherwise pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend policy.”

Proposed NASDAQ symbol	“HQY.”

The number of shares of our common stock to be outstanding after this offering is based on 40,472,756 shares of our common stock outstanding as of May 31, 2014 and excludes:

•

5,799,550 shares of our common stock issuable upon the exercise of outstanding stock options as of May 31, 2014, at a weighted average exercise price of $1.81 per share, of which 3,128,850 options are exercisable as of such date;

•

2,571,324 shares of common stock issuable upon the exercise of outstanding warrants as of May 31, 2014 at a weighted average exercise price of $0.77 per share, certain of which outstanding warrants will be automatically cancelled upon the closing of this offering if not previously exercised; and

•

454,500 shares of our common stock reserved for future grant or issuance under our 2014 Equity Incentive Plan, which will be amended and restated in connection with the completion of this offering. See “Executive compensation—Additional incentive compensation plans and awards—2014 equity incentive plan.”

Unless we indicate otherwise, the information in this prospectus assumes:

•

the conversion of all of our outstanding convertible preferred stock and redeemable convertible preferred stock as of May 31, 2014 into an aggregate of 32,486,588 shares of common stock in connection with the closing of this offering;

•	no exercise by the underwriters of their over-allotment option;

•	that the initial public offering price of our shares of common stock will be $ per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus); and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the close of this offering.

Summary consolidated financial and other data

The following tables summarize our consolidated statements of operations and comprehensive income and selected consolidated balance sheet data. The summary consolidated statements of operations and comprehensive income for the years ended January 31, 2014 and 2013 and the summary consolidated balance sheet data as of January 31, 2014 and 2013 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited consolidated statement of operations and comprehensive income for the three months ended April 30, 2014 and 2013, as well as the unaudited consolidated balance sheet data as of April 30, 2014, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical operating results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus.

	Three months ended April 30,			Year ended January 31,
(in thousands, except per share data)	2014		2013	2014		2013
	(unaudited)		(unaudited)

Consolidated Statements of Operations and Comprehensive Income Data:
Revenue		$20,231	$14,624		$62,015	$46,088
Cost of Services		8,772	6,965		29,213	21,968

Gross Profit		11,459	7,659		32,802	24,120
Operating Expenses		5,971	4,733		21,278	17,028

Income from Operations		5,488	2,926		11,524	7,092
Other Expense		(827)	(83)		(6,150)	(590)

Income Before Income Taxes		4,661	2,843		5,374	6,502
Income Tax Provision (Benefit)		1,943	1,093		4,141	(4,667)

Net Income and Comprehensive Income		$2,718	$1,750		$1,233	$11,169

Net income (loss) attributable to common stockholders:
Basic		$3,849	$422		$(7,132)	$3,993

Diluted		$3,453	$1,497		$(7,132)	$9,562

Net income (loss) per share attributable to common stockholders:
Basic		$0.52	$0.08		$(1.26)	$0.81

Diluted		$0.08	$0.04		$(1.26)	$0.25

Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic		7,367	5,491		5,651	4,924

Diluted		43,736	37,612		5,651	37,514

Pro forma net income per share attributable to common stock holders (unaudited):
Basic	$			$

Diluted	$			$

	As of April 30, 2014
	Actual	Pro forma(1)	Pro forma as adjusted(2)
(in thousands)		(unaudited)	(unaudited)

Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$13,990	$	$
Working Capital(3)	$17,806	$	$
Total Assets	$55,922	$	$
Redeemable Convertible Preferred Stock	$42,693	$	$
Total Stockholders’ Equity	$1,648	$	$

(1)	The pro forma column assumes the effect of (i) our board of directors’ declaration of a cash dividend of $ on shares of our common stock, convertible preferred stock and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering, and the payment thereof, (ii) the payment of a cash dividend of approximately $ on shares of our outstanding series D-3 redeemable convertible preferred stock accrued through the date of conversion of such shares into common stock, which will occur on the closing date of this offering, and (iii) the automatic conversion of our outstanding convertible preferred stock and redeemable convertible preferred stock into 32,486,588 shares of common stock prior to completion of this offering.

(2)	The pro forma as adjusted column gives effect to the transactions described in footnote 1 and the sale of shares of common stock in this offering by us, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the events had occurred on April 30, 2014. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Working capital represents the excess of current assets over current liabilities as follows for the period indicated:

	Actual	Pro forma	Pro forma as adjusted
		(unaudited)	(unaudited)
Total current assets	$23,647	$	$
Total current liabilities	5,841

Working capital	$17,806	$	$

Other data:

The following table represents the number of HSA Members as of April 30, 2014 and 2013, and as of January 31, 2014 and 2013, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Key financial and operating metrics—HSA members” for more information as to how we define HSA Members.

	As of April 30,		As of January 31,
	2014	2013	2014	2013
HSA Members	1,008,083	695,109	967,710	677,251

Average HSA Members	992,225	689,156	747,182	532,053

The following table represents AUM as of April 30, 2014 and 2013, and as of January 31, 2014 and 2013, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Key financial and operating metrics—Assets under management” for more information as to how we define AUM.

	As of April 30,			As of January 31,
(in thousands)	2014	2013	$ Change	2014	2013	$ Change
Cash AUM	$1,488,543	$1,105,332	$383,211	$1,442,336	$1,060,696	$381,640
Investment AUM	212,041	120,741	91,300	182,614	103,335	79,279

Total AUM	$1,700,584	$1,226,073	$474,511	$1,624,950	$1,164,031	$460,919

Average Daily Cash AUM	$1,459,478	$1,086,150	$373,328	$1,137,825	$829,427	$308,398

The following table represents Adjusted EBITDA for the three months ended April 30, 2014 and 2013, and for the year-ended January 31, 2014 and 2013, respectively. See “Selected consolidated financial and other data—Non-GAAP financial measures“ for more information as to how we define and calculate Adjusted EBITDA and for a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA.

	Three months ended April 30,		Year ended January 31,
(in thousands)	2014	2013	2014	2013
Adjusted EBITDA	$6,804	$3,838	$15,769	$10,504

Risk factors

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The occurrence of any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks relating to our business and industry

The healthcare industry is rapidly evolving and the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven. If we are not successful in promoting the benefits of our platform, our growth may be limited.

The market for our products and services is subject to rapid and significant changes. The market for technology-enabled services that empower healthcare consumers is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. The market for technology-enabled services that empower healthcare consumers is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption. In order to remain competitive, we are continually involved in a number of projects to develop new services or compete with these new market entrants, including the development of mobile versions of our proprietary technology platform and our introduction of investment advisory services. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of acceptance by our customers.

Furthermore, based on our experience with our customers, we believe that many consumers are not familiar with the tax-advantaged benefits of HSAs and other similar tax-advantaged healthcare savings arrangements. Our success will depend to a substantial extent on the willingness of consumers to increase their use of technology platforms to manage their healthcare saving and spending, the ability of our platform to increase consumer engagement, and our ability to demonstrate the value of our platform to our existing customers and potential customers. If our existing customers do not recognize or acknowledge the benefits of our platform or our platform does not drive consumer engagement, then the market for our products and services might not develop at all, or it might develop more slowly than we expect, either of which could adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

Finally, our competitors may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. If successful, their development efforts could render our services less desirable, resulting in the loss of our existing customers or a reduction in the fees we generate from our products and services.

If our security measures are breached or unauthorized access to data is otherwise obtained, our platform may be perceived as not being secure, our customers may reduce the use of, or stop using, our products and services and we may incur significant liabilities.

Our proprietary technology platform enables the exchange of, and access to, sensitive information, and security breaches could result in the loss of this information, theft or loss of actual funds, litigation, indemnity obligations to our customers and other liabilities. While we have security measures in place, if our security measures are breached as a result of third-party action, employee error or otherwise, our reputation could be significantly damaged, our business may suffer and we could incur substantial liability. For example, we have in the past experienced security breaches which, although such breaches did not result in any claims against us, could be indicative of the potential for future security breaches. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including:

•	possible fines, penalties and damages;
•	reduced demand for our services;
•	an unwillingness of consumers to provide us with their credit card or payment information;
•	an unwillingness of customers to provide us with personal information; and
•	harm to our reputation and brand.

Because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, and/or subject us to third-party lawsuits, regulatory fines, contractual liability and/or other action or liability, thereby harming our operating results.

Cybersecurity breaches could compromise our data and the data of our customers and partners, which may expose us to liability and would likely cause our business and reputation to suffer.

Our ability to ensure the security of our online platform and thus sensitive customer and partner information is critical to our operations. We rely on standard Internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. Despite our security measures, our information technology and infrastructure may be vulnerable to cybersecurity threats, including attacks by hackers and other malfeasance. Any such security breach could compromise our networks and result in the information stored or transmitted there to be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings leading to liability, including under laws that protect the privacy of personal information, disrupt our operations and the services we provide to our clients, damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business, operations and competitive position.

Fraudulent and other illegal activity involving our products and services, including our payment cards, could lead to reputational damage to us and reduce the use and acceptance of our platform.

Criminals are using increasingly sophisticated methods to capture personal account information in order to engage in illegal activities such as counterfeiting and identity theft. We rely upon third parties for some transaction processing services, which subjects us to risks related to the vulnerabilities of those third parties. For example, we were exposed to risks relating to the 2013 theft of payment card numbers housed in Target Corporation’s point of sale system when certain of our members used our payment cards at Target Corporation and those cards were compromised. Under our agreement with our payment card processing network, we are required to make our customers whole for losses sustained when using our payment cards, even in instances where we are not directly responsible for the underlying cause of such loss. A single significant incident of fraud, or increases in the overall level of fraud, involving our payment cards, our custodial accounts or our reimbursement administration services, could result in reputational damage to us, which could reduce the use and acceptance of our products and services, cause our customers to cease doing business with us or lead to greater regulation that would increase our compliance costs.

We may be unable to compete effectively against our current and future competitors.

The market for our products and services is highly competitive, rapidly evolving and fragmented. We view our competition in terms of direct and indirect competitors. Our direct competitors are HSA custodians that include state or federally chartered banks, such as Optum Bank, JPMorgan Chase & Co. and Webster Bank, N.A., and non-bank custodians approved by the U.S. Treasury as meeting certain ownership, capitalization, expertise and governance requirements, such as Payflex Systems USA, Inc. (Payflex). This market is highly fragmented and characterized by more than 2,200 HSA custodians. We also have numerous indirect competitors, including benefits administration technology and service providers that work with other HSA custodians to sell into health plans and/or employer channels.

Many of our competitors, in particular commercial banks and financial institutions, have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors may be in a position to devote greater resources to the development, promotion, sale and support of their products and services and have offered, or may in the future offer, a wider range of products and services that may be more attractive to potential customers, and they may also use advertising and marketing strategies that achieve broader brand recognition or acceptance. For example, our competitors that are commercial banks and financial institutions may leverage their ability to generate revenue from other banking activities and decide to offer no-fee HSAs, which may permit them to increase market share in our market. Furthermore, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future Network Partners or other strategic partners, thereby limiting our ability to promote our solution with these parties.

In addition, well-known retail mutual fund companies, such as Fidelity and Vanguard, who currently do not have a strong presence or have somewhat limited products in the market for technology-enabled services that empower healthcare consumers may in the future decide to expand their products or attempt to grow their presence in the market. These investment companies have significant advantages over us in terms of brand name recognition, years of experience managing tax-advantaged retirement accounts (e.g., 401(k) and IRA), highly developed recordkeeping, trust functions, and fund advisory and customer relations management, among others. If we are unable to compete effectively with new competitors, our results of operations, financial condition, business and prospects could be materially adversely affected.

Developments in the healthcare industry could adversely affect our business.

Substantially all of our revenue is derived from healthcare-related saving and spending by consumers, which could be affected by changes affecting the broader healthcare industry, including decreased spending in the industry overall. General reductions in expenditures by healthcare industry participants could result from, among other things:

•	government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public;

•	consolidation of healthcare industry participants;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our products and services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in the healthcare industry.

The healthcare regulatory and political framework is uncertain and evolving.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. For example, in March 2010, President Barack Obama signed the PPACA, a health care reform measure which provides healthcare insurance for approximately 30 million more Americans. The PPACA includes a variety of healthcare reform provisions and requirements that will become effective at varying times through 2018, substantially changes the way health care is financed by both governmental and private insurers, and may significantly impact our industry. Many of the provisions of the PPACA will phase in over the course of the next several years, and we may be unable to predict accurately what effect the PPACA or other healthcare reform measures that may be adopted in the future will have on our business.

Changes in applicable federal and state laws relating to the tax benefits available through tax-advantaged healthcare accounts such as HSAs would materially adversely affect our business.

The efforts of governmental and third-party payers to raise revenue or contain or reduce the costs of healthcare may adversely affect our business, operating results, and financial condition. We expect that there will continue to be a number of legislative and regulatory proposals aimed at changing the U.S. healthcare system, which could include restructuring the tax benefits available through HSAs, FSAs and similar tax-advantaged healthcare accounts. For example, states may seek to raise revenues by enacting tax laws that eliminate the tax deductions available to individuals who contribute to HSAs. Our business is substantially dependent on the tax benefits available through HSAs. If the laws or regulations are changed to limit or eliminate the tax benefits available through these accounts, such a change would have a material adverse effect on our business.

We may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the access, use and disclosure of personally identifiable information, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA.

Numerous state and federal laws and regulations govern the collection, dissemination, access and use of personally identifiable information, including HIPAA, which governs the treatment of protected health information, a specific type of personally identifiable information. In the provision of services to our customers, we and our third-party vendors may collect, access, use, maintain and transmit protected health information in ways that are subject to many of these laws and regulations.

HIPAA applies to covered entities (e.g., health plans, healthcare clearinghouses and most providers). HIPAA also applies to “business associates” of covered entities, which include individuals and entities that provide services for or on behalf of covered entities pursuant to which the service provider may access protected health information. We are a business associate to our Health Plan Partners and to those other covered entities to which we provide services that involve our receipt, access, and/or creation of protected health information. On January 17, 2013, the United States Department of Health and Human Services issued a final rule to implement modifications to HIPAA, such as business associate compliance, determination and reporting of security breaches, and penalties, as well as modifications as required in the Genetic Information Nondiscrimination Act of 2008. The final rule also revises the standard used to determine when entities are required to report security breaches and also makes covered entities liable for the acts of their business associates and business associates liable for the acts of their subcontractors, who are now also deemed business associates, in accordance with the federal common law of agency. If we or any of our subcontractors experience a breach of patient information, the expanded liability for business associates could result in substantial financial and reputational harm.

The two rules that were promulgated pursuant to HIPAA that could most significantly affect our business are: (i) the Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule, and (ii) the Security Standards for the Protection of Electronic Protected Health Information, or the Security Rule. The Privacy Rule restricts the use and disclosure of patient information, and requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The Security Rule establishes elaborate requirements for safeguarding patient health information transmitted or stored electronically. The Privacy Rule and the Security Rule require the development and implementation of detailed policies, procedures, contracts and forms to assure compliance. We have implemented such compliance measures, but we may be required to make additional costly system purchases and modifications to comply with evolving HIPAA rules and to perform periodic audits and refinements as required by HIPAA.

Other federal and state laws restricting the use and protecting the privacy and security of protected health information and/or personally identifiable information also apply to us directly by law or indirectly through contractual obligations to our members that are directly subject to the laws. If we do not properly comply with existing or new laws and regulations related to protected health information and personally identifiable information, we could be subject to criminal or civil sanctions.

We are subject to various privacy related regulations promulgated under the Gramm-Leach-Bliley Act, which may include increased cost of compliance.

We are subject to various laws, rules and regulations related to privacy, information security and data protection promulgated under the Gramm-Leach-Bliley Act, and we could be negatively impacted by these laws, rules and regulations. The Gramm-Leach-Bliley Act guidelines require, among other things, that we develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any customer information at issue. Our management believes that we are currently operating in compliance with these regulations. However, continued compliance with these laws, rules and regulations regarding the privacy, security and protection of our customers’ data, or the implementation of any additional privacy rules and regulations, could result in higher compliance and technology costs for us.

Changes in laws and regulations relating to interchange fees on payment card transactions would adversely affect our revenue and results of operations.

At both the federal and state level, there are recent changes and proposed changes to existing laws and regulations that would limit the fees or interchange rates that can be charged on payment card transactions. For example, the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act known as the Durbin Amendment gave the Federal Reserve Board, or the FRB, the power to regulate payment card interchange fees. On June 29, 2011, the FRB issued its final rule that set a cap, which took effect on October 1, 2011, on the interchange fee an issuer can receive from a single payment card transaction. Our HSA-linked payment cards are exempt from the rule. However, to the extent that our other payment cards or issuing banks lose their exempt status, the interchange rates applicable to transactions involving our payment cards or issuing banks could be impacted, which would decrease our revenue and profit and could have a material adverse effect on our financial condition and results of operations.

Our investment advisory services are subject to complex regulation, and any compliance failures or regulatory action could adversely affect our business.

Our subsidiary HealthEquity Advisors, LLC is a registered investment advisor that provides web-only investment advisory services. As such, it must comply with the requirements of the Investment Advisers Act of 1940, or the Advisers Act, and related U.S. Securities and Exchange Commission, or SEC, regulations. Such requirements relate to, among other things, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Compliance with any new regulatory requirements may divert internal resources and take significant time and effort. Any claim of non-compliance, regardless of merit or ultimate outcome, could subject us to investigation by the SEC, or other regulatory authorities. This in turn could result in additional claims or class action litigation brought on behalf of our clients, any of which could result in substantial cost to us and divert management’s attention and other resources away from our operations. Furthermore, investor perceptions in us may suffer, and this could cause a decline in the market price of our common stock. Our compliance processes may not be sufficient to prevent assertions that we failed to comply with any applicable law, rule or regulation.

Our distribution model relies on the cooperation of our Network Partners. If our Network Partners choose to partner with other providers of technology-enabled services that empower healthcare consumers, including HSA services, our business could be materially and adversely affected.

Our business depends on our Network Partners’ willingness to partner with us to offer their customers and/or employees our products and services. Certain of our Health Plan Partners enjoy significant market share in various geographic regions. If these Health Plan Partners choose to partner with our competitors, our results of operations, business and prospects could be materially adversely affected.

Declining levels of interest rates may reduce our ability to generate income on our cash AUM and to attract deposits into HSAs, which would adversely affect our profitability.

As a non-bank custodian, we must partner with our FDIC-insured custodial depository bank partners to hold and invest our cash AUM. We generate a significant portion of our consolidated revenue from fees we earn from our FDIC-insured custodial depository bank partners. For example, during the unaudited three months ended April 30, 2014 and for the year ended January 31, 2014 we generated approximately 27% and 31%, respectively, of our total revenue from custodial fees. A decline in prevailing interest rates may negatively affect our business by reducing the yield we realize on our cash AUM. In addition, if we do not offer our HSA Members competitive interest rates, our members may choose not to deposit their HSA cash balances with us. Any such scenario could materially and adversely affect our business and results of operations.

If our customers do not continue to utilize our payment cards, our results of operations, business and prospects would be materially adversely affected.

We derived 21%, 21%, 19% and 18% of our total revenue during the unaudited three months ended April 30, 2014 and 2013, and the years ended January 31, 2014 and 2013, respectively, from fees that are paid to us when our customers utilize our payment cards. These fees represent a percentage of the expenses transacted on each card. If our customers do not use these payment cards at the rate we expect, if they elect to withdraw funds using a non-revenue generating mechanism such as direct reimbursement, or if other alternatives to these payment cards develop, our results of operations, business and prospects would be materially adversely affected.

We rely on a single bank identification number sponsor for our payment cards, and a change in relationship with this sponsor or its failure to comply with certain banking regulations could materially and adversely affect our business.

We rely on a single bank identification number sponsor, or BIN sponsor, in relation to the payment cards we issue. If any material adverse event were to affect our BIN sponsor, including a significant decline in its financial condition, a decline in the quality of its service, its inability to comply with applicable banking and financial service regulatory requirements, systems failure or its inability to pay us fees, our business, financial condition and results of operations could be materially and adversely affected. In addition, we do not have a long-term contract with our BIN sponsor, and it may increase the fees they charge us or terminate their relationship with us. If we were required to change BIN sponsors, we could not accurately predict the success of such change or that the terms of our agreement with a new BIN sponsor would be as favorable to us, especially in light of the recent increased regulatory scrutiny of the payment card industry, which has rendered the market for BIN sponsor services less competitive.

We rely on our FDIC-insured custodial depository bank partners for certain custodial account services from which we generate fees. A business failure in any FDIC-insured custodial depository bank partner would materially and adversely affect our business.

As a non-bank custodian, we rely on our seven FDIC-insured custodial bank partners to hold and invest our cash AUM. If any material adverse event were to affect one of our FDIC-insured custodial depository bank partners, including a significant decline in its financial condition, a decline in the quality of its service, loss of deposits, its inability to comply with applicable banking and financial services regulatory requirements, systems failure or its inability to pay us fees, our business, financial condition and results of operations could be materially and adversely affected. If we were required to change custodial depository banking partners, we could not accurately predict the success of such change or that the terms of our agreement with a new banking partner would be as favorable to us as our current agreements, especially in light of the recent consolidation in the banking industry, which has rendered the market for FDIC-insured retail banking services less competitive.

We receive important services from third-party vendors. Replacing them would be difficult and disruptive to our business.

We have entered into contracts with third-party vendors to provide critical services relating to our business, including fraud management and other customer verification services, transaction processing and settlement, and card production. For example, we rely on a third-party vendor to process transactions involving our payment cards. Accordingly, we depend, in part, on the services, technology and software of this vendor and other third-party service providers. In the event that these service providers fail to maintain adequate levels of support, do not provide high quality service, increase the fees they charge us, discontinue their lines of business, terminate our contractual arrangements or cease or reduce operations, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management’s time and resources. It would be difficult to replace some of our third-party vendors, such as our payment card transaction processor, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. If we are unable to complete a transition to a new provider on a timely basis, or at all, we could be forced to temporarily or permanently discontinue certain services, which could disrupt services to our customers and adversely affect our business, financial condition and results of operations. We may also be unable to establish comparable new third-party relationships on as favorable terms or at all, which could materially and adversely affect our business, financial condition and results of operations.

We rely on software licensed from third parties that may be difficult to replace or that could cause errors or failures of our online platform that could lead to lost customers or harm to our reputation.

We rely on certain cloud-based software licensed from third parties to run our business. For example, we utilize Oracle Corporation’s RightNow cloud solution to manage our customer relations. This software may not continue to be available to us on commercially reasonable terms and any loss of the right to use any of this software could result in delays in the provisioning of our products and services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. In addition, we have certain service level agreements with our customers for which the availability of this software is critical. Any decrease in the availability of our service as a result of errors, defects, a disruption or failure of our licensed software may require us to provide significant fee credits or refunds to our customers. Our software licensed from third parties is also subject to change or upgrade, which may result in our incurring significant costs to implement such changes or upgrades.

We must adequately protect our brand and the intellectual property rights related to our products and services and avoid infringing on the proprietary rights of others.

We believe that the HealthEquity brand is critical to the success of our business, and we utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect the intellectual property rights related to our products and services. We may unknowingly violate the intellectual property or other proprietary rights of others and, thus, may be subject to claims by third parties. If so, we may be required to devote significant time and resources to defending against these claims or to protecting and enforcing our own rights. Some of our intellectual property rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights or to defend successfully against an infringement action could harm our business, results of operations, financial condition and prospects.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and attracting new customers and strategic partners. Brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain a sufficient number of customers and strategic partners necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our products and services.

We have in the past completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results.

We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our products and services, enhance our technical capabilities or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition, and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs, which would be recognized as a current period expense;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	the inability to maintain relationships with customers and partners of the acquired business;

•	the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

•	the need to integrate or implement additional controls, procedures and policies;

•	harm to our existing business relationships with customers and strategic partners as a result of the acquisition;

•	the diversion of management’s time and resources from our core business;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business and diversion of management and employee resources;

•	our ability to coordinate organizations that are geographically diverse and that have different business cultures;

•	our ability to comply with the regulatory requirements applicable to the acquired business;

•	the inability to recognize acquired revenue in accordance with our revenue recognition policies; and

•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations or financial condition. Even if we are successful in completing and integrating an acquired business, the acquired businesses may not perform as we expect or enhance the value of our business as a whole.

Our quarterly operating results may fluctuate significantly from period to period, which could adversely impact the value of our common stock.

Our quarterly operating results, including our revenue, gross profit, net income and cash flows, may vary significantly in the future, which could cause our stock price to decline rapidly, may lead analysts to change their long-term models for valuing our common stock, could cause short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Our quarterly operating expenses and operating results may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We have recorded a significant amount of intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill, which could adversely affect our costs and business operations.

Our consolidated balance sheet includes significant intangible assets, including approximately $4.7 million in goodwill and $25.4 million in intangible assets, together representing approximately 54% of our unaudited total assets as of April 30, 2014. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments and our ability to accurately predict future cash flows related to these intangible assets may not be accurate. We test our goodwill for impairment each fiscal year, but we also test goodwill and other intangible assets for impairment at any time when there is a change in circumstances that indicates that the carrying value of these assets may be impaired. Any future determination that these assets are carried at greater than their fair value could result in substantial non-cash impairment charges, which could significantly impact our reported operating results.

If we are unable to meet or exceed the net worth test required by the Internal Revenue Service, or IRS, we could be unable to maintain our non-bank custodian status, which would have a material adverse impact on our ability to operate our business.

As a non-bank custodian, we are required to comply with Treasury Regulations Section 1.408-2(e), or the Treasury Regulations, including the net worth requirements set forth therein. If we should fail to comply with the Treasury Regulations’ non-bank custodian requirements, including the net worth requirements, we could be unable to accept new custodial assets or be unable to rely on our previously granted IRS Notice of Approval to serve as a non-bank custodian, which would have a material adverse impact on our business operations. Net worth is defined for this purpose as the amount of our assets less the amount of our liabilities, as determined in accordance with U.S. generally accepted accounting principles. If we fail to comply with the Treasury Regulations, including the net worth requirements, such failure would materially and adversely affect our ability to maintain our current custodial accounts and grow by adding additional custodial accounts, and it could result in the institution of procedures for the revocation of our authorization to operate as a non-bank custodian.

Failure to manage future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The continued rapid expansion and development of our business may place a significant strain upon our management and administrative, operational and financial infrastructure. As of April 30, 2014, we had approximately 1.0 million HSA Members and $1.7 billion in AUM representing growth of 45% and 39%, respectively, from April 30, 2013. For the year ended January 31, 2014, our total revenue and Adjusted EBITDA were approximately $62.0 million and $15.8 million, respectively, which represents two-year compounded annual growth rates of approximately 41% and 77%, respectively. See “Selected consolidated financial and other data” for the definition of Adjusted EBITDA and a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA. While to date we believe we have effectively managed the effect on our operations resulting from the rapid growth of our business, our growth strategy contemplates further increasing the number of our HSA Members and our AUM at relatively similar growth rates. However, the rate at which we have been able to attract new HSA Members in the past may not be indicative of the rate at which we will be able to attract additional HSA Members in the future.

Our success will depend in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise, and manage new employees, obtain financing for our capital needs, expand our systems effectively, control increasing costs, allocate our human resources optimally, maintain clear lines of communication between our operational functions and our finance and accounting functions, and manage the pressures on our management and administrative, operational and financial infrastructure. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations or that we will be able to manage growth effectively or to achieve further growth at all. Similarly, there can be no assurance that we will be able to effectively control the increasing costs and manage the additional demands placed on our finance and accounting staff and on our financial, accounting and information systems caused by our need to comply with public company requirements, such as those relating to disclosure controls and procedures and internal control over financial reporting. If our business does not continue to grow or if we fail to effectively manage any future growth, our business, financial condition and results of operations could be materially and adversely affected.

We must be able to operate and scale our technology effectively to match our business growth.

Our ability to continue to provide our products and services to a growing number of customers, as well as to enhance our existing products and services, attract new customers and strategic partners, and offer new products and services, is dependent on our information technology systems. If we are unable to manage the technology associated with our business effectively, we could experience increased costs, reductions in system availability and customer loss. We are currently investing in significant upgrading of the capacity and performance of our proprietary technology platform and database design to ensure continued performance at scale, to reduce spending on maintenance activities, and to enable us to execute technology innovation more quickly. If we are unsuccessful in implementing these upgrades to our platform, we may be unable to adequately meet the needs of our customers and/or implement technology-based innovation in response to a rapidly changing market, which could harm our reputation and adversely impact our business, financial condition and results of operations.

We plan to extend and expand our products and services and introduce new products and services, and we may not accurately estimate the impact of developing, introducing and updating these products and services on our business.

We intend to continue to invest in technology and development to create new and enhanced products and services to offer our customers. During this past year, we have added several new features to our platform and have continued to enhance the platform’s mobile compatibility. We also introduced mobile apps on the Android and iOS platforms. We may not be able to anticipate or manage new risks and obligations or legal, compliance or other requirements that may arise in these areas. The anticipated benefits of such new and improved products and services may not outweigh the costs and resources associated with their development. Some new services may be received negatively by our existing and/or potential customers and strategic partners and have to be put on hold or cancelled entirely.

Our ability to attract and retain new customer revenue from existing customers will depend in large part on our ability to enhance and improve our existing products and services and to introduce new products and services. The success of any enhancement or new product or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new product or service. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or services or enhance our existing products or services to meet member or network partner requirements, our results of operations, financial condition, business or prospects may be materially adversely affected.

Developing and implementing new and updated applications, features and services for our technology platform may be more difficult than expected, may take longer and cost more than expected and may not result in sufficient increases in revenue to justify the costs.

Attracting and retaining new customers require us to continue to improve the technology underlying our proprietary technology platform. Accordingly, we must continue to develop new and updated applications, features and services. If we are unable to do so on a timely basis or if we are unable to implement new applications, features and services that enhance our customers’ experience without disruption to our existing ones, we may lose potential and existing customers. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our content offerings and healthcare saving and spending services. These efforts may:

•	cost more than expected;
•	take longer than originally expected;
•	require more testing than originally anticipated;
•	require additional advertising and marketing costs; and
•	require the acquisition of additional personnel and other resources.

The revenue opportunities generated from these efforts may fail to justify the amounts spent.

Any failure to offer high-quality customer support services could adversely affect our relationships with our customers and strategic partners and our operating results.

Our customers depend on our support and customer education organizations to educate them about, and resolve technical issues relating to, our products and services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for education and support services. Increased customer demand for these services, without a corresponding increase in revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our products and services and business and on positive recommendations from our existing customers. Any failure to maintain high-quality education and technical support, or a market perception that we do not maintain high-quality education support, could adversely affect our reputation, our ability to sell our products and services to existing and prospective customers and our business and operating results. We promote 24/7/365 education and support along with our proprietary technology platform. Interruptions or delays that inhibit our ability to meet that standard may hurt our reputation or ability to attract and retain customers.

We rely on our management team and key employees and our business could be harmed if we are unable to retain qualified personnel.

Our success depends, in part, on the skills, working relationships and continued services of our founder and senior management team and other key personnel. While we have entered into offer letters or employment agreements with certain of our executive officers, all of our employees are “at-will” employees, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable employees, in addition to salary and cash incentives, we provide stock options that vest over time or based on performance. The value to employees of stock options that vest over time or based on performance will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract offers from other organizations. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart.

Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel. Although we have not historically experienced unique difficulties attracting qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in our field is intense due to the limited number of individuals who possess the skills and experience required by our industry. In addition, we have experienced employee turnover and expect to continue to experience employee turnover in the future. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our retention efforts are not successful or our employee turnover rate increases in the future, our business will be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

If our cash and cash equivalents balances and any cash generated from operations are not sufficient to meet our future cash requirements, we will need to access additional capital to fund our operations. We may also need to raise additional capital to maintain compliance with the Treasury Regulations including the net worth requirements set forth therein or to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

•	issuing additional shares of our common stock or other equity securities;
•	issuing debt securities; or
•	borrowing funds under a credit facility.

We may not be able to raise needed cash on a timely basis on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors might be willing to purchase our common stock could be lower than the initial public offering price of our common stock. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock. In addition, if we were to raise cash through a debt financing, the terms of the financing might impose additional conditions or restrictions on our operations that could adversely affect our business. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to take into account the limitations of available funding, which would harm our ability to maintain or grow our business.

Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages. We maintain liability insurance coverage, including coverage for errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time-consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, any of which could materially and adversely affect our reputation and our business.

We may not be able to adequately protect our intellectual property rights and efforts to protect them may be costly and may substantially harm our business.

Our future success and competitive position are dependent in part upon our ability to protect our intellectual property rights. We have largely relied, and expect to continue to rely, on copyright, trade secret and trademark laws, as well as generally relying on confidentiality procedures and agreements with our employees, consultants, customers and vendors, to control access to, and distribution of, technology, software, documentation and other confidential information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain, use or distribute our technology without authorization. If this were to occur, we could lose revenue as a result of competition from products infringing or misappropriating our technology and intellectual property and we may be required to initiate litigation to protect our proprietary rights and market position. U.S. copyright, trademark and trade secret laws offer us only limited protection and the laws of some foreign countries do not protect proprietary rights to the same extent. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations.

Policing unauthorized use of our trademarks and technology is difficult and the steps we take may not prevent misappropriation of the trademarks or technology on which we rely. If competitors are able to use our trademarks or technology without recourse, our ability to compete would be harmed and our business would be materially and adversely affected.We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not ultimately be successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management’s attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, independent contractors, advisers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we would not be able to assert trade secret rights against such parties. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website and advertising and marketing activities.

Trademark, copyright and other intellectual property rights are important to us and our business. Our intellectual property rights extend to our technologies, applications and the content on our website. We also rely on intellectual property licensed from third parties. From time to time, third parties may allege that we have violated their intellectual property rights. If we are forced to defend ourselves against intellectual property infringement claims, regardless of the merit or ultimate result of such claims, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our website or inability to market or provide our products and services. As a result of any such dispute, we may have to:

•	develop non-infringing technology;
•	pay damages;
•	enter into royalty or licensing agreements;
•	cease providing certain products or services; or
•	take other actions to resolve the claims.

If we cannot protect our domain name, our ability to successfully promote our brand will be impaired.

We currently own the web domain name www.healthequity.com, which is critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, is generally regulated by governmental agencies and their designees. The regulation of domain names in the U.S. and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to successfully implement our business strategy of establishing a strong brand for HealthEquity if we cannot prevent others from using similar domain names or trademarks. This failure could impair our ability to increase our market share and revenue.

If one or more jurisdictions successfully assert that we should have collected or in the future should collect additional sales and use taxes on our fees, we could be subject to additional liability with respect to past or future sales and the results of our operations could be adversely affected.

We do not collect sales and use taxes in all jurisdictions in which our customers are located, based on our belief that such taxes are not applicable. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. In those jurisdictions and in those cases where we do believe sales taxes are applicable, we collect and file timely sales tax returns. Currently, such taxes are minimal. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest and penalties, and we could be required to collect such taxes in the future. This additional sales and use tax liability could adversely affect the results of our operations.

Our online platform is hosted from two data centers. Any disruption of service at our facilities or our third-party hosting providers could interrupt or delay our customers’ access to our products and services, which could harm our operating results.

The ability of our employees, members, Health Plan Partners and Employer Partners to access our technology platform is critical to our business. We currently serve our customers from data centers located in Draper, Utah, with a backup site in Austin, Texas. We cannot ensure that the measures we have taken will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

•	extended power loss;

•	telecommunications failures from multiple telecommunications providers;

•	natural disaster or an act of terrorism;

•	software and hardware errors, or failures in our own systems or in other systems;

•	network environment disruptions such as computer viruses, hacking and similar problems in our own systems and in other systems;

•	theft and vandalism of equipment; and

•	actions or events caused by or related to third parties.

We attempt to mitigate these risks through various business continuity efforts, including redundant infrastructure, 24/7/365 system activity monitoring, backup and recovery procedures, use of a secure off-site storage facility for backup media, separate test systems and change management and system security measures, but our precautions may not protect against all potential problems. Our data recovery center is equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support our online platform in the event of the interruption of services at our primary data center. Even with this data recovery center, however, our operations would be interrupted during the transition process should our primary data center experience a failure. Disruptions at our data centers could cause disruptions to our online platform and data loss or corruption. We have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies in the past. Any future errors, failure, interruptions or delays experienced in connection these third-party technologies could delay our customers’ access to our products, which would harm our business. This could damage our reputation, subject us to potential liability or costs related to defending against claims or cause our customers and strategic partners to cease doing business with us, any of which could negatively impact our revenue.

Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our products and services, which could cause us to lose customers and harm our operating results.

Our business depends on the continuing operation of our technology infrastructure and systems. Any damage to or failure of our systems could result in interruptions in our ability to deliver our products and services. Interruptions in our service could reduce our revenue and profits, and our reputation could be damaged if people believe our systems are unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, break-ins, hardware or software failures, telecommunications failures, computer viruses or other attempts to harm our systems and similar events.

Any unscheduled interruption in our service would result in an immediate loss of revenue. Frequent or persistent system failures that result in the unavailability of our platform or slower response times could reduce our customers’ ability to access our platform, impair our delivery of our products and services and harm the perception of our platform as reliable, trustworthy and consistent. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Acts of terrorism, acts of war and other unforeseen events may cause damage or disruption to us or our customers, which could materially and adversely affect our business, financial condition and operating results.

Natural disasters, acts of war, terrorist attacks and the escalation of military activity in response to such attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, market disruptions and job losses. Such events may have an adverse effect on the economy in general. Moreover, the potential for future terrorist attacks and the national and international responses to such threats could affect the business in ways that cannot be predicted. The effect of any of these events or threats could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to this offering and owning our common stock

An active trading market for our common stock may not develop and the market price for our common stock may decline below the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could adversely impact your ability to sell your shares and could depress the market price of your shares. In addition, the public offering price for our common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market upon completion of this offering. Consequently, you may be unable to sell your shares of our common stock at prices equal to or greater than the price you paid for them.

We have identified a material weakness in our financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we have failed to remediate our material weakness or if we fail to maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

In connection with our preparation for this offering, we concluded that there was a material weakness in our financial reporting that caused the restatement of our previously issued financial statements as of and for the year ended January 31, 2013. A material weakness is a deficiency, or a combination of deficiencies, in financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified comprises our lack of sufficient expertise to appropriately address and timely account for complex, non-routine transactions in accordance with U.S. generally accepted accounting principles. The evidence of this material weakness relates primarily to the measurement and classification of redeemable convertible preferred stock and warrants issued in connection with the redeemable convertible preferred stock.

For a discussion of the remediation plan that we executed, see “Management’s discussion and analysis of financial condition and results of operations—Internal control over financial reporting.” However, if we have not successfully remediated this material weakness, and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable NASDAQ listing requirements.

The market price of our common stock is likely to be volatile and could decline following this offering, resulting in a substantial loss of your investment.

The stock market in general has been highly volatile. As a result, the market price and trading volume for our common stock may also be highly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our common stock to fluctuate significantly include:

•	our operating and financial performance and prospects and the performance of other similar companies;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	the public’s reaction to our press releases, financial guidance and other public announcements, and filings with the SEC;

•	changes in earnings estimates or recommendations by securities or research analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and other regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, our investors or members of our management team; and

•

changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber attack, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

Any of these factors may result in large and sudden changes in the trading volume and market price of our common stock and may prevent you from being able to sell your shares at or above the price you paid for your shares of our common stock. Following periods of volatility in the market price of a company’s securities, stockholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management’s attention and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of                 , 2014 upon completion of this offering, we will have                 shares of our common stock outstanding (or                 shares, assuming full exercise of the underwriters’ option to purchase additional shares). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The

remaining                 shares outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into among the underwriters, our directors, officers, and substantially all of our securityholders. J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, the representatives of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.” Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of our common stock to be issued under our equity compensation plans and, as a result, all shares of our common stock acquired upon exercise of options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. A total of             shares of common stock are reserved for issuance under our equity compensation plans.

We, our executive officers, directors and substantially all of our securityholders have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period,                 shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares eligible for future sale” for a discussion of the shares of our common stock that may be sold into the public market in the future. In addition, certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, holders of approximately                 shares, or     %, of             our common stock will have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future. Once we register the shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, and litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our principal stockholder owns a significant percentage of our shares and will be able to exert significant control over matters subject to stockholder approval.

As of May 31, 2014, our principal stockholder, Berkley, owned approximately 36.8% of our outstanding voting shares and, upon completion of this offering, will hold approximately         % of our outstanding voting shares. Therefore, even after this offering, Berkley may have the ability to influence us through its ownership position. Berkley may be able to determine all matters requiring stockholder approval. For example, it may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will not permit cumulative voting in the election of directors. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our shares would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if, among other things, the market value of common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We cannot predict whether investors will find our common stock less attractive if we choose to rely on one or more of these exemptions. If some investors find our common stock less attractive as a result of any decisions to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an emerging growth company.

We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of NASDAQ and the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which will impose significant compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and NASDAQ rules;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, upon completion of this offering, Sarbanes-Oxley will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley unless we choose to utilize the exemption from such attestation requirement available to emerging growth companies. As described in the previous risk factor, we expect to qualify as an emerging growth company upon completion of this offering and could potentially qualify as an emerging growth company until January 31, 2020. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We have broad discretion to use the proceeds from the offering and our investment of those proceeds may not yield favorable returns.

Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

We do not intend to pay regular cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Except for the previously declared cash dividend payable on shares of our common stock and convertible preferred stock outstanding on the day immediately prior to the closing date of this offering, we have no current plans to declare and pay any cash dividends for the foreseeable future. We currently intend to retain all our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our second annual report following this offering, which will be for our year ending January 31, 2016, provide a management report on internal controls over financial reporting. Sarbanes-Oxley also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect to have our independent registered public accounting firm attest to our management report on internal controls over financial reporting for so long as we are an emerging growth company.

If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time-consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of Sarbanes-Oxley in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their share holdings in us.

Purchasing our common stock through this offering will result in an immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See “Dilution.”

Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the initial public offering price, your interest will be further diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common stock at a lower price than the initial public offering price. In addition, newer securities may have rights, preferences or privileges senior to those of securities held by you.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include the inability of our stockholders to act by written consent and certain advance notice procedures with respect to stockholder proposals and nominations for candidates for the election of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and Delaware law to prevent or delay a transaction involving a change in control of our company, even if doing so would benefit our stockholders. See “Description of capital stock.”

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Special note regarding forward-looking statements and industry data

This prospectus includes forward-looking statements that involve risks and uncertainties, including in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business.” These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, product expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words “may,” “believes,” “intends,” “seeks,” “anticipates,” “plans,” “estimates,” “expects,” “should,” “assumes,” “continues,” “could,” “will,” “future” and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

•	our expectations regarding our operating revenue, expenses, effective tax rates and other results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	the growth rates of the markets in which we compete;

•	competitive pressures related to the fees that we charge;

•	our reliance on key members of executive management and our ability to identify, recruit and retain skilled personnel;

•	management compensation and the methodology for its determination;

•	our ability to promote our brand;

•	disturbance to our information technology systems;

•	our ability to protect our intellectual property rights;

•	unavailability of capital;

•	general economic conditions;

•	risk of future legal proceedings; and

•	other risks and factors listed under “Risk factors” and elsewhere in this prospectus.

In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, that are based on industry publications, data from research firms and other third-party sources, surveys, estimates and forecasts, including those generated by Interpro Publications Inc. (Consumer Driven Market Report), Towers Watson and Company, Employee Benefit Research Institute, MRops, Inc., Oxygen Research Inc., Kaiser Family Foundation and Bloom Health. Although we believe the information in these industry publications and third-party sources is generally reliable, this information is inherently imprecise and involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of our future performance, industry or market conditions and demographics are inherently imprecise, and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.”

Use of proceeds

We estimate that our net proceeds from the sale of                 shares of common stock in this offering will be approximately $         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $         million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $         per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable.

The principal reasons for this offering are to access the public capital markets and increase our capitalization, financial flexibility and visibility in the marketplace. We intend to use the net proceeds from the sale of common stock by us in this offering:

•

to pay a previously declared cash dividend of approximately $         on shares of our common stock, convertible preferred stock, and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering. Our executive officers, directors, beneficial owners of 5% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $         , or    %, of such dividend amount;

•

to pay a cash dividend of approximately $         on shares of our outstanding series D-3 redeemable convertible preferred stock accrued through the date of conversion of such shares into common stock, which will occur on the closing date of this offering. Our executive officers, directors, beneficial owners of 5% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $         , or    %, of such dividend amount; and

•	for working capital and other general corporate purposes, including to finance our growth, hire additional personnel and fund capital expenditures and potential acquisitions.

We may pursue the acquisition of companies or businesses with complementary products and technologies that we believe will enhance our business; however, we do not have agreements or commitments for any specific acquisitions at this time.

Our expected use of the net proceeds from this offering is based upon our present plans and business condition. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development activities, the level of our sales and marketing activities, our technology investments and any potential acquisitions. Our management also has discretion over many of these factors.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Dividend policy

During the year ended January 31, 2013, we issued a stock dividend, and during the year ended January 31, 2014 we paid a cash dividend, in each case to the holders of shares of our outstanding series D-3 redeemable convertible preferred stock in accordance with the dividend rights affixed to such class and series of our capital stock. See “Certain relationships and related party transactions—Related person transactions—Series D-3 redeemable convertible preferred stock dividends.” Upon completion of this offering, an aggregate amount of $         is payable on shares of our outstanding series D-3 redeemable convertible preferred stock accrued through the date of conversion of such shares into common stock, which will occur on the closing date of this offering. In addition, our board of directors has declared a cash dividend in an aggregate amount of approximately $         , which is payable on shares of our common stock, convertible preferred stock, and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering and will be paid out of a portion of the net proceeds of the offering. The dividend will not be paid on any shares purchased in this offering.

Other than the dividend described above, we do not currently intend to pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of April 30, 2014:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•

on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock into an aggregate of 32,486,588 shares of our common stock, which will occur immediately prior to the completion of this offering, (2) our board of directors’ declaration of a cash dividend in the amount of $         to holders of our common stock, convertible preferred stock and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering, and the payment thereof, to be paid from the net proceeds of this offering, (3) the payment of a cash dividend in the amount of $         to holders of our outstanding series D-3 redeemable convertible preferred stock in accordance with the dividend rights affixed to such class and series of our capital stock to be paid from the net proceeds of this offering, and (4) the amendment and restatement of our certificate of incorporation in connection with this offering; and

•

on a pro forma as adjusted basis to reflect (1) the transactions described in the preceding clause, and (2) the issuance and sale by us of                 shares of our common stock in this offering, and the receipt of the net proceeds from our sale of these shares at the assumed initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the events had occurred on April 30, 2014.

You should read this table in conjunction with the sections of this prospectus entitled “Selected consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 30, 2014
(in thousands, except per share data)	Actual	Pro forma	Pro forma(1) as adjusted
		(unaudited)	(unaudited)
Cash and Cash Equivalents	$13,990

Redeemable Convertible Preferred Stock
Redeemable Convertible Preferred Stock, $0.0001 par value, 26,473 shares authorized; 17,349 shares issued and outstanding, actual; issued and outstanding on a pro forma and pro forma as adjusted basis	$42,693

Stockholders’ Equity
Post Initial Public Offering Preferred Stock	$—
Convertible Preferred Stock, $0.0001 par value, 6,738 shares authorized, 6,156 shares issued and outstanding, actual; shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis	8,129
Common Stock, $0.0001 par value, 70,000 shares authorized, 7,038 shares issued and outstanding, actual; issued and outstanding on a pro forma and pro forma as adjusted basis	1
Common Stock Warrants	2,259
Additional Paid-in Capital	11,880
Accumulated Deficit	(20,621)

Total Stockholders’ Equity	1,648

Total Capitalization	$44,341

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $ million, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The table above is based on the number of shares of our common stock outstanding as of April 30, 2014, and excludes:

•

6,189,550 shares of our common stock issuable upon the exercise of outstanding stock options as of April 30, 2014, at a weighted average exercise price of $1.78 per share, of which 3,464,350 options are exercisable as of such date;

•

2,571,324 shares of common stock issuable upon the exercise of outstanding warrants as of April 30, 2014 at a weighted average exercise price of $0.77 per share, certain of which outstanding warrants will be automatically cancelled upon the closing of this offering if not previously exercised; and

•

454,500 shares of our common stock reserved for future grant or issuance under our 2014 Equity Incentive Plan, which will be amended and restated in connection with the completion of this offering. See “Executive compensation—Additional incentive compensation plans and awards—2014 equity incentive plan.”

Dilution

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of April 30, 2014 was $         million, or $         per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of our common stock outstanding as of April 30, 2014, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering.

Our historical net tangible book value (deficit) as of April 30, 2014, was approximately $(28.4) million, or $(3.74) per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities and redeemable convertible preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of April 30, 2014.

Our pro forma net tangible book value as of April 30, 2014 was $         million, or $         per share of common stock. Pro forma net tangible book value gives effect to (i) the conversion of all of our outstanding convertible preferred stock and redeemable convertible preferred stock as of April 30, 2014 into an aggregate of 32,486,588 shares of our common stock, (ii) our board of directors’ declaration of a cash dividend to holders of our common stock, convertible preferred stock and redeemable convertible preferred stock outstanding on the day immediately prior to the closing date of this offering, to be paid from the net proceeds of this offering, and (iii) the payment of a cash dividend to holders of our outstanding series D-3 redeemable convertible preferred stock to be paid from the net proceeds of this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of our common stock outstanding as of April 30, 2014.

After giving effect to the sale by us of shares of common stock in this offering at the assumed initial public offering price, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of April 30, 2014 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of April 30, 2014	$(3.74)
Pro forma increase in net tangible book value per share as of April 30, 2014 attributable to the pro forma transactions described in the preceding paragraphs
Pro forma net tangible book value per share as of April 30, 2014
Increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $         million, or approximately $         per share, and the dilution per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $         per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing common stock in this offering would be $         per share.

The following table sets forth as of April 30, 2014, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid by or received from existing stockholders and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at the assumed initial public offering price, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration(1)		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $         per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $         per share and the dilution to new investors participating in this offering would be $         per share.

The foregoing discussion and tables are based on 40,087,756 shares of our common stock outstanding as of April 30, 2014, after giving effect to the conversion of our outstanding convertible preferred stock and redeemable convertible preferred stock as of April 30, 2014 into an aggregate of 32,486,588 shares of common stock and excludes:

•

6,189,550 shares of our common stock issuable upon the exercise of outstanding stock options as of April 30, 2014, at a weighted average exercise price of $1.78 per share, of which 3,464,550 options are exercisable as of such date;

•

2,571,324 shares of common stock issuable upon the exercise of outstanding warrants as of April 30, 2014 at a weighted average exercise price of $0.77 per share, certain of which outstanding warrants will be automatically cancelled upon the closing of this offering if not previously exercised; and

•

454,500 shares of our common stock reserved for future grant or issuance under our 2014 Equity Incentive Plan, which will be amended and restated in connection with the completion of this offering. See “Executive compensation—Additional incentive compensation plans and awards—2014 equity incentive plan.”

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

Selected consolidated financial and other data

The following tables set forth our selected consolidated statements of operations and comprehensive income and selected consolidated balance sheets data. The selected consolidated statements of operations and comprehensive income for the years ended January 31, 2014 and 2013 and the selected consolidated balance sheets data as of January 31, 2014 and 2013 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income for the three months ended April 30, 2014 and 2013, and the consolidated balance sheet data as of April 30, 2014 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus.

	Three months ended April 30,		Year ended January 31,
	2014	2013	2014	2013
(in thousands)	(Unaudited)	(Unaudited)
Revenue
Account Fee Revenue	$10,388	$7,016	$30,575	$22,102
Custodial Fee Revenue	5,427	4,449	18,955	15,181
Card Fee Revenue	4,298	3,062	11,931	8,520
Other Revenue	118	97	554	285

Total Revenue	$20,231	$14,624	$62,015	$46,088

Cost of Services
Account Costs	$6,428	$4,995	$21,473	$15,389
Custodial Costs	938	969	3,487	3,485
Card Costs	1,405	974	4,137	2,697
Other Costs	1	27	116	397

Total Cost of Services	$8,772	$6,965	$29,213	$21,968

Gross Profit	$11,459	$7,659	$32,802	$24,120

Operating Expenses
Sales and Marketing	$2,233	$1,745	$8,602	$7,795
Technology and Development	2,186	1,669	7,142	4,229
General and Administrative	1,143	910	3,897	3,367
Amortization of Acquired Intangible Assets	409	409	1,637	1,637

Total Operating Expenses	$5,971	$4,733	$21,278	$17,028

Income from Operations	$5,488	$2,926	$11,524	$7,092

Other Expense
Interest Expense	$—	$(10)	$(44)	$(326)
Loss on Revaluation of Warrants	—	—	(614)	(14)
Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative	(735)	—	(5,363)	(103)
Other Expense, net	(92)	(73)	(129)	(147)

Total Other Expense	$(827)	$(83)	$(6,150)	$(590)

Income Before Income Taxes	$4,661	$2,843	$5,374	$6,502
Income Tax Provision (Benefit)	$1,943	$1,093	$4,141	$(4,667)

Net Income and Comprehensive Income	$2,718	$1,750	$1,233	$11,169

	Three months ended April 30,		Year ended January 31,
	2014	2013	2014	2013
(in thousands)	(Unaudited)	(Unaudited)

Net Income (Loss) per share attributable to common stockholders
Basic	$0.52	$0.08	$(1.26)	$0.81
Diluted	$0.08	$0.04	$(1.26)	$0.25

Shares used in net income (loss) per share calculation
Basic	7,367	5,491	5,651	4,924
Diluted	43,736	37,612	5,651	37,514

	As of April 30,		As of January 31,
(in thousands)	2014	2013	2014	2013
Cash and Cash Equivalents	$13,990	$6,644	$13,917	$5,905
Working Capital(1)	$17,806	$8,947	$14,327	$7,024
Total Assets	$55,922	$46,626	$55,090	$46,301
Redeemable Convertible Preferred Stock	$42,693	$41,526	$46,714	$41,186
Total Stockholders’ Equity (Deficit)	$1,648	$(4,979)	$(12,706)	$(6,399)

(1)	Working capital represents the excess of current assets over current liabilities as follows for the period indicated:

(in thousands)	Actual	Pro forma (unaudited)	Pro forma as adjusted (unaudited)

Total current assets	$23,647	$—	$—
Total current liabilities	5,841	—	—

Working capital	$17,806	$—	$—

The following table represents the number of HSA Members as of April 30, 2014 and 2013 and as of January 31, 2014 and 2013, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Key financial and operating metrics—HSA members” for more information as to how we define HSA Members.

	As of April 30,		As of January 31,
	2014	2013	2014	2013
HSA Members	1,008,083	695,109	967,710	677,251

Average HSA Members	992,225	689,156	747,182	532,053

The following table represents AUM as of April 30, 2014 and 2013 and as of January 31, 2014 and 2013, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Key financial and operating metrics—Assets under management” for more information as to how we define AUM.

	As of April 30,			As of January 31,
(in thousands)	2014	2013	$ Change	2014	2013	$ Change
Cash AUM	$1,488,543	$1,105,332	$383,211	$1,442,336	$1,060,696	$381,640
Investment AUM	212,041	120,741	91,300	182,614	103,335	79,279

Total AUM	$1,700,584	$1,226,073	$474,511	$1,624,950	$1,164,031	$460,919

Average Daily Cash AUM	$1,459,478	$1,086,150	$373,328	$1,137,825	$829,427	$308,398

Non-GAAP financial measures

We define Adjusted EBITDA, which is a non-GAAP financial metric, as adjusted earnings before interest, taxes, depreciation and amortization and other certain non-cash statement of operations items. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because it reflects operating profitability before consideration of non-operating expenses and non-cash expenses, and serves as a basis for comparison against other companies in our industry.

Our Adjusted EBITDA increased by $3.0 million, or 77%, from $3.8 million for the unaudited three months ended April 30, 2013 to $6.8 million for the unaudited three months ended April 30, 2014. Our Adjusted EBITDA increased by $5.3 million, or 50%, from $10.5 million for the year ended January 31, 2013 to $15.8 million for the year ended January 31, 2014.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Three months ended April 30,		Year ended January 31,
(in thousands)	2014	2013	2014	2013

Net Income and Comprehensive Income	$2,718	$1,750	$1,233	$11,169
Interest Expense	—	10	44	326
Income Tax Provision (Benefit)	1,943	1,093	4,141	(4,667)
Depreciation and Amortization	842	571	2,633	1,728
Amortization of Acquired Intangible Assets	409	409	1,637	1,637
Loss on Revaluation of Warrants	—	—	614	14
Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative liability	735	—	5,363	103
Other (1)	157	5	104	194

Total Adjustments	$4,086	$2,088	$14,536	$(665)

Adjusted EBITDA	$6,804	$3,838	$15,769	$10,504

(1)	For the years ended January 31, 2014 and 2013, respectively, Other consisted of interest income of $(49) and $(7), miscellaneous taxes of $95 and $154, and stock-based compensation of $58 and $47. For the unaudited three months ended April 30, 2014 and 2013, respectively, Other consisted of interest income of $0 and $(12), miscellaneous taxes of $92 and $2, and stock-based compensation of $65 and $15, respectively.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the section entitled “Selected consolidated financial and other data” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Special note regarding forward-looking statements and industry data” and “Risk factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the U.S. Securities and Exchange Commission.

Overview

We are a leader and an innovator in the high-growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions. Our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings.

The core of our ecosystem is the HSA, a financial account through which consumers spend and save long-term for healthcare on a tax-advantaged basis. We are the integrated HSA platform for 20 of the 50 largest health plans in the country, a number of which are among 28 Blue Cross and Blue Shield health plans in 26 states, and more than 25,000 employer clients, including industry leaders such as American Express Company, Dow Corning Corporation, eBay, Inc., Google, Inc., Intermountain Healthcare and Kohl’s Corporation. Through our Network Partners, we have the potential to reach over 55 million consumers, representing approximately 30% of the under-age 65 privately insured population in the United States. During our years ended January 31, 2014 and 2013, we added approximately 306,000 and 216,000 new HSA Members, respectively. Total HSA Members approximated 968,000 and 677,000 for the years ended January 31, 2014 and 2013, respectively.

Since our inception in 2002, we have been committed to developing technology solutions that empower healthcare consumers. In 2003, we began offering live 24/7/365 consumer support from health saving and spending experts. In 2005, we integrated HSAs with our first Health Plan Partner, and in 2006, we were authorized to act as an HSA custodian by the U.S. Department of the Treasury. In 2009, we integrated HSAs with multiple health plans of a single large employer, began delivering integrated wellness incentives through an HSA, and partnered with a private health insurance exchange as its preferred HSA partner. In 2011, we integrated HSAs, reimbursement arrangements, or RAs, and investment accounts on one website, and in 2013, we began delivering HSA-specific investment advice online.

Our customers include individuals, employers of all sizes and health plans. We refer to our individual customers as our members, all of our health plan customers as our Health Plan Partners and our employer customers with more than 1,000 employees as our Employer Partners. Our Health Plan Partners and Employer Partners collectively constitute our Network Partners.

We generate revenue primarily from three sources: account fees, custodial fees and card fees. We generate account fee revenue by providing monthly account services on our platform, primarily through multi-year contracts with our Network Partners that are typically three to five years in duration. We generate custodial fee revenue from interest we earn on cash AUM deposited with our FDIC-insured custodial depository bank partners, and recordkeeping fees we earn from mutual funds in which our members invest on a self-directed basis. We also generate payment card fee revenue from interchange fees that we earn on payments that our members make using our physical and virtual payment cards.

From our inception until January 31, 2009, we incurred significant losses, and as of April 30, 2014, our accumulated deficit was $20.6 million. However, we have experienced rapid growth in recent periods. Our total revenue increased from $46.1 million for the year ended January 31, 2013, to $62.0 million for the year ended January 31, 2014. Adjusted EBITDA increased from $10.5 million for the year ended January 31, 2013, to $15.8 million for the year ended January 31, 2014. Total revenue increased from $14.6 million for the unaudited three months ended April 30, 2013, to $20.2 million for the unaudited three months ended April 30, 2014. Adjusted EBITDA increased from $3.8 million for the unaudited three months ended April 30, 2013, to $6.8 million for the unaudited three months ended April 30, 2014. See “Selected consolidated financial and other data—Non-GAAP financial measures.”

Key factors affecting our performance

We believe that our performance and future success are driven by a number of factors, including those identified below. Each of these factors presents both significant opportunities and significant risks to our future performance. See the section entitled “Risk factors.”

Structural change in U.S. private health insurance

Substantially all of our revenue is derived from healthcare-related saving and spending by consumers, which is impacted by changes affecting the broader healthcare industry. The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur that will result in increased participation in HSA Plans and other consumer-centric health plans. In particular, we believe that the implementation of the PPACA over the remainder of this decade, continued growth in healthcare costs, and related factors will spur HSA Plan and HSA growth; however, the timing and impact of these and other developments in the healthcare industry are difficult to predict.

Attracting and penetrating network partners

We created our business model to take advantage of the changing dynamics of the U.S. private health insurance market. Our model is based on a B2B2C distribution strategy, meaning we rely on our Employer Partners and Health Plan Partners to reach potential members to increase the number of our HSA Members. Our success depends in large part on our ability to further penetrate our existing Network Partners by adding new members from these partners and adding new Network Partners.

Our innovative technology platform

We believe that innovations incorporated in our technology that enable consumers to make healthcare saving and spending decisions differentiate us from our competitors and drive our growth in revenue, HSA Members, Network Partners and AUM. Similarly, these innovations underpin our ability to provide a differentiated consumer experience in a cost-effective manner. For example, we are currently undertaking a significant update of our proprietary platform’s architecture, which will allow us to decrease our maintenance spending and increase our budget for innovation initiatives. As part of this project, we are also investing in improvements in our transaction processing capabilities and related platform infrastructure to support continued account and transaction growth. We intend to continue to invest aggressively in our technology development to enhance our platform’s capabilities and infrastructure.

Our “Purple” culture

The new healthcare consumer needs education and advice delivered by people as well as technology. We believe that our team-oriented customer-focused culture, which we call “Purple,” is a significant factor in our ability to attract and retain customers and to nimbly address opportunities in the rapidly changing healthcare sector. We make significant efforts to promote and foster Purple within our workforce. We invest in and intend to continue to invest in human capital through technology-enabled training, career development and advancement opportunities. We regularly measure the success of these efforts particularly in the context of rapid growth.

Interest rates

As a non-bank custodian, we contract with FDIC-insured custodial depository bank partners to hold cash AUM, and we generate a significant portion of our total revenue from fees we charge based on interest rates offered to us by these partners. These contracts are long-term, substantially reducing our exposure to short-term fluctuations in interest rates. A sustained decline in prevailing interest rates may negatively affect our business by reducing the size of the interest rate margins available to us and thus the size of the custodial fees we can charge our members. Conversely, a sustained increase in prevailing interest rates would present us with an opportunity to increase our interest rate margins. Changes in prevailing interest rates are driven by macroeconomic trends and government policies over which we have no control.

Our competition and industry

Our direct competitors are HSA custodians, of which there are over 2,200 currently competing in the market. These are primarily state or federally chartered banks and other financial institutions for which we believe technology-based healthcare services are not a core business. Certain of our direct competitors have chosen to exit the market despite increased demand for these services. This has created, and we believe will continue to create, opportunities for us to leverage our technology platform and capabilities to increase our market share. However, some of our direct competitors are in a position, should they choose, to devote more resources to the development, sale and support of their products and services than we have at our disposal. In addition, numerous indirect competitors, including benefits administration technology and service providers, partner with banks and other HSA custodians to compete with us. Our Health Plan Partners may also choose to offer technology-based healthcare services directly, as some health plans have done. Our success depends on our ability to predict and react quickly to these and other industry and competitive dynamics.

Regulatory change

Federal law and regulations, including the PPACA, IRS regulations, labor law and public health regulations that govern the provision of health insurance and are the foundation for tax-advantaged healthcare saving and spending through HSAs and RAs, play a pivotal role in determining our market opportunity. Privacy and data security-related laws such as HIPAA and the Gramm-Leach-Bliley Act, laws governing the provision of investment advice to consumers, such as the Advisers Act, and the Federal Deposit Insurance Act, all play a similar role in determining our competitive landscape. In addition, state-level regulations also have significant implications for our business in some cases. Our ability to predict and react quickly to relevant legal and regulatory trends and to correctly interpret their market and competitive implications is important to our success.

Key financial and operating metrics

Our management regularly reviews a number of key operating and financial metrics to evaluate our business, determine the allocation of our resources, make decisions regarding corporate strategies and evaluate forward-looking projections and trends affecting our business. We discuss certain of these key financial metrics, including revenue, below in the section entitled “—Key components of our results of operations.” In addition, we utilize other key metrics as described below.

HSA members

The following table sets forth our HSA Members as of the periods indicated:

	As of April 30,			As of January 31,
	2014	2013	% Change	2014	2013	% Change
HSA Members	1,008,083	695,109	45%	967,710	677,251	43%

Average HSA Members	992,225	689,156	44%	747,182	532,053	40%

We define an HSA Member as an HSA for which we serve as custodian. Tracking the number of our HSA Members is critical because our account fee revenue is driven by the administrative fees we charge per account. The number of our HSA Members increased by approximately 290,000, or 43%, from January 31, 2013 to January 31, 2014. Total HSA members increased by approximately 313,000 from April 30, 2013 to April 30, 2014, or 45%. The increase in the number of our HSA Members in these periods was driven by the addition of new Network Partners and further penetration into existing Network Partners.

Assets under management

The following table sets forth our Assets Under Management as of the periods indicated:

	As of April 30,				As of January 31,
(in thousands, except percentages)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Cash AUM	$1,488,543	$1,105,332	$383,211	35%	$1,442,336	$1,060,696	$381,640	36%
Investment AUM	212,041	120,741	91,300	76%	182,614	103,335	79,279	77%

Total AUM	$1,700,584	$1,226,073	$474,511	39%	$1,624,950	$1,164,031	$460,919	40%

Average Daily Cash AUM	$1,459,478	$1,086,150	$373,328	34%	$1,137,825	$829,427	$308,398	37%

We define AUM as our custodial assets under management. Our AUM consists of two components: (1) cash AUM, or our members’ HSA assets that are deposited with our FDIC-insured custodial depository bank partners; and (2) investment AUM, or our members’ HSA assets that are invested in mutual funds through our custodial investment fund partner. Measuring our AUM is important because our custodial fee revenue is determined by the applicable account yields and average daily AUM balances.

Our AUM increased by $460.9 million, or 40%, from $1.2 billion at January 31, 2013 to $1.6 billion at January 31, 2014. Our AUM increased by $474.5 million, or 39%, from $1.2 billion at April 30, 2013 to $1.7 billion at April 30, 2014. The increase in AUM in these periods was driven by additional AUM from our existing HSA Members and new AUM from new HSA Members added during the fiscal year. Total AUM per HSA Member was $1,679 and $1,719 as of January 31, 2014 and 2013, respectively.

Adjusted EBITDA

The following table sets forth our Adjusted EBITDA:

	Three Months Ended April 30,				Years Ended January 31,
(in thousands, except percentages)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Adjusted EBITDA	$6,804	$3,838	$2,966	77%	$15,769	$10,504	$5,265	50%

We define Adjusted EBITDA, which is a non-GAAP financial metric, as adjusted earnings before interest, taxes, depreciation and amortization and certain other non-cash statement of operations items. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because it reflects operating profitability before consideration of non-operating expenses and non-cash expenses, and serves as a basis for comparison against other companies in our industry.

Our Adjusted EBITDA increased by $5.3 million, or 50%, from $10.5 million for the year ended January 31, 2013 to $15.8 million for the year ended January 31, 2014. The increase in Adjusted EBITDA was driven by the overall growth of our business, including a $4.4 million, or 62%, increase in income from operations. Our Adjusted EBITDA increased by $3.0 million, or 77%, from $3.8 million for the unaudited three months ended April 30, 2013 to $6.8 million for the unaudited three months ended April 30, 2014. The increase in Adjusted EBITDA was driven by the overall growth of our business, including a $2.6 million, or 88%, increase in income from operations.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. See “Selected consolidated financial and other data—Non-GAAP financial measures” for a reconciliation of net income, the most comparable GAAP measure to Adjusted EBITDA.

Key components of our results of operations

Revenue

The following table sets forth our revenue for the periods indicated:

	Three Months Ended April 30,				Years Ended January 31,
(in thousands, except percentages)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
	(unaudited)	(unaudited)
Account Fee Revenue	$10,388	$7,016	$3,372	48%	$30,575	$22,102	$8,473	38%
Custodial Fee Revenue	5,427	4,449	978	22%	18,955	15,181	3,774	25%
Card Fee Revenue	4,298	3,062	1,236	40%	11,931	8,520	3,411	40%
Other Revenue	118	97	21	22%	554	285	269	94%

Total Revenue	$20,231	$14,624	$5,607	38%	$62,015	$46,088	$15,927	35%

We generate revenue from three primary sources: account fees, custodial fees and card fees. We also generate other revenue, primarily from marketing materials that we produce for our Network Partners.

Account fee revenue.    We earn account fee revenue from the fees we charge our Network Partners, employer clients and individual members for the administration services we provide in connection with the HSAs and RAs we offer. Our fees are generally fixed for the duration of our agreement with the relevant customer, which is typically three to five years, and are paid to us on a monthly basis. We recognize revenue on a monthly basis as services are rendered under our written service agreements.

Custodial fee revenue.    We earn custodial revenue from our AUM held in trust with our FDIC-insured custodial depository bank partners and our custodial investment partners. As a non-bank custodian, we deposit our cash AUM with our various bank partners pursuant to contracts that (i) have terms up to five years, (ii) provide for a fixed or variable interest rate payable on the average daily cash balances deposited with the relevant bank partner, and (iii) have minimum and maximum required deposit balances. We earn custodial fees on our cash AUM that are based on the interest rates offered to us by these bank partners. In addition, once a member’s HSA cash balance reaches a certain threshold, the member is able to invest his or her HSA assets in mutual funds through our custodial investment partner. We receive a recordkeeping fee related to such investment AUM.

Card fee revenue.    We earn card fee revenue each time one of our members uses one of our payment cards to make a qualified purchase. These card fees are collected each time a member “swipes” our payment card to pay a healthcare-related expense. We recognize card fee revenue monthly based on reports received from third parties, namely, the card-issuing bank and the card processor.

Cost of services

Cost of services includes costs related to servicing member accounts, managing customer and partner relationships and processing reimbursement claims. Expenditures include personnel-related costs, depreciation, amortization, stock-based compensation, common expense allocations, and other operating costs related to servicing our members. Other components of cost of services include interest paid to members on cash AUM and card costs incurred in connection with processing card transactions for our members.

Account costs.    Account costs include the account serving costs described above. Additionally, for new accounts, we incur on-boarding costs associated with the new accounts, such as new member welcome kits and the cost associated with issuance of new payment cards.

Custodial costs.    Custodial costs are comprised of interest we pay to our HSA Members and fees we pay to banking consultants whom we use to help secure agreements with our FDIC-insured custodial depository banking partners. We pay interest to HSA Members on a tiered basis. The interest rates we pay to HSA Members can be changed at any time upon required notice, typically 30 days.

Card costs.    Card costs are comprised of costs we incur in connection with processing payment card transactions initiated by our members. Due to the substantiation requirement on RA-linked payment card transactions, which is the requirement that we confirm each purchase involves a qualified medical expense as defined under applicable law, payment card costs are higher for RA card transactions. In addition to fixed per card fees, we are assessed additional transaction costs determined by the amount of the card transaction.

Other costs.    Other costs are comprised of costs of marketing materials that we produce for our Network Partners.

Gross profit and gross margin

Our gross profit is our total revenue minus our total cost of services, and our gross margin is our gross profit expressed as a percentage of our total revenue. Our gross margin has been and will continue to be affected by a number of factors, including the fees we charge per account, interest rates, how many services we deliver per account, and card processing costs per account. We expect our annual gross margin to remain relatively steady over the near term, although our gross margin could fluctuate from period to period depending on the interplay of these factors.

Operating expenses

Sales and marketing.    Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including sales commissions for our direct sales force, external agent/broker commission expenses, marketing expenses, depreciation, amortization, stock-based compensation, and common expense allocations.

We expect our sales and marketing expenses to increase for the foreseeable future as we continue to increase the size of our sales and marketing organization and expand into new markets. However, we expect our sales and marketing expenses to decrease slightly as a percentage of our total revenue over the near term. Our sales and marketing expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our sales and marketing expenses.

Technology and development.    Technology and development expenses include personnel and related expenses for software engineering, information technology, security and compliance, and product development. Technology and development expenses also include outsourced software engineering services, the costs of operating our on-demand technology infrastructure, depreciation, amortization of capitalized software development costs, stock-based compensation, and common expense allocations.

We expect our technology and development expenses to increase for the foreseeable future as we continue to invest in the development of our proprietary system. We expect our technology and development expenses to increase as a percentage of our total revenue over the near term as a result of higher amortization costs related to our planned capital expenditures to improve the architecture of our proprietary system. Our technology and development expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our technology and development expenses.

General and administrative.    General and administrative expenses include personnel and related expenses of, and professional fees incurred by, our executive, finance, legal, and people departments. They also include depreciation, amortization, stock-based compensation and common expense allocations.

We expect our general and administrative expenses to increase for the foreseeable future following the completion of this offering due to the additional legal, accounting, insurance, investor relations and other costs that we will incur as a public company, as well as other costs associated with continuing to grow our business. However, we expect our general and administrative expenses to remain steady as a percentage of our total revenue over the near term. Our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our general and administrative expenses.

Amortization of acquired intangible assets.    Amortization of acquired intangible assets results from our acquisition of intangible member assets. We acquired these intangible member assets from third-party custodians. We amortize these assets over the assets’ estimated useful life of 15 years. We evaluate these assets for impairment each year.

Other expense

Other expense primarily consists of interest expense, loss on revaluation of warrants and loss on revaluation of our derivative liability associated with our series D-3 redeemable convertible preferred stock. We continued to record adjustments to the fair value of the derivative liability associated with our series D-3 redeemable convertible preferred stock until March 31, 2014, at which time the remeasurements ceased. As a result, during the unaudited three months ended April 30, 2014, we recorded a loss on revaluation of this derivative liability. However, as a result of our modifications of our series D-3 redeemable convertible preferred stock on March 31, 2014, we reclassified the aggregate fair value of the derivative liability associated with our series D-3 redeemable convertible preferred stock to additional paid-in capital and we will cease to record any related fair value adjustments.

Income tax provision (benefit)

We are subject to federal and state income taxes in the United States based on a calendar tax year that differs from our fiscal year-end for financial reporting purposes. We use the asset and liability method to account for income taxes, under which current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. As of April 30, 2014, we remain in a net deferred tax liability position. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Due to the positive evidence of taxable income coupled with forecasted profitability no valuation allowance was required at April 30, 2014.

Results of operations

The following table sets forth our results of operations for the specified periods. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Three months ended April 30,		Year ended January 31,
(in thousands)	2014	2013	2014	2013

	(unaudited)	(unaudited)

Revenue
Account Fee Revenue	$10,388	$7,016	$30,575	$22,102
Custodial Fee Revenue	5,427	4,449	18,955	15,181
Card Fee Revenue	4,298	3,062	11,931	8,520
Other Revenue	118	97	554	285

Total Revenue	20,231	14,624	62,015	46,088

Cost of Services
Account Costs	6,428	4,995	21,473	15,389
Custodial Costs	938	969	3,487	3,485
Card Costs	1,405	974	4,137	2,697
Other Costs	1	27	116	397

Total Cost of Services	8,772	6,965	29,213	21,968

Gross Profit	11,459	7,659	32,802	24,120

Operating Expenses
Sales and Marketing	2,233	1,745	8,602	7,795
Technology and Development	2,186	1,669	7,142	4,229
General and Administrative	1,143	910	3,897	3,367
Amortization of Acquired Intangible Assets	409	409	1,637	1,637

Total Operating Expenses	5,971	4,733	21,278	17,028

Income from Operations	5,488	2,926	11,524	7,092
Other Expense
Interest Expense	—	(10)	(44)	(326)
Loss on Revaluation of Warrants	—	—	(614)	(14)
Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative	(735)	—	(5,363)	(103)
Other Expense, net	(92)	(73)	(129)	(147)

Total Other Expense	(827)	(83)	(6,150)	(590)

Income Before Income Taxes	4,661	2,843	5,374	6,502
Income Tax Provision (Benefit)	1,943	1,093	4,141	(4,667)

Net Income and Comprehensive Income	$2,718	$1,750	$1,233	$11,169

The following table presents the components of our results of operations for the periods indicated as a percent of our total revenue:

	Three months ended April 30,		Year ended January 31,
	2014	2013	2014	2013

	(unaudited)	(unaudited)

Revenue
Account Fee Revenue	51%	48%	49%	48%
Custodial Fee Revenue	27%	30%	31%	33%
Card Fee Revenue	21%	21%	19%	18%
Other Revenue	1%	1%	1%	1%

Total Revenue	100%	100%	100%	100%

Cost of Services
Account Costs	32%	34%	35%	33%
Custodial Costs	4%	7%	5%	8%
Card Costs	7%	7%	7%	6%
Other Costs	0%	0%	0%	1%

Total Cost of Services	43%	48%	47%	48%

Gross Profit	57%	52%	53%	52%

Operating Expenses
Sales and Marketing	11%	12%	14%	17%
Technology and Development	11%	11%	11%	9%
General and Administrative	6%	6%	6%	7%
Amortization of Acquired Intangible Assets	2%	3%	3%	4%

Total Operating Expenses	30%	32%	34%	37%

Income from Operations	27%	20%	19%	15%

Other Expense
Interest Expense	0%	0%	0%	(1)%
Loss on Revaluation of Warrants	0%	0%	(1)%	0%
Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative	(4)%	0%	(9)%	0%
Other Expense, net	0%	(1)%	0%	0%

Total Other Expense	(4)%	(1)%	(10)%	(1)%

Income Before Income Taxes	23%	19%	9%	14%
Income Tax Provision (Benefit)	10%	7%	7%	(10)%

Net Income and Comprehensive Income	13%	12%	2%	24%

Comparison of the Three Months Ended April 30, 2014 and 2013

Account fee revenue

The $3.4 million increase in account fee revenue for the unaudited three months ended April 30, 2014 as compared to the unaudited three months ended April 30, 2013 was primarily due to an increase in the number of our HSA Members. The number of our HSA Members increased by approximately 313,000, or 45%, from April 30, 2013 to April 30, 2014.

The growth in the number of our HSA Members from April 30, 2013 to April 30, 2014 was due to a combination of growth from new and existing Network Partners.

Custodial fee revenue

The $978,000 increase in custodial fee revenue from the unaudited three months ended April 30, 2013 to the unaudited three months ended April 30, 2014 was due to an increase in average cash AUM of $373 million, or 34%, partially offset by a decrease in the yield on average cash AUM from 1.66% in the unaudited three months ended April 30, 2013 to 1.48% in the unaudited three months ended April 30, 2014. Custodial fees decreased in the unaudited three months ended April 30, 2014 as a percentage of our total revenue compared to the unaudited three months ended April 30, 2013, primarily due to lower-rate custodial depository agreements added in the unaudited three months ended April 30, 2014 to accommodate our growth in cash AUM. This had an adverse impact on our interest yield during unaudited three months ended April 30, 2014 compared to the unaudited three months ended April 30, 2013.

Cash AUM per HSA Member of $1,477 as of April 30, 2014 was 7% lower than the cash AUM per HSA Member of $1,590 as of April 30, 2013. This was primarily due to new HSAs having lower average balances than those HSAs that have been open for multiple years. Investment AUM increases resulted from an increase in the number of our members choosing to move their HSA assets from cash balances to investment balances, along with market changes (positive or negative) in the particular investments chosen.

Card fee revenue

The $1.2 million increase in card fee revenue from the unaudited three months ended April 30, 2013 to the unaudited three months ended April 30, 2014 was due to an overall increase in the number of our HSA Members and card activity. In addition, we continued to see a trend toward more HSA spending through payment card transaction swipes and less by checks and ACH or electronic reimbursements, which increased our card fee revenue.

Other revenue

The $21,000 increase in other revenue from the unaudited three months ended April 30, 2013 to the unaudited three months ended April 30, 2014 was due to an increase in the amount of fees charged to our Network Partners for marketing materials.

Cost of Services

The following table set forth our cost of service for the periods indicated.

	Three Months Ended April 30,
(in thousands, except percentages)	2014	2013	$ Change	% Change
	(unaudited)	(unaudited)
Account Costs	$6,428	$4,995	$1,433	29%
Custodial Costs	938	969	(31)	-3%
Card Costs	1,405	974	431	44%
Other Costs	1	27	(26)	-96%

Total Cost	$8,772	$6,965	$1,807	26%

Account Costs

The $1.4 million increase in account costs from the unaudited three months ended April 30, 2013 to the unaudited three months ended April 30, 2014 was due to the higher volume of total accounts being serviced. The $1.4 million increase is comprised of $1.1 million related to the hiring of additional personnel to implement and support our new Network Partners and HSA Members. Activation and processing costs increased $409,000 related to account and card activation as well as monthly processing of statements and other communications. These expenses were offset by lower other costs totaling $122,000.

Custodial Costs

Our custodial costs declined $31,000 from the unaudited three months ended April 30, 2013 compared to the unaudited three months ended April 30, 2014. As the macro interest rate environment deteriorated, we lowered the rates we paid to HSA Members. Our custodial costs on average cash AUM decreased from 0.37% in the unaudited three months ended April 30, 2013 to 0.26% for the unaudited three months ended April 30, 2014, while average cash AUM increased from $1.1 billion during the unaudited three months ended April 30, 2013 to $1.5 billion during the unaudited three months ended April 30, 2014.

Card Costs

Card costs increased $431,000, or 44%, during the unaudited three months ended April 30, 2014 compared to the unaudited three months ended April 30, 2013 due to a relatively higher volume of RA spend.

As we continue to add HSAs, our cost of services will increase in dollar amount to support our Network Partners and HSA Members. Cost of services will continue to be affected by a number of different factors. This includes our ability to implement new technology in our Member Education Center as well as scaling our Network Partner implementation and account management functions.

Operating Expenses

The following table sets forth our operating expenses for the periods indicated.

	Three Months Ended April 30,
(in thousands, except percentages)	2014	2013	$ Change	% Change
	(unaudited)	(unaudited)
Sales and Marketing	$2,233	$1,745	$488	28%
Technology and Development	2,186	1,669	517	31%
General and Administration	1,143	910	233	26%
Amortization of Acquired Intangible Assets	409	409	—	0%

Total Operating Expenses	$5,971	$4,733	$1,238	26%

Sales and Marketing

The $488,000 increase in sales and marketing expense from the unaudited three months ended April 30, 2013 compared to the unaudited three months ended April 30, 2014 primarily consisted of increased staffing and sales commissions of $468,000, travel and entertainment of $100,000, and other expenses of $36,000. These increases were offset by lower costs in professional fees of $110,000 and information technology of $6,000.

We will continue to invest in sales and marketing by hiring additional personnel and promoting our brand through a variety of marketing and public relations activities. As a result, we expect our sales and marketing expenses to increase in future periods.

Technology and Development

The $517,000 increase in technology and development expenses for the unaudited three months ended April 30, 2014 compared to the unaudited three months ended April 30, 2013 resulted primarily from hiring additional personnel totaling $251,000 and professional fees of $272,000 related to the ongoing project to improve and optimize our proprietary technology platform. There were other expense increases related to stock compensation of $28,000, amortization of $164,000, and other expenses of $82,000 all of which were offset primarily by an increase in capitalized engineering of $280,000.

We will continue to invest in our proprietary technology platform. The timing of development and enhancement projects, including whether they are capitalized or expensed, will significantly affect our technology and development expense both in dollar amount and as a percentage of revenue.

General and Administrative

The $233,000 increase in general and administrative expenses for the unaudited three months ended April 30, 2014 compared to the unaudited three months ended April 30, 2013 was primarily attributable to increased personnel and professional fees of $203,000 and other expenses of $30,000.

As we continue to grow, we expect our general and administrative expenses to continue to increase in dollar amount as we expand general and administrative headcount to support our continued growth.

Amortization of Acquired Intangible Assets

The amortization of acquired intangible assets was unchanged between the unaudited three months ended April 30, 2013 and the unaudited three months ended April 30, 2014 as no additional acquisitions occurred during the year ended January 31, 2014 or during the unaudited three months ended April 30, 2014.

Other expense

The following table sets forth our other expense for the periods indicated.

	Three Months Ended April 30,
(in thousands)	2014	2013	$ Change
	(unaudited)	(unaudited)
Interest Expense	$—	$(10)	$10
Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative	(735)	—	(735)
Other Expense, net	(92)	(73)	(19)

Other Expense	$(827)	$(83)	$(744)

Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative

The $735,000 loss during the unaudited three months ended April 30, 2014 relates to a revaluation of the fair market value of our derivative liability associated with our series D-3 redeemable convertible preferred stock. Due to the modification of our series D-3 redeemable convertible preferred stock in March 2014, there will be no further fair market value adjustments.

Income tax provision

Our effective tax rate for the unaudited three months ended April 30, 2014 was 41.7% compared to 38.4% for the unaudited three months ended April 30, 2013. The 3.3 percentage point increase is primarily due to an increase in permanent tax items in relation to income before income taxes, expiration of the federal research and development tax credits as of December 31, 2013, and discrete tax items during the three months ended April 30, 2014 related to an increase in federal and state tax rates.

Comparison of the years ended January 31, 2014 and 2013

Account fee revenue

The $8.5 million increase in account fee revenue from the year ended January 31, 2013 to the year ended January 31, 2014 was primarily due to an increase in the number of our HSA Members. The number of our HSA Members increased by approximately 290,000, or 43%, from the year ended January 31, 2013 to the year ended January 31, 2014.

The growth in the number of our HSA Members from the year ended January 31, 2013 to the year ended January 31, 2014 was due to a combination of organic growth from existing Network Partners, as well as the addition of new HSA Members.

Custodial fee revenue

The $3.8 million increase in custodial fee revenue from the year ended January 31, 2013 to the year ended January 31, 2014 was due to an increase in average cash AUM of 37%, partially offset by a decrease in the yield on average cash AUM from 1.81% for the year ended January 31, 2013 compared to 1.64% for the year ended January 31, 2014. Custodial fees decreased during the year ended January 31, 2014 as a percentage of our total revenue compared to the year ended January 31, 2013, primarily due to lower-rate custodial depository agreements added during the year ended January 31, 2014 to accommodate our growth in cash AUM. This had an adverse impact on our interest yield during the year ended January 31, 2014 compared to the year ended January 31, 2013.

Cash AUM per HSA Member declined from $1,566 at the end of the year ended January 31, 2013 to $1,490 at the end of the year ended January 31, 2014, a decrease of 5%. This was primarily due to new HSAs having lower average balances than those HSAs that have been open for multiple years. Investment AUM increases resulted from an increase in the number of our members choosing to move their HSA assets from cash balances to investment balances, along with market changes (positive or negative) in the particular investments chosen.

Card fee revenue

The $3.4 million increase in card fee revenue from the year ended January 31, 2013 to the year ended January 31, 2014 was due to an overall increase in the number of our HSA Members. In addition, we continued to see a trend toward more HSA spending through payment card transaction swipes and less by checks and ACH or electronic reimbursements, which increased our card fee revenue.

Other revenue

The $269,000 increase in other revenue from the year ended January 31, 2013 to the year ended January 31, 2014 was due to an increase in the amount of fees charged to our Network Partners for marketing materials.

Cost of services

The following table sets forth our cost of services for the periods indicated.

	Year ended January 31,
(in thousands)	2014	2013	$ Change	% Change
Account Costs	$21,473	$15,389	$6,084	40%
Custodial Costs	3,487	3,485	2	0%
Card Costs	4,137	2,697	1,440	53%
Other Costs	116	397	(281)	(71)%

Total Cost	$29,213	$21,968	$7,245	33%

Account costs

The $6.1 million increase in account costs from the year ended January 31, 2013 to the year ended January 31, 2014 was due to the higher volume of total accounts being serviced.

Custodial costs

Our custodial costs remained flat from the year ended January 31, 2013 to the year ended January 31, 2014. As the macro interest rate environment deteriorated, we lowered the rates we paid to individual account holders. Our custodial cost on average cash AUM decreased from 0.42% during the year ended January 31, 2013 compared to 0.31% during the year ended January 31, 2014, while average cash AUM increased from $829 million during the year ended January 31, 2013 to $1.1 billion during the year ended January 31, 2014.

Card costs

Card costs increased 53% in the year ended January 31, 2014 compared to the year ended January 31, 2013 due to a relatively higher volume of RA spend to total spend.

Operating expenses

The following table sets forth our operating expenses for the periods indicated.

	Year ended January 31,
(in thousands)	2014	2013	$ Change	% Change
Sales and Marketing	$8,602	$7,795	$807	10%
Technology and Development	7,142	4,229	2,913	69%
General and Administration	3,897	3,367	530	16%
Amortization of Acquired Intangible Assets	1,637	1,637	—	0%

Total Operating Expenses	$21,278	$17,028	$4,250	25%

Sales and marketing

The increase in sales and marketing expenses from the year ended January 31, 2013 to the year ended January 31, 2014 was attributable to increased sales commissions of $1.0 million due to higher account growth, offset by reductions in redundant sales resources of $193,000.

Technology and development

The increase in technology and development expenses from the year ended January 31, 2013 to the year ended January 31, 2014 was in part attributable to $704,000 spent on a project to improve and optimize our proprietary technology platform. This included increasing our software development staff and engaging multiple external consultants. Additionally, we increased our spending by $514,000 for our investment service products, by $501,000 on security and compliance, by $465,000 on new product development, and by $323,000 for technical project management. With the increased staffing, we have incurred additional costs of $407,000 related to the purchase of equipment, software development licenses and training.

General and administrative

The increase in general and administrative expenses from the year ended January 31, 2013 to the year ended January 31, 2014 was primarily attributable to increased professional fees.

Amortization of acquired intangible assets

The amortization of acquired intangible assets was unchanged between the year ended January 31, 2013 and the year ended January 31, 2014 as no additional acquisitions occurred during the years ended January 31, 2014 and 2013.

Other expense

The following table sets forth our other expense for the periods indicated.

	Year ended January 31,
(in thousands)	2014	2013	$ Change
Interest Expense	$(44)	$(326)	$282
Loss on Revaluation of Warrants	(614)	(14)	(600)
Loss on Revaluation of Redeemable
Convertible Preferred Stock Derivative	(5,363)	(103)	(5,260)
Other Expense, net	(129)	(147)	18

Other Expense	$(6,150)	$(590)	$(5,560)

Loss on revaluation of warrants

The $614,000 loss relates to the revaluation of common stock warrants issued in relation to our acquisition of First HSA, LLC in the year ended January 31, 2011.

Loss on revaluation of redeemable convertible preferred stock derivative

The $5.4 million loss during the year ended January 31, 2014 relates to the revaluation of our derivative liability associated with our series D-3 redeemable convertible preferred stock.

Income tax provision (benefit)

The decrease in income tax provision (benefit) from the year ended January 31, 2013 to the year ended January 31, 2014 was primarily attributable to the release of a $7.5 million deferred tax asset valuation allowance in the year ended January 31, 2013 compared to the release of a $29,000 deferred tax asset valuation allowance in the year ended January 31, 2014. During the year ended January 31, 2013, we determined that positive evidence of taxable income coupled with our forecasted profitability outweighed the negative evidence of prior losses resulting in release of the valuation allowance. The additional change was primarily due to an increase in federal income taxes driven by higher taxable income year over year.

Quarterly results of operations

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each of the nine quarters ended April 30, 2014. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following tables together with such financial statements. The quarterly results of operations include all normal recurring adjustments necessary for a fair presentation of this data. Results of interim periods are not necessarily indicative of results for the entire year and are not necessarily indicative of future results.

	Three Months Ended
(in thousands, unaudited)	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012

Consolidated Statements of Operations and Comprehensive Income Data:

Revenue	$20,231	$17,162	$15,248	$14,982	$14,624	$12,356	$11,070	$11,424	$11,238
Cost of Services	8,772	8,739	6,870	6,639	6,965	6,450	5,436	5,155	4,927

Gross Profit	11,459	8,423	8,378	8,343	7,659	5,906	5,634	6,269	6,311
Operating Expenses	5,971	6,834	4,982	4,730	4,733	5,047	4,077	3,907	3,997

Income from Operations	$5,488	$1,589	$3,396	$3,613	$2,926	$859	$1,557	$2,362	$2,314

Consolidated Statements of Operations Data as a Percentage of Revenue:

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of Services	43%	51%	45%	44%	48%	52%	49%	45%	44%

Gross Profit	57%	49%	55%	56%	52%	48%	51%	55%	56%
Operating Expenses	30%	40%	33%	32%	32%	41%	37%	34%	36%

Income from Operations	27%	9%	22%	24%	20%	7%	14%	21%	20%

Seasonality

Seasonal concentration of our growth combined with our recurring revenue model create seasonal variation in our results of operations. A significant number of new and existing Network Partners bring new HSA Members beginning in January concurrent with the start of many employers’ benefit plan years. Before we realize any revenue from these new HSA Members we incur costs related to implementing and supporting our new Network Partners and new HSA Members. These costs of services relate to activating the account and the hiring of additional staff, including seasonal help to support our Member Education Center. These expenses begin during the last month of our third fiscal quarter with the majority of expenses incurred in our fourth fiscal quarter. We also experience higher operating expenses in our fourth fiscal quarter due to sales commissions for new accounts activated in January.

Liquidity and capital resources

As of January 31, 2014, our principal source of liquidity was collections from our account, custodial and card fee revenue activities. We rely on cash provided by operating activities to meet our short-term liquidity requirements, which primarily relate to the payment of corporate payroll and other operating costs, and capital expenditures.

At April 30, 2014, cash and cash equivalents totaled $14.0 million.

Capital expenditures for the unaudited three months ended April 30, 2014 were $2.2 million, which was an increase of $1.2 million compared to the unaudited three months ended April 30, 2013. We expect to continue our increased capital expenditures for the remainder of the year ending January 31, 2015 as we are devoting a significant amount of our capital expenditures to improve the architecture and functionality of our proprietary system.

We expect to increase our capital expenditures during the year ending January 31, 2015 compared to the year ended January 31, 2014, particularly in improving the architecture of our proprietary system. Costs to improve the architecture of our proprietary system include outsourced software engineering services, computer hardware, and personnel and related costs for software engineering

With the net proceeds from the offering we plan to pay certain dividends as well as provide for working capital and other general corporate purposes, including to finance our growth, hire additional personnel and fund capital expenditures and potential acquisitions. See “Use of Proceeds.” Potential acquisitions may also be funded from equity and debt financing.

We believe that our existing cash and cash equivalents, anticipated cash flows from operations, and net proceeds from this offering will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. To the extent these current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements we may need to raise additional funds through public or private equity or debt financing. We cannot assure you that we will be able to raise additional funds on favorable terms, if at all.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Three Months Ended April 30,		Year Ended January 31,
(in thousands)	2014	2013	2014	2013

	(unaudited)	(unaudited)
Net Cash Provided by Operating Activities	$1,463	$3,085	$18,015	$11,770
Net Cash Used in Investing Activities	(2,192)	(1,010)	(4,639)	(3,537)
Net Cash Provided by (Used in) Financing Activities	802	(1,335)	(5,364)	(7,458)

Increase in Cash and Cash Equivalents	73	740	8,012	775
Beginning Cash and Cash Equivalents	13,917	5,905	5,905	5,130

Ending Cash and Cash Equivalents	$13,990	$6,645	$13,917	$5,905

Cash flows provided by operating activities

Net cash provided by operating activities during the unaudited three months ended April 30, 2014 resulted primarily from our net income of $2.7 million being adjusted for the following non-cash items: depreciation and amortization of $1.3 million, deferred income taxes and taxes payable of $1.8 million, a revaluation of our derivative liability associated with our series D-3 redeemable convertible preferred stock of $735,000 and changes in stock based compensation of $65,000. These items were offset by changes in accrued compensation, accrued liabilities and accounts payable of $4.6 million, as well as accounts receivable of $345,000 and inventories and prepaid items totaling $185,000.

Net cash provided by operating activities during the unaudited three months ended April 30, 2013 resulted primarily from our net income of $1.8 million being adjusted for the following non-cash items: deferred income taxes of $1.1 million, accrued liabilities of $1.1 million, depreciation and amortization of $980,000, and deferred rent of $189,000. These items were offset by changes in accrued compensation of $1.1 million, accounts receivable of $682,000 and other changes of $272,000.

Net cash provided by operating activities during the year ended January 31, 2014 resulted primarily from our net income of $1.2 million being adjusted for the following non-cash items: depreciation and amortization of $4.3 million, deferred taxes of $3.6 million primarily related to the utilization of net operating losses, or NOLs, generated in prior years, the revaluation of our derivative liability associated with our series D-3 redeemable convertible preferred stock of $5.4 million, as well as the revaluation of our warrant liability of $614,000. Operating cash flow was further increased by changes in accounts payable, accrued compensation and accrued liabilities of $4.6 million, offset by an increase in accounts receivable of $1.5 million, all of which was due to year-over-year growth.

Net cash provided by operating activities during the year ended January 31, 2013 resulted primarily from our net income of $11.2 million being adjusted for the following non-cash items: depreciation and amortization of $3.4 million offset by deferred taxes of $4.9 million, primarily due to the release of the valuation allowance related to previously generated NOLs. Operating cash flow was further increased by changes in accounts payable, accrued compensation and accrued liabilities of $1.2 million, and also a decrease in accounts receivable of $571,000, all of which was due to year-over-year growth.

Cash flows used in investing activities

Net cash used in investing activities for the unaudited three months ended April 30, 2014 was primarily the result of purchases of software and capitalized software development costs of $1.7 million. This compares to $733,000 for the unaudited three months ended April 30, 2013. The increase can be primarily attributed to development of our proprietary system and other software necessary to support our continued account growth. We also increased our purchases of plant, property and equipment from $277,000 during the unaudited three months ended April 30, 2013 to $480,000 during the unaudited three months ended April 30, 2014.

Net cash used in investing activities during both the years ended January 31, 2014 and 2013 were primarily the result of an increase in purchase of software and capitalized software development costs of $3.8 million and $1.9 million, respectively. These increases were due to continued growth. We also increased our purchases of plant, property and equipment by $1.6 million and $831,000, respectively, due to our continued growth. We also issued a note receivable to a stockholder in the principal amount of $800,000 during the year ended January 31, 2013, which was repaid in full during the year ended January 31, 2014.

Cash flows used in financing activities

Cash flow provided by financing activities during the unaudited three months ended April 30, 2014 resulted primarily from the exercising of stock options, warrants and the associated tax benefits.

Cash flow used in financing activities during the unaudited three months ended April 30, 2013 resulted primarily from the repayment of notes in the amount of $1.5 million, partially offset by the exercising of stock options in the amount of $165,000.

Cash flow used in financing activities during the year ended January 31, 2014 resulted primarily from repayment of notes payable of $2.2 million in connection with the prior acquisitions of First

HSA, LLC and First Horizon MSaver, the repurchase of our redeemable convertible preferred stock and convertible preferred stock of $3.4 million, and payment of our cash dividend to holders of our series D-3 redeemable convertible preferred stock of $694,000. This was partially offset by proceeds associated with the exercise of stock options and warrants of $547,000.

Cash flow used in financing activities during the year ended January 31, 2013 resulted primarily from repayment of notes payable of $7.6 million in connection with the prior acquisitions of First HSA, LLC, First Horizon MSaver, and the HSA Member assets of Principal Bank. This was partially offset by $100,000 of proceeds associated with the exercise of stock options.

Contractual obligations

We lease office space, data storage facilities, equipment and certain maintenance requirements under long-term non-cancelable operating leases. Future minimum lease payments required under non-cancelable obligations at January 31, 2014 are as follows:

	Payment due by period
(in thousands)	Less than 1 year	2-3 years	3-5 years	More than 5 years	Total

Office Lease Obligations	$1,021	$2,011	$2,115	$275	$5,422
Data Storage and Equipment Lease Obligations	126	145	—	—	271

	$1,147	$2,156	$2,115	$275	$5,693

We have entered into a non-cancelable lease agreement with escalating lease payments for office space. The term of the lease began December 1, 2012 and runs for 77 months with renewal options. Under the terms of the agreement, we are responsible for all expenses, taxes, and insurance on the leased property and also a pro rata share of the expenses related to common areas. During the unaudited three months ended April 30, 2014, we amended this lease to add approximately 12,000 square footage. Lease expense for office space for the years ended January 31, 2014 and 2013 totaled $935,000 and $811,000, respectively. We also lease office space in Overland Park, Kansas, which expires in March 2015.

The data storage and equipment leases relate to our offsite data storage facility and office equipment leases. All of these leases expire by the year ended January 31, 2017.

We also have agreements with several entities for access to technology and software. The agreements are based on usage, and there are no minimum required monthly payments.

Processing services agreement

During the year ended January 31, 2012, we amended our merchant processing services agreement with a vendor. The agreement expires in 2016 and requires us to pay a dollar minimum processing fee based on the processing year of the agreement. We may terminate the agreement during the year ended January 31, 2016 by providing 180 days’ written notice.

If we terminate the processing agreement prior to the year ended January 31, 2016, we are required to pay the vendor a termination fee equal to 70% of the aggregate value of the minimum processing fees for the remaining years of the agreement, plus a portion of the account boarding incentive fee.

Minimum processing fees required under the terms of the merchant processing services agreement are as follows:

Year Ending January 31, (in thousands)	Minimum processing fees

2015	$750
2016	$825
2017	$825

During the years ended January 31, 2014 and 2013, we exceeded the minimum amounts required under the agreement.

Off-balance sheet arrangements

During the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements.

Critical accounting policies and significant management estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgment and estimates. These significant policies and our procedures related to these policies are described in detail below.

Revenue recognition

We earn revenue primarily from three sources: account fees, custodial fees and card fees. We recognize revenue when the following criteria are met: (1) collectability is reasonably assured; (2) delivery has occurred; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable fee.

•

Account fees:    We charge our Network Partners, employer clients or individual members a monthly account fee once a member account is set up on our system. We recognize revenue on the monthly account fees in the month during which we service each member account.

•

Custodial fees:    We earn interest on cash AUM. This interest is earned from various FDIC-insured bank partners with whom we deposit our members’ HSA cash assets. We also receive certain administrative and recordkeeping fees for investment AUM from our investment partners. We recognize this revenue in the month in which it is earned.

•

Card fees:    We earn card fee (interchange fee) revenue from card transaction “swipes” by our members when our members use our payment cards to pay healthcare-related claims and expenses. We recognize this revenue in the month in which it is earned.

Capitalized software development costs

We account for the costs of computer software developed or obtained for internal use in accordance with Accounting Standards Codification, or ASC, 350-40, “Internal-Use Software.” Costs incurred during operation and post-implementation stages are charged to expense. Costs incurred that are directly attributable to developing or obtaining software for internal use incurred in the application development stage are capitalized. Management’s judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

Goodwill and intangible assets

We apply ASC 805, ‘‘Business Combinations,’’ and ASC 350, ‘‘Intangibles—Goodwill and Other’’ to account for goodwill and intangible assets. In accordance with these standards, we amortize all finite lived intangible assets over their respective estimated useful lives, while goodwill has an indefinite life and is not amortized. We review finite lived intangible assets subject to amortization for impairment whenever events or circumstances indicate that the associated carrying amount may not be recoverable. Goodwill is not amortized but is tested for impairment at least annually or more frequently whenever a triggering event or change in circumstances occurs, at the reporting unit level. We are required to recognize an impairment charge if the carrying amount of the reporting unit exceeds its fair value.

Management uses all available information to make this fair value determination, including the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets and observed market multiples of operating cash flows and net income. In addition, if the estimated fair value of the reporting unit is less than the book value (including the goodwill), further management judgment must be applied in determining the fair values of individual assets and liabilities for purposes of the hypothetical purchase price allocation. No provision for goodwill or other intangible asset impairments was recorded during the three months ended April 30, 2014, or the years ended January 31, 2014 and 2013. However, a lower fair value estimate in the future could result in impairment. After this offering, our stock price and associated market capitalization will also be considered in the determination of reporting unit fair value. A prolonged or significant decline in our unit price could provide evidence of a need to record a material impairment of goodwill.

Income taxes

We account for income taxes and the related accounts under the liability method as set forth in the authoritative guidance for accounting for income taxes. Under this method, current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, for net operating losses, and for tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for when it is more likely than not that some or all of the deferred tax assets may not be realized in future years. We recognize the tax benefit from an uncertain tax position taken or expected to be taken in a tax return using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit in the financial statements as the largest benefit that has a greater than 50% likelihood of being sustained upon settlement. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of other income (expense) in the Statements of Operations and Comprehensive Income. Significant judgment is required to evaluate uncertain tax positions. Changes in facts and circumstances could have a material impact on our effective tax rate and results of operations.

Stock-based compensation

Stock-based compensation costs related to stock options granted to employees are measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Stock options we grant to employees generally vest over four years. We recorded stock-based compensation expense of $65,000, $15,000, $57,000 and $48,000 for the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, respectively. As of April 30, 2014, we had $235,000 of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of 1.8 years. We expect to continue to grant stock options in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

We have granted performance-based options to certain employees that generally vest upon the satisfaction of a liquidity condition or achievement of financial metrics. Because the liquidity condition has not been met until the occurrence of a qualifying liquidity event (a qualified initial public offering) and the achievement of financial metrics were not met as of the end of fiscal year 2014, we have not recorded any expense to date relating to our performance-based option grants. The company expects to achieve the financial metrics for such performance-based options during the first half of fiscal year 2015 and will report such related expense. In connection with this offering, we will record stock-based compensation expense based on the grant date fair value at such date.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions to estimate the fair value of stock-based awards. If we had made different assumptions, our stock-based compensation expense, net income and net income per share of common stock could have been significantly different. These assumptions include:

•

Fair value of our common stock:    Because our stock was not publicly traded prior to our initial public offering, we estimate the fair value of our common stock. See “—Significant factors, assumptions and methodologies used in determining fair value of our common stock” below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

•

Expected volatility:    As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•

Expected term:    The expected term represents the period that our stock-based awards are expected to be outstanding. Expected term is derived from our historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

•	Risk-free interest rate: The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•

Expected dividend yield:    We have never declared or paid any cash dividends to our common stockholders and do not presently plan to pay any cash dividends in the foreseeable future, other than in connection with the special dividend described in “Use of proceeds.” Consequently, we used an expected dividend yield of zero.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended January 31,
	2014	2013

Expected volatility	32.9%	31.3%
Expected term (in years)	3	3
Risk-free interest rate	0.35%-0.80%	0.31%-0.39%
Expected dividend yield	—%	—%

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis.

In addition to the assumptions used in the Black-Scholes option-pricing model, the amount of stock-based compensation expense we recognize in our financial statements includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

Significant factors, assumptions and methodologies used in determining fair value of our common stock

The valuation of our common stock was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to value our common stock, we first determined our business enterprise value and then allocated this business enterprise value to our common stock and common stock equivalents. Our business enterprise value was estimated using a combination of two generally accepted approaches: the income approach and the market-based approach. The income approach estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the cost of capital associated with an investment in a similar company and risks associated with our cash flow projections. Our discounted cash flow projections are sensitive to highly subjective assumptions that we were required to make each valuation date. The market-based approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focuses on comparing us to the group of peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecasts took into account our past results and expected future financial performance. As an additional indicator of fair value, we considered an arm’s-length transaction involving the potential sale and purchase of our capital stock by an unsolicited investor occurring near the respective valuation dates. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

Because there has been no public market for our common stock, the fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant including the following:

•	contemporaneous valuations performed by independent third-party specialists;

•	our operating and financial performance, including our levels of available capital resources;

•	our stage of development;

•	current business conditions and projections;

•	trends and developments in our industry;

•	the valuation of publicly traded companies in our sector, as well as recently completed mergers and acquisitions of peer companies;

•	rights, preferences and privileges of our common stock compared to the rights, preferences and privileges of our other outstanding equity securities;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	U.S. and global economic and capital market conditions;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and sector conditions;

•	the illiquidity of our securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net income and net income per share amounts could have been significantly different. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on              on the applicable grant date.

Based on an assumed initial public offering price of $         per share, the intrinsic value of stock options outstanding as of                 , 2014 was $         million, of which $         million and $         million related to stock options that were vested and unvested, respectively, at that date.

Estimated fair value of common stock warrant liability and redeemable convertible preferred stock derivative liability

We account for certain common stock warrants as freestanding instruments. These warrants are classified as liabilities on our balance sheets and are recorded at their estimated fair value. At the end of each reporting period, changes in estimated fair value during the period are recorded as a component of other expense. We will continue to adjust these liabilities for changes in fair value until the earlier of the expiration of the warrants, exercise of the warrants, or conversion of the preferred stock underlying the warrants into common stock upon the completion of a liquidity event, including an initial public offering, at which time the liabilities will be reclassified to additional paid in capital.

We estimate the fair values of our common stock liability classified warrants using an option pricing model based on inputs as of the valuation measurement dates, including the fair value of our common stock, the estimated volatility of the price of our convertible and redeemable convertible preferred stock, the expected term of the warrants and the risk-free interest rates.

We previously accounted for the conversion feature in our series D-3 redeemable convertible preferred stock as a derivative liability. Prior to March, 31, 2014, the series D-3 redeemable convertible preferred stock may have been redeemed at any time following August 11, 2018, for a per share amount equal to the greater of the fair market value per share of series D-3 redeemable convertible preferred stock, or the liquidation preference per share of series D-3 redeemable convertible preferred stock. Exercise of the redemption feature would allowed the holder to receive the fair value of the conversion feature in cash and therefore the conversion feature provides for net settlement. As the series D-3 redeemable convertible preferred stock was determined to be a debt host, the conversion feature was not clearly and closely related to the debt host contract. Accordingly, the conversion feature required bifurcation and separate accounting. At the end of each reporting period, changes in estimated fair value during the period were recorded as a component of other expense.

We estimate the fair values of our derivative liability associated with our series D-3 redeemable convertible preferred stock using an option pricing model based on inputs as of the valuation measurement dates, including the fair value of our common stock, the estimated volatility of the price of our convertible preferred stock, the expected term of the warrants and the risk-free interest rates.

We continued to record adjustments to the fair value of the derivative liability associated with our series D-3 redeemable convertible preferred stock until March 31, 2014, at which time we modified the terms of our series D-3 redeemable convertible preferred stock. As a result of the modifications, we reclassified the aggregate fair value of the derivative liability associated with our series D-3 redeemable convertible preferred stock to additional paid-in capital and we ceased to record any related fair value adjustments subsequent to March 31, 2014.

Internal control over financial reporting

In connection with our preparation for this offering, we concluded that there was a material weakness in our internal control over financial reporting that caused the restatement of our previously issued financial statements as of and for the year ended January 31, 2013. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified comprised a lack of sufficient expertise to appropriately address and timely account for complex, non-routine transactions in accordance with U.S. generally accepted accounting principles. The evidence of this material weakness related primarily to the measurement and classification of redeemable convertible preferred stock and warrants issued in connection with the redeemable convertible preferred stock.

During the year ended January 31, 2014 and in preparation for this offering, we executed a remediation plan that included the hiring of additional resources to build our financial management and reporting infrastructure and to further develop our accounting policies and financial reporting procedures. While we believe we have taken actions to remediate this material weakness, the actions that we have taken are subject to continued review, supported by confirmation and testing by management, as well as audit committee oversight. As such, while we believe that the steps we have taken have remediated this material weakness, for the reasons stated above, we cannot assure you that we have remediated this material weakness or that we will not in the future have additional material weaknesses.

For additional information about this material weakness, see “Risk factors—Risks related to this offering and owning our common stock—We have identified a material weakness in our financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we have failed to remediate our material weakness or if we fail to maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.”

Qualitative and quantitative disclosures about market risk

Concentration of market risk

We derive a substantial portion of our revenue from providing services to tax-advantaged healthcare account holders. A significant downturn in this market or changes in state and/or federal laws impacting the preferential tax treatment of healthcare accounts such as HSAs could have a material adverse effect on our results of operations. During the unaudited three months ended April 30, 2014, and for the years ended January 31, 2014 and 2013, no one customer accounted for greater than 5% of our total revenue.

Concentration of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash. We maintain our cash and cash equivalents in bank and other depository accounts, which, at times, may exceed federally insured limits. Our cash and cash equivalents held in banks at April 30, 2014 were $14.0 million, of which $250,000 was covered by federal depository insurance. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk with respect to our cash. Our accounts receivable balance at April 30, 2014 was $6.0 million. We have not experienced any significant write-offs to our accounts receivable and believe that we are not exposed to significant credit risk with respect to our accounts receivable.

Interest rate risk

We have entered into depository agreements with financial institutions for our cash AUM. The contracted interest rates were negotiated at the time the depository agreements were executed. A significant reduction in prevailing interest rates may make it difficult for us to continue to place custodial deposits at the current contracted rates.

Business

Company overview

We are a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions. Our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings. We can integrate with any health plan or banking institution to be the independent and trusted partner that enables consumers as they seek to manage, save and spend their healthcare dollars. We believe the secular shift to greater consumer responsibility for healthcare costs will require a significant portion of the approximately 175 million under-age 65 consumers with private health insurance in the United States to use a platform such as ours.

The core of our ecosystem is the HSA, a financial account through which consumers spend and save long term for healthcare on a tax-advantaged basis. We are the integrated HSA platform for 20 of the 50 largest health plans in the country, a number of which are among 28 Blue Cross and Blue Shield health plans in 26 states, and more than 25,000 employer clients, including industry leaders such as American Express Company, Dow Corning Corporation, eBay, Inc., Google, Inc., Intermountain Healthcare and Kohl’s Corporation. Our customers include individuals, employers of all sizes and health plans. Through our existing Network Partners, we have the potential to reach over 55 million consumers, representing approximately 30% of the under-age 65 privately insured population in the United States. As of May 31, 2014, we have over 1.0 million HSA Members, representing over 2.3 million lives. During the years ended January 31, 2014 and 2013, we added approximately 306,000 and 216,000 new HSA Members, representing approximately 700,000 and 500,000 lives, respectively.

We developed technology and a differentiated focus on the consumer to facilitate the transition to a more consumer-centric approach to healthcare saving and spending. In an environment where consumers own greater responsibility for cost, they require better information, a more integrated experience, a customer service model that is similar to other consumer businesses, and the ability to make their dollars and data portable. By integrating healthcare saving and spending with the broader healthcare system, we are breaking down the wall between personal finance and healthcare and enabling consumers to make the transition to a consumer-centric healthcare environment. We do this in a number of key ways:

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We connect people to their health and wealth data, delivering answers to critical consumer questions such as: What do I owe? What am I being billed for? How can I spend less? Did I get my health plan discount? Where should I invest my healthcare dollars?

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We create a singular consumer healthcare ecosystem by allowing third-party applications, such as price transparency, telemedicine, and wellness tools, to plug into our platform to drive adoption among our members.

•	We deliver millions of personal and relevant messages, empowering consumers at critical healthcare “save” and “spend” moments.

•	We give consumers the freedom to move through the healthcare system by liberating their healthcare data and dollars.

We are a pioneer in the development of technology solutions that empower consumers to make informed healthcare saving and spending decisions. Our position as an innovator is demonstrated by a series of transformative accomplishments, which we believe to be industry firsts, including:

• 2003:	Offered 24/7/365 live support from health saving and spending experts;
• 2004:	Published The Complete HSA Guidebook, a comprehensive reference now in its seventh edition;
• 2005:	Integrated an HSA into a health plan;
• 2006:	Authorized to act as an HSA custodian by the U.S. Department of the Treasury;
• 2008:	Integrated claims-driven price transparency tools;
• 2009:	Integrated HSAs with multiple health plans of a single large employer;
• 2009:	Delivered integrated wellness incentives through an HSA;
• 2009:	Partnered with a private health insurance exchange as its preferred HSA partner;
• 2010:	Integrated enrollment on a state health insurance exchange;
• 2011:	Integrated HSAs, HRAs, FSAs and investment accounts on one website; and
• 2013:	Delivered HSA-specific online investment advice.

By prioritizing the consumer experience, we have been rewarded with consumer loyalty scores that far exceed those of most banks and traditional health insurers. While the number of consumers nationally with HSAs has grown annually by less than 30% over the past two calendar years, we have grown our HSAs at a 42% compounded annual growth rate over the past two fiscal years, significantly increasing our market share.

We believe the shift to healthcare consumerism is just beginning. The number of HSAs has grown from 4.9 million in December 2009 to 10.7 million in December 2013. From January 2009 to January 2013, the number of people in HSA Plans grew from 8.0 million to 15.5 million. Despite this growth, as of January 2013, the market remains significantly under-penetrated as this implies only approximately 9% penetration of the approximately 175 million individuals that constitute the under-age 65 U.S. private health insurance market.

According to Consumer Driven Market Report, or CDMR, the number of people with HSAs is expected to reach 50 million by 2020. We believe this HSA growth will be driven, in part, by the Patient Protection and Affordable Care Act of 2010, or the PPACA, which requires nearly all legal U.S. residents to obtain health insurance with minimum essential coverage, commonly referred to as the “individual mandate,” or be subject to a tax penalty. We believe the individual mandate will drive consumers to HSA Plans, thus increasing the number of HSAs, because HSA Plans, with their low annual premiums, offer an affordable means of obtaining the health insurance coverage required by the individual mandate. We also believe medical cost inflation and higher income tax rates will drive HSA growth as consumers seek alternative ways to reduce their healthcare costs and tax expenses.

Our solution is deployed as a cloud-based platform that is accessible to our customers through the Internet and on mobile devices. We host our solution on private servers, which allows us to scale on demand. Core to our technology is a configurable framework and open platform that we believe provides us greater functionality and flexibility than generic technologies used by our legacy competitors and requires less investment and time to configure and customize to our customers’ needs. Our ability to seamlessly integrate third-party applications has also afforded us an advantage in an expanding consumer healthcare landscape.

Our business model provides strong visibility into our future operating performance. As of the beginning of the past several fiscal years, we have approximately 90% visibility into the revenue of the subsequent fiscal year. We charge monthly administration fees, primarily through multi-year contracts with our Network Partners, employer clients and individual members. We earn custodial fees, which are primarily interest earned on our cash AUM, deposited with our FDIC-insured custodial depository bank partners, fees earned by us from mutual funds in which our members invest on a self-directed basis, and fees for investment advisory services. We also earn card fees, which are primarily interchange fees charged to merchants on payments made with our cards via payment networks. Monthly account fees, custodial fees, and card fees are recurring in nature, providing strong visibility into our future business.

Because of our scalable technology platform and large number of existing Network Partners, our operating model provides a significant embedded organic growth opportunity and high returns on each incremental dollar of revenue. Over the past two years, our operating model has allowed us to:

•	grow the number of our HSA Members by 101%, with 81% coming from existing Network Partners;
•	increase our AUM by 96%;
•	reduce acquisition cost per HSA Member by 35%;
•	decrease our account cost per HSA Member by 19%; and
•	decrease our operating expense per HSA Member by 26%.

As a result, our total revenue increased from $46.1 million for the year ended January 31, 2013 compared to $62.0 million for the year ended January 31, 2014, representing growth of 35%, and our Adjusted EBITDA increased from $10.5 million for the year ended January 31, 2013 compared to $15.8 million for the year ended January 31, 2014, representing growth of 50%. Total revenue increased from $14.6 million for the unaudited three months ended April 30, 2013, to $20.2 million for the unaudited three months ended April 30, 2014, representing growth of 38%, and our non-GAAP Adjusted EBITDA increased from $3.8 million for the unaudited three months ended April 30, 2013, to $6.8 million for the unaudited three months ended April 30, 2014, representing growth of 77%. See “Selected consolidated financial and other data—Non-GAAP financial measures.”

Our opportunity

We believe that the secular shift to greater consumer responsibility for healthcare costs has created a significant opportunity to offer a technology platform that transforms the way consumers engage with healthcare benefits and make healthcare saving and spending decisions. By combining innovations in technology, analytics, consumer experience and financial planning, we believe we are well-positioned to take advantage of the emergence of the new healthcare consumer.

We are addressing the large and growing U.S. health insurance market.    The U.S. under-age 65 private health insurance market consists of approximately 175 million people. The PPACA is widely expected to expand coverage among the 47 million uninsured Americans through its individual and employer mandates, premium subsidies, state health insurance exchanges and ban on withholding coverage due to pre-existing medical conditions. We further see an opportunity to address the 51 million Medicare-eligible Americans and have been involved in industry-wide efforts to expand HSA eligibility to this large and growing population. To date, we have penetrated less than 5% of our existing Network Partners who cover approximately 30% of the under-age 65 private health insurance market.

Health insurance is in the midst of major structural change.    Despite multiple efforts by employers, health plans and government, health insurance premium increases have exceeded worker-earnings increases and inflation in every year since 1998. Premiums have nearly tripled in that time, while worker earnings have increased 54%. In response, employers and health plans are increasingly adopting health insurance plans in which consumers own more financial responsibility through higher deductibles, increasingly utilizing HSA Plans. We believe the secular shift to greater consumer responsibility will require a shift to a health insurance model that approaches patients as consumers. We believe we enable this disruption of the traditional health insurance model by creating incentivized, engaged and empowered healthcare consumers. EBRI found, after a five-year analysis of an HSA Plan and a control group in a traditional health plan, that the HSA Plan reduced healthcare spending by 25% in the first year, and that savings continued over subsequent years, albeit at a slower pace.

HSAs and HSA assets are rapidly growing.    HSAs have grown from 4.9 million in 2009 to 10.7 million in 2013. HSA assets, comprised of both cash deposits and investments, have grown from $7.2 billion to $19.3 billion during this timeframe. Fewer than 3% of HSAs have investments today. However, as the structural shift in health insurance continues, we believe that health savings will become an important part of the consumer’s financial portfolio and planning, resulting in significant asset growth. Third party industry observation support this proposition. For example, according to EBRI, as the number of people with account-based plans expands, total assets in these accounts can be expected to grow as well and, as HSA balances grow, the potential to invest in other investment vehicles (such as mutual funds and stocks) will grow. Similarly, according to a 2013 Devenir HSA Research Report, HSAs have grown from 4.9 million in 2009 to 10.7 million in 2013 and HSA assets, comprised of both cash deposits and investments, have grown from $7.2 billion to $19.3 billion, with the dollars in investment accounts alone increasing from $0.4 billion to $2.3 billion, during this timeframe. The vintage of accounts continues to grow as well, naturally driving up assets.

PPACA implementation accelerates structural change.    As the PPACA is fully implemented, HSA growth will benefit from a significant expansion of the addressable market. We believe the PPACA’s individual mandate will drive consumers to purchase affordable insurance. Furthermore, according to a 2013 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc., 49% of employers are extremely or very likely to eventually offer only HDHPs. State health exchanges, and the expected emergence of private exchanges, should also drive growth of HSAs. While most employers offer only one type of plan, such as a traditional HMO or PPO, given the choice, 81% of consumers would accept a higher deductible in exchange for a $50 per month drop in premium. To meet consumer demand for lower premiums, a survey by HealthPocket Inc. found that insurance policies offered on seven state health exchanges had 26% higher deductibles on average than plans offered outside of the exchanges in 2013. We believe our Health Plan Partners, which include 28 Blue Cross and Blue Shield health plans in 26 states, 13 regional integrated health plans, and several new state health “CO-OP” insurers, are well-positioned to win business on exchanges, increasing our addressable HSA population.

Patients are becoming engaged consumers.    The shift of financial responsibility drives consumers to take cost-conscious actions that result in permanent reduction in healthcare cost-trends. According to a 2013 EBRI survey, individuals in HSA Plans and similar plans are more likely to exhibit the following behaviors than individuals in traditional plans:

•	57% confirm their plan would cover care → 46% more likely to do so than those in traditional plans.

•	50% ask for a generic drug → 35% more likely to do so than those in traditional plans.
•	40% talk with a doctor about drug costs → 43% more likely to do so than those in traditional plans.
•	39% check cost before getting care → 50% more likely to do so than those in traditional plans.
•	36% talk with a doctor about treatment costs → 38% more likely to do so than those in traditional plans.
•	25% track healthcare spending online → two times more likely to do so than those in traditional plans.

We believe that the greatest challenge health plans and employers face with consumer-centric health plans is the complexity these plans create for individual consumers: understanding medical bills, evaluating cost and quality of different treatments and providers, saving and investing for future costs, and addressing tax compliance issues. To navigate this complexity, consumers must integrate relevant data from across a fragmented healthcare delivery system, their own benefits information from a health plan and/or employer, and financial data and advice from retail banking and investment services providers. Offering consumers a secure, content-rich environment to make highly personal healthcare saving and spending decisions, one that brings together disparate data and provides data-driven individualized advice, is critical to empowering consumers to manage a greater portion of their healthcare cost responsibility.

Each HSA becomes a consumer ecosystem rather than a single product.    The shift of first-dollar responsibility for healthcare costs inherent in HSA Plans, sometimes called the “retail effect,” is giving rise to new consumer-centric solutions such as price transparency, retail clinics, telemedicine and health and wealth financial planning. These solutions are all attempting to benefit from the growing reality that the consumer owns more of the healthcare financial burden. While many of these products and services have the potential to reduce costs, they are difficult to implement effectively without accessing the consumer at the critical “save” and “spend” moment. The HSA platform is becoming a natural hub for these solutions to integrate into the consumer experience because it is the place where consumers execute their healthcare saving and spending decisions and it is the point of integration for disparate patient-level clinical and administrative information. We believe that the ability of technology-enabled HSA platforms such as ours to integrate these disparate solutions into a singular experience for the healthcare consumer has the opportunity to transform the consumer experience and impact the adoption of this growing universe of new consumer-centric healthcare solutions.

Legacy competitors are not prepared to meet the growing needs of the healthcare consumer.    When HSAs came into being a decade ago, banks and transaction processors took early market share based on their transaction processing skills and commercial banking relationships with health insurers and employers. As the role of HSA platforms began to expand to become a critical component of the broader consumer healthcare experience, we believe that these and other firms recognized that solely applying legacy transaction processing capability to HSAs was not sufficient. Many of these legacy competitors such as Ceridian HCM, Inc., Citigroup Inc., Fidelity National Information Services (FIS), and JPMorgan Chase & Co. have either outsourced their HSA platform, exited the market, or announced plans to exit the market. Today, insurers and employers are turning to open technology-based firms such as ours that deliver a complete consumer experience by integrating HSAs with other consumer tools. We expect the growing complexity of the healthcare system and the emergence of more consumer-centric healthcare solutions will further increase the need for more complete healthcare-specific platforms such as ours.

Our competitive strengths

We believe we are well-positioned to benefit from the transformation of the healthcare benefits market. Our platform is aligned with a new healthcare environment that rewards consumer engagement and fosters an integrated consumer experience.

Leadership and first-mover advantage

We are a pioneer in the development of technology solutions that empower consumers to make informed healthcare saving and spending decisions. We have established a defensible leadership position in the HSA industry through our first-mover advantage, focus on innovation and differentiated capabilities. Our leadership position has been recognized by CDMR (2013), and is further evidenced by the doubling of our market share, from 4% in December 2010 to over 8% in January 2014, as noted by the 2013 Devenir HSA Research Report.

Our position as an innovator is demonstrated by a series of transformative accomplishments, which we believe to be industry firsts, including:

• 2003:	Offered 24/7/365 live support from health saving and spending experts;
• 2004:	Published The Complete HSA Guidebook, a comprehensive reference now in its seventh edition;
• 2005:	Integrated an HSA into a health plan;
• 2006:	Authorized to act as an HSA custodian by the U.S. Department of the Treasury;
• 2008:	Integrated claims-driven price transparency tools;
• 2009:	Integrated HSAs with multiple health plans of a single large employer;
• 2009:	Delivered integrated wellness incentives through an HSA;
• 2009:	Partnered with a private health insurance exchange as its preferred HSA partner;
• 2010:	Integrated enrollment on a state health insurance exchange;
• 2011:	Integrated HSAs, HRAs, FSAs and investment accounts on one website; and
• 2013:	Delivered HSA-specific online investment advice.

We believe that these innovations have helped us develop a strong brand and reputation, sign strategic distribution partnerships with health plans and employers, and gain significant market share of HSAs in the United States. In 2012, we were named the fastest growing HSA provider over the last three years by CDMR. We believe our ability to secure a large portion of the health plan segment and many of the most innovative employers as Network Partners provides us a significant competitive advantage in a fast-growing market.

Complete solution for managing consumer healthcare saving and spending

We simplify the consumer’s healthcare decision-making process by leveraging our expertise and technology to create a single place for consumers to manage their healthcare saving and spending decisions. Our platform is positioned at the center of an emerging healthcare saving and spending ecosystem: a place where consumers can pay healthcare bills, compare treatment options and prices, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices. During the year ended January 31, 2014, our platform experienced 7.9 million logons and, on average, every month 28% of our members signed into our platform and 13% reached out to one of our Member Education Specialists.

Our members utilize our platform in a number of ways and in varying frequencies. For example, our members utilize our platform to evaluate and pay healthcare bills through the member portal, which allows members to pay their healthcare providers, receive reimbursements and learn of savings opportunities for prescription drugs. In fiscal year 2014, our members logged into our member portal over 7.9 million times and completed over 1.5 million healthcare-related saving or spending transactions, such as payment of healthcare bills or receipt of healthcare cost reimbursements. Our platform also identified and presented over 154,000 savings opportunities to our members for their out-of-pocket prescription drug expenses.

In addition, our members utilize our platform to make educated investment choices in respect of their tax-advantaged healthcare savings through our online investment tools and HealthEquity Advisor, which recommends investments that are tailored to a member’s specific financial goals. Members also utilize the platform’s mobile app to view and pay claims on-the-go, including by uploading medical and insurance documentation to the platform with their mobile phone cameras. During the year ended January 31, 2014, our members uploaded to our platform over 109,000 documents consisting of 61.8 gigabytes of data. During this same period, more than 50,000 mobile applications were downloaded, and these applications were utilized over 243,000 times to view account balances, pay claims and upload documents.

A growing number of companies are attempting to integrate into the consumer’s daily healthcare spending experience by leveraging our platform. These companies, which offer functions such as price transparency, benefits enrollment, population health, wellness, analytics, health insurance, and investment services, are looking to reach the consumer at the critical “save” and “spend” moment. For example, in 2014, we completed an integration with two price transparency companies. We expect the growth of consumer-centric solutions such as price transparency, retail healthcare and telemedicine to increase the value of a platform such as ours that can drive consumers to these solutions at the critical “save” and “spend” moment.

Proprietary and integrated technology platform

We have a proprietary cloud-based technology platform, developed and refined during more than a decade of operations, which we believe is highly differentiated in the marketplace.

Purpose built technology:    Our platform was designed specifically to serve the needs of healthcare consumers, health plans and employers. We believe it provides greater functionality and flexibility than the generic technologies used by our competitors, many of which were originally developed for banking, benefits administration or retirement services. We believe we have the only platform that encompasses all of the core functionality of healthcare saving and spending in a single secure and compliant system, including custodial administration of individual savings and investment accounts, card and electronic funds transaction processing, benefits enrollment and eligibility, electronic and paper medical claims processing, medical bill presentment, tax-advantaged reimbursement account and health incentive administration, trust administration, online investment advice and sophisticated analytics.

Data integration:    Our technology platform allows us to integrate data from disparate sources, which enables us to seamlessly incorporate personal health information, clinical insight and individually tailored strategies into the consumer experience. We currently have more than 515 distinct integrations with health plans, pharmacy benefit managers, employers and other benefits provider systems, which we believe is more than any of our competitors. Many of our partners’ systems rely on custom data models, non-standard formats, complex business rules and security protocols that are difficult or expensive to change. Our proprietary correlation engine currently processes more than 64 million records annually in our partners’ preferred data models and formats, using their preferred security protocols, and without complex data reformatting or expensive middleware translation.

Configurability:    Our technology platform enables us to create a unique solution for each of our Network Partners. A non-technical HealthEquity team member can configure up to 225 product attributes, including integration with a partner’s chosen healthcare price transparency or wellness tools, single sign on, sales and broker support site, branding, member communication, custom fulfillment and payment card, savings options and interest rates, fees and mutual fund investment choices. We currently have more than 715 unique partner configurations of our offerings in use.

Differentiated consumer experience

We have designed our solutions and support services to deliver a differentiated consumer experience, which is a function of our culture and technology. We believe this provides a significant competitive advantage relative to legacy competitors who we believe prioritize transaction processing and benefits administration.

Culture:    We call our culture “Purple,” which we define as our commitment to exceeding our customers’ expectations in a truly remarkable way. For example, since 2003, our health saving and spending experts have served our members live 24/7/365. This is because our members’ most important healthcare decisions are often made outside of business hours. In the year ended January 31, 2014, 26% of member calls happened at night, on weekends or on holidays.

Technology:    Our technology helps us to deliver on our commitment to being Purple. We tailor the content of our platform and the advice of our experts to be timely, personal and relevant to each member. For example, our technology generates health savings strategies that are delivered to our members when they interact with our platform or call us. We employ individuals, which we refer to as Member Education Specialists, who provide real-time assistance to our members via telephone. We refer to each of these individualized education opportunities as Teachable Moments. As part of their duties, our Member Education Specialists record the identity of members to whom they provide education and assistance via an internal database referred to as the CX System. A feature of the CX System is its ability to interact with our other databases to track the amount by which a member increases his or her HSA contributions after interacting with our Member Education Specialists. Based on this process, we believe that this particular type of Teachable Moment helped us generate more than $100 million in additional HSA deposits during the year ended January 31, 2014.

We believe our Purple culture drives our success. Our commitment to Purple has been rewarded with consumer loyalty scores that far exceed those of most banks and traditional health insurers. In addition, approximately 93% of all HSAs opened with us remain open as of April 30, 2014.

Large and diversified channel access

We believe our differentiated distribution platform provides a competitive advantage by efficiently enabling us to reach a consumer market that is projected to include 50 million people by 2020. Our platform is built on a B2B2C channel strategy, whereby we rely on our Network Partners to reach consumers instead of marketing our services to these potential members directly. Our Network Partners enable us to reach over 55 million consumer lives, representing 30% of the insured commercial lives in the United States.

Reaching the consumer is critical in order for us to increase the number of our HSA Members because it is only the individual consumer that can open an HSA. Thus, in order for us to increase the number of our HSA Members, we must find effective ways to reach the consumer. We work directly with our Network Partners to reach the consumer in various ways. Our Health Plan Partners collectively employ thousands of sales representatives and account managers who promote both the Health Plan Partner’s health insurance products, such as HSA Plans, and our HSAs. Our Employer Partners collectively employ thousands of human resources professionals who are tasked with explaining the benefits of our HSAs to their employees. Our sales and account management teams work with and train the sales representatives and account management teams and the human resource professionals of our Network Partners on the benefits of enrolling in, contributing to, and saving and spending within our HSAs, and our Network Partners then convey these benefits to prospective members. As a result of this collaboration, we develop relationships with each member who enrolls in an HSA with us. This constitutes our B2B2C channel strategy.

As our partners shift to high deductible and defined contribution health plans, they use us to facilitate an efficient and stress-free transition, which we refer to as a safe and soft landing, for the new healthcare consumer. Our channel strategy has translated into accelerating account growth from existing partners. We added approximately 251,000 new HSA Members from previously existing Network Partners during the year ended January 31, 2014, up 186% over two years. Growth from existing Network Partners represented 81% of our total new HSA Members during this period.

Many features of our technology platform support our B2B2C channel strategy. For example, our platform integrates with our Network Partners’ enrollment software systems, enabling individuals who enroll in an HSA Plan to automatically become one of our members through the opening and funding of an account. In addition, our platform includes employer and broker portals, enabling Employer Partners, as well as smaller employers and brokers who are customers of Health Plan Partners, to manage important aspects of the member experience for the individual members associated with such Employer Partners and smaller employers and brokers. Our platform also includes Network Partner-specific “education sites,” which enable sales and marketing personnel of our Health Plan Partners, as well as human resources personnel of our Employer Partners, to access and distribute consumer education and marketing materials customized for each partner’s program.

We believe our B2B2C strategy is effective because, over the past two years, the strategy has enabled us to grow the number of our HSA Members by 101%, with 81% coming from existing Network Partners. In addition, during the same period, our acquisition cost per HSA Member fell by 35%, reflecting the lower cost of acquiring HSA Members from existing Network Partners. We believe that significant growth potential remains within our existing Network Partners and estimate that our current members and their covered dependents represent fewer than 5% of the 55 million consumers under-age 65 in the United States who receive health benefits from our existing Network Partners.

Scalable operating model

We believe we have an attractive operating model due to the scalability of our solutions, the embedded growth opportunity within our existing customer base, the recurring nature of our revenue and the long-term low capital intensity and high free cash flow conversion of our business:

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Our products and services are accessed primarily through our technology platform, which is cloud based. We believe that our technology is highly scalable. After initial on-boarding and a period of education, our account costs for any given customer typically decline over time.

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Our opportunity to generate high-margin revenue from existing HSA Members grows over time because our HSA Members’ balances typically grow, increasing custodial fees at very little incremental cost to us. An account opened in any given fiscal year will have an average cash balance of approximately $750 at the end of that fiscal year, doubling to approximately $1,500 after two more years and tripling to approximately $2,250 after another three years. Further, our contribution margin per account on average rises from 57% at the end of the first fiscal year, to 67% at the end of the third fiscal year, to 71% by the end of the sixth fiscal year. We believe that this pattern will be accentuated as more HSA Members add investments to their cash balances. As of January 31, 2014, our HSAs with investments had nine times the AUM of those with cash only. We believe we are well-positioned to benefit from the scalability of our model, given that as of January 31, 2014, 53% of our HSAs are currently less than two years old.

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We believe our existing Network Partners will continue to shift to HSA Plans, producing new HSA Members. HSA Members from existing Network Partners typically have lower customer acquisition costs than those from other sources. During the year ended January 31, 2013 compared to the year ended January 31, 2014, our sales and marketing expenses dropped from 17% to 14% of revenue, and during the unaudited three months ended April 30, 2013 compared to the unaudited three months ended April 30, 2014, our sales and marketing expenses dropped from 12% to 11% of revenue. Since February 2012, the number of our HSA Members has more than doubled.

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Retention of our HSA Members has been consistent over time. Individually owned trust accounts, including HSAs, have inherently high switching costs, as switching requires a certain amount of effort on the part of the account holder and results in closure fees. We believe that our retention rates are also high due to our technology platform’s integration with the broader healthcare system used by our HSA Members and our focus on the consumer experience. Approximately 93% of all HSAs opened on our platform remain open as of April 30, 2014.

We believe that a normalization of market interest rates would further increase our operating leverage as higher interest yields on cash AUM would generate custodial fees at little incremental cost to us.

Our growth strategy

Our business model is defined by embedded growth from existing HSA Members and Network Partners, operating leverage and highly visible new revenue opportunities, giving us multiple avenues for long-term growth. We believe our B2B2C channel strategy, whereby we leverage our Network Partners to reach consumers, will help us further grow the number of our HSA Members and increase our membership base.

Penetrate the large membership opportunity within our existing network

•	We generate recurring account fees, paid by health plans, employers or individuals, based on the number of our HSA Members. We estimate that we have penetrated less than 5% of our existing Health Plan Partners and 12% of our existing Employer Partners with HSAs. 28 of our 57 Health Plan Partners were added in the past two fiscal years.

•	The transition of HSAs from banks and other legacy firms whom many of our partners worked with prior to choosing HealthEquity help us accelerate penetration of our existing network.

We expect our Health Plan Partners to eventually expand their coverage footprint as the uninsured begin purchasing coverage through state health insurance exchanges under the PPACA. Our Health Plan Partners include 28 Blue Cross and Blue Shield health plans in 26 states, 13 regional integrated health plans and several new state health “CO-OP” insurers capitalized through PPACA whom we believe are well-positioned to win business on the exchanges. As of May 2014, nearly all of our Health Plan Partners participate in state health exchanges. 59 of the 62 Blue Cross and Blue Shield health plans nationwide participate overall.

Expand our network of Health Plan Partners and Employer Partners

We believe we are well-positioned to expand our network of Health Plan Partners and Employer Partners due to our growing market leadership, consistent innovation, open technology, and focus on the consumer experience. Our recent history is supportive of our ability to do this. Our market share has doubled from 4% in December 2010 to over 8% in January 2014. In the last two fiscal years, we added 28 Health Plan Partners and 77 Employer Partners, an increase of 97% and 122%, respectively. Our new Network Partners added during the year ended January 31, 2014 include Adobe Systems, Banner Health, Anthem/WellPoint, Blue Cross and Blue Shield of Vermont, and Health Net, Inc.

Increase our yield

The nature of our operating model drives significant incremental profitability from existing HSA Members’ AUM. We define this as increasing our yield. Opportunities to increase our yield include:

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Rising account balances:    We generate recurring custodial fee revenue based on the value of our AUM. Custodial fees are comprised of interest earned on cash AUM deposited with our FDIC-insured custodial depository bank partners, and recordkeeping fees we earn from mutual funds in which our members invest on a self-directed basis. Account balances tend to rise over time, increasing custodial fee revenue with minimal incremental cost to us. The balance of a HealthEquity HSA increases, on average, with age.

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Rising interest rates:    In a rising interest-rate environment, we expect the spread to grow between custodial fees from interest and the amount we must pay to our members. We believe our members are relatively insensitive to interest rates because HSAs, like checking accounts, have low balances and high transaction rates. As of April 30, 2014, our HSAs had an average cash balance of $1,477.

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Long-term investing:    Unlike a 401(k) or IRA, an HSA is “triple tax free,” meaning that HSA contributions, earnings, and qualified distributions are all exempt from federal income and employment tax. As these benefits become more widely understood, we believe consumers will use the HSA for long-term investing, increasing our yield further. As of January 2014, 98% of our members do not yet invest. Those who do, however, have on average over nine times higher balances.

Grow payment volume

As the dollar volume of transactions processed through our platform grows, we generate more revenue with little incremental cost. Each time a member uses our physical or virtual payment card we earn a transaction fee. Our payment volume grows in line with our base of HSA Members and AUM. We also expect to drive incremental transaction revenue. For example, during the year ended January 31, 2014, our members spent on average $1,012 on our payment cards. We estimate that they spent at least another $330 on medical expenses beyond what they charged on our payment cards. Driving these additional charges to our payment cards would increase transaction revenues.

Demonstrate operating leverage

We expect to drive increasing profitability from adding accounts through our existing network of Health Plan Partners and Employer Partners and servicing a larger number of mature accounts on our scalable platform. Our business model allows us to inexpensively add HSA Members through our existing Network Partners. In the year ended January 31, 2014, it cost us 35% less to add an HSA Member through an existing Network Partner than through a new one. As accounts age, the cost to service them declines. Our cost of services sold per HSA Member has declined 6% in the year ended January 31, 2014 compared to the year ended January 31, 2013.

Capitalize on the new opportunity in health insurance exchanges

We are well-positioned to address the additional opportunity created by both state and private health insurance exchanges.

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Our solutions are already integrated with partner health plan offerings in several state health exchanges. The Congressional Budget Office estimates that approximately 24 million people will purchase insurance through the state exchanges by 2021; many of these people were previously uninsured. HSA Plans are widely available and attractively priced in the state exchanges. As of December 2013, approximately 20% of plans in the exchanges are HSA Plans. Premiums are on average 11% below those of other exchange offerings.

•

With regard to private exchanges, our solutions are already integrated with select partner health plans and exchange operators themselves. Bloom Health, a leading exchange provider for Blue Cross and Blue Shield health plans, reports that 52% of participants chose HSA Plans in 2013.

•

Finally, state and private exchanges are widely expected to spur the growth of new major medical health plans, including from hospital-centered Accountable Care Organizations and state health “CO-OP” insurers capitalized through the PPACA. We believe these new market entrants will require a technology platform such as ours to compete with national and other larger health plans for the expected growing number of HSA Plan members.

Grow the HSA ecosystem

Our proven ability to innovate, large and growing HSA Member and Network Partner footprint, and high level of member engagement on our open technology platform together create a significant opportunity to expand our HSA ecosystem. We expect more third-party consumer solutions that want to be part of consumers’ daily healthcare decision making to leverage our platform to reach our members at relevant decision points. We also have the opportunity to internally develop solutions and offer these to our customers. Examples where we and/or third-party applications have successfully leveraged our platform include the following:

•

In 2007, we determined that Network Partners with our HSAs wanted RA services integrated with the HSA platform, and so we began offering third-party RA administration. We subsequently replaced these third-party applications with an internally developed solution. In the past two years we have grown the number of our RAs by 241% to approximately 283,000 as of January 31, 2014. RAs generate account fees and transaction fees, which made up 11% of our revenue during the year ended January 31, 2014.

•

In 2009, we enabled private health insurance exchanges to directly offer their members our platform in a manner similar to our Health Plan Partners, enabling HSAs to be automatically opened for individual customers of our Health Plan Partners on state exchanges. This functionality is already being used by a handful of private exchanges and by our Health Plan Partners in several state exchanges.

•

In 2010, we created a framework for data integrations with third-party wellness, health risk assessment and other applications, enabling us to push financial rewards from Network Partners for these activities to HSA Members, RAs or cash accounts. Network Partners taking advantage of incentive integration include American Express Company and Blue Cross and Blue Shield of Vermont.

•

In 2013, after assessing the state of tools available from retirement services firms relative to HSAs, we created HealthEquity Advisor, an online-only registered investment advisor that provides customized investment advice to our members. The service generates custodial fees for us based on investment AUM. As of May 31, 2014, approximately 9% of our investing members have enrolled in HealthEquity Advisor.

•

In 2014, we completed initial integrations with leading third-party transparency applications. The intent is to drive utilization of these applications by our members associated with our Network Partners who are customers of these companies.

Selectively pursue strategic acquisitions

We have a successful history of acquiring complementary assets and businesses that strengthen our platform and we expect to continue this growth strategy. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders. We believe the nature of our competitive landscape provides a significant acquisition opportunity. Today, there are more than 2,200 entities providing HSAs, which generally consist of banks that offer HSAs as ancillary products. Many of our competitors view their HSA businesses as non-core functions. We believe they will look to divest these assets and, in certain cases, be limited from making acquisitions due to depository capital requirements. Our acquisitions have included:

•	the HSA portfolio of Union Bank of California (2008);
•	first HSA and custodian VIST Bancorp (2010);
•	Msaver from First Horizon Bancorp (2011); and
•	the HSA portfolio of Principal Financial Group (2011).

Our products and services

Healthcare saving and spending platform

We offer a cloud-based platform, accessed by our customers online via a desktop or mobile device, through which individuals can make health saving and spending decisions, pay healthcare bills, compare treatment options and prices, receive personalized benefit and clinical information, earn wellness incentives, grow their savings and make investment choices. The platform provides users with access to services we provide, as well as services such as price transparency and telemedicine provided by third parties selected by us or by our Network Partners.

The platform includes the capability to present to users medical bills upon adjudication by a health plan, including details such as the amount paid by insurance, specific nature of the medical service provided, and diagnostic code. Users of the platform can pay these bills from an account of ours or from any bank account, online, via a mobile device, or using our payment card.

All users of the platform gain access to our healthcare consumer finance expert advisors, available every hour of every day, via a toll-free telephone number or email. Our expert advisors can assist users with such tasks as contacting a medical provider to dispute a bill, negotiating a payment schedule, optimizing the use of tax-advantaged accounts to reduce medical spending or selecting from among medical plans offered by an employer or health plan.

Health savings accounts (HSAs)

The Medicare Modernization Act of 2003 created HSAs, which became available on January 1, 2004. An HSA is a tax-exempt trust or custodial account established with a qualified HSA trustee. To be eligible to contribute to an HSA, an individual must be covered under an HDHP, have no additional health coverage, not be enrolled in Medicare, and not be claimed as a dependent on someone else’s tax return. HSAs have several tax-advantaged benefits, which we call the triple tax savings: (1) individuals can claim a tax deduction for contributions they, or someone other than their employer, make to their HSAs; contributions to their HSAs made by their employer may be excluded from their gross income for purposes of federal and most state income and employment tax; (2) the interest or earnings on the assets in the account, including reinvestment, are tax free; and (3) distributions may be tax free if they pay qualified medical expenses. There is no requirement to provide receipts to us to substantiate HSA distributions to members, whether made through our payment card or directly from our online platform. Additionally, distributions other than for qualified medical expenses are permitted penalty-free after age 65. Contributions remain in the account until used, i.e., there is no “use or lose” requirement. An HSA is owned by the account holder; it remains the account holder’s property upon a change of employment, health plan or retirement.

Investment advisory services

We offer an online-only investment advisory service to all of our members whose account balances are sufficient to invest in mutual funds. This service is entirely elective to the member. All advisory services are delivered through a web-based tool, which we refer to as HealthEquity Advisor, which is overseen by HealthEquity Advisors, LLC, our registered investment advisor subsidiary. HealthEquity Advisors, LLC is registered with the SEC as a 203A-2(f) advisor. HealthEquity Advisors, LLC provides investment advice to its clients exclusively through the HealthEquity Advisor tool on the interactive website. As such, HealthEquity Advisors, LLC employs no brokers, pays neither commissions nor fees to any broker, delivers all services via an interactive website, and advises our members on a select group of mutual funds available to them.

HealthEquity Advisor provides guidance and management, including how much cash (liquidity) to maintain in an HSA and how to diversify optimally among available mutual funds. Advice reflects the personal risk preferences of the individual member.

We offer three levels of service to investors:

•	Self-driven: We provide the mutual funds investment platform to invest HSA balances, but the member elects to not receive advice;

•	GPS: HealthEquity Advisor provides guidance and advice, but the member makes the final investment decisions; and

•	Auto-pilot: HealthEquity Advisor manages the account and implements portfolio allocation and investment advice automatically for the member.

Reimbursement arrangements (RAs)

RAs include health reimbursement arrangements, or HRAs, and flexible spending arrangements, or FSAs. RAs are employee benefits wherein an employer provides a fixed dollar amount of reimbursement for qualified medical or dependent care expenses. Payments must be substantiated with electronic claims from a health plan, data gleaned from operation of our payment card where permitted, or submission of receipts or other documentation by the employee. RAs have the tax benefit that, like HSAs, their value may be excluded from employees’ gross income for federal and most state income and employment tax purposes. RAs are not portable; any remaining value is lost upon termination of employment, but are subject to COBRA requirements. An HRA must be paid for entirely by the employer with no salary reduction, is typically integrated with a major medical plan, and typically allows unused benefits to be rolled over from year to year. An FSA is typically paid for entirely through salary reduction from the employee, is typically a stand-alone, voluntary offering, and is subject to “use or lose” restrictions limiting to $500 the amount that may be rolled over from year to year.

Healthcare incentives

We enable our Employer Partners and Health Plan Partners to easily offer, and our members to earn, financial incentives for participation in wellness programs. During the year ended January 31, 2013, over half of all HSA Plans and similar plans included health risk assessment and biometric screening, and 72% of these offered financial incentives for participation. Our technology platform includes a financial incentives framework and integration with several wellness providers used by our Network Partners. Once earned, incentives may be deposited directly into an HSA, RA or cash account, with Network Partner-specific messaging to make clear to the member the source of funds. Our platform routes incentives to the right type of account to maintain tax compliance, for example, by creating and routing funds to an RA where an HSA Member is ineligible to receive HSA contributions due to disqualifying coverage.

Our technology

Our proprietary technology is deployed as a cloud-based solution that is accessible to customers through the web and mobile devices. We utilize a multi-tenant architecture that allows changes made for one Network Partner to be extensible to all others. This architecture provides operating leverage by reducing costs and improving efficiencies by enabling us to maximize the utilization of our infrastructure capacity and reduction in required maintenance. We believe our configurable framework and open platform provides us greater flexibility than our competitors’ legacy or generic technologies that require a significant time and investment to update. Our pre-built configurations allow us to easily and quickly implement the customizations desired by our Network Partners in a cost effective manner.

Our solution is hosted on a virtual private cloud with an ability to scale on demand. This allows us to quickly support our current and projected growth. We utilize two redundant third-party data centers to ensure continuous access and data availability. The data centers are purpose-built facilities for hosting mission critical systems with multiple built-in redundancy layers to minimize service disruptions and meet industry-standard measures.

Due to the sensitive nature of our customers’ data, we have a heightened focus on data security and protection. We have implemented industry-standard processes, policies and tools through all levels of our software development and network administration, reducing the risk of vulnerabilities in our system.

Our competitive landscape

We view our competition in terms of direct and indirect competitors. Our direct competitors are HSA custodians that include state or federally chartered banks, insurance companies and non-bank trustees approved by the U.S. Department of the Treasury as meeting certain ownership, capitalization, expertise and governance requirements. This market is very fragmented and characterized by more than 2,200 banks offering HSAs. As of January 31, 2014, we estimate that we have a market share of over 8%, and that we are among the five largest HSA custodians by market share. The others are Optum Bank, JPMorgan & Chase & Co., Webster Bank, and Benefit Wallet, a product offered by Xerox HR Solutions, LLC. Our indirect competitors are benefits administration technology and service providers that work with other HSA custodians to sell into health plans and/or employer channels.

We believe that the primary competitive factors in the market of technology platforms that empower healthcare consumers are: integration with the broader healthcare system; level of consumer education and support; breadth of product offering; flexibility of technology to meet partner requirements; brand strength and reputation; and price. We believe that many of our large bank competitors view their healthcare businesses as non-core and have historically under-invested in developing these businesses. Many of our competitors have not incorporated personal health information into their offerings, as this would require significant upfront investment in technology, training, and segregation of business operations from other bank or custodial operations, as well as integration with data sources such as health plans and pharmacy benefits managers. Potential competitors within the technology or benefits administration service provider sector are limited from entering the space due to regulatory requirements for capital adequacy and demonstrated expertise in custodial operations. However, we experience significant competition and the intensity of competition may increase over time. Many of our competitors, in particular commercial banks and financial institutions, have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors may be in a position to devote greater resources to the development, promotion, sale and support of their products and services and have, or may in the future offer, a wider range of products and services that may be more attractive to potential customers, and they may also use advertising and marketing strategies that achieve broader brand recognition or acceptance. For example, our competitors that are commercial banks and financial institutions may leverage their ability to generate revenue from other banking activities and decide to offer no-fee HSAs, which may permit them to increase market share in our market.

In addition, companies who currently do not have a strong presence in the technology-enabled healthcare account services market may in the future decide to enter into the market. These companies may have significant advantages over us in terms of brand name recognition, years of experience managing tax-advantaged accounts, integrated recordkeeping, trust functions and fund advisory and customer relations management, among others.

Our industry

The U.S. under-age 65 private health insurance market consists of approximately 175 million people. Despite multiple efforts by employers, health plans and government, health insurance premium increases have exceeded worker-earnings increases and inflation in every year since 1998. While premiums have nearly tripled in that time, worker earnings have increased just 54 percent.

In response, employers, health plans and government have turned to structural changes to benefit design, including HSA Plans and similar plans. These plans are thought to reduce costs by giving individuals a strong incentive to spend less while providing protection from the large costs of very significant health events. Until the last decade, however, the tax code did not encourage HSA Plans. This was because while employer and employee-paid health insurance premiums were excluded from income and employment tax, deductibles and other out-of-pocket costs generally were not. As far back as 1978, employers had offered FSAs, an early but restricted way for employees to pay predictable out-of-pocket healthcare costs with pre-tax dollars. A medical savings account pilot program was authorized in 1996 and the IRS enabled HRAs in 2002. It wasn’t until passage of the Medicare Modernization Act in 2003 that Congress created the HSA, a highly tax-advantaged, portable, lifetime individual healthcare savings account tied to an HDHP. By 2013, 9.7% of individuals with private health insurance had an HDHP with an HSA or HRA, and 23% of employers with 10–499 workers and 39% of employers with 500 or more workers offered HDHPs with an HSA or HRA option. We believe there is a direct correlation between plan participation and savings. According to Towers Watson, employers with at least 50% participation in HDHPs coupled with an HSA or HRA report total healthcare spend per employee more than $1,000 below companies without such plans.

HSA Plans have gained significant prominence in recent years. In 2013, there were approximately 55% more HDHPs with HSAs than with HRAs. Studies have shown that HSA Plans reduce healthcare spending by a greater amount than HDHPs with no account at all. We believe this is due to the stronger incentive to make wise health saving and spending decisions in HSAs. HSA balances are owned by the consumer, can accumulate from year to year, can be invested by the consumer for tax-free capital appreciation and earnings, can be withdrawn tax-free for medical use at any time and penalty-free for non-medical use after age 65, and are portable between jobs and/or health plans. On the contrary, HRA balances are owned by employers, are subject to employer-specific rules on qualified reimbursement, and are not portable when the employee leaves for another job. Because of this, we believe employees feel a “use or lose” incentive to spend down the HRA for current healthcare. Furthermore, HSA Plans are available in the individual market and state health exchanges, while HRA Plans are tied to an employer.

An HSA is managed by a trustee that is a bank, an insurance company, or non-bank such as HealthEquity specifically authorized by the U.S. Department of the Treasury as meeting certain ownership, capitalization, expertise and governance requirements. An HRA may be administered by any third-party administration, or TPA, firm. Most HSA trustees are not TPAs, and most TPAs are not HSA trustees. We are among only a few firms that are both qualified HSA trustees and TPAs able to administer HRAs on the same technology platform. The HSA market is highly fragmented with more than 2,200 entities providing HSAs, most of which are banks. The 20 largest HSA providers held an estimated 78% of all HSA assets in 2013. Growth in HSAs has been robust. In December 2013, there were 10.7 million HSAs, up 30% year-over-year, and $19.3 billion in total HSA assets up 25% year-over-year. This growth is projected to continue as HSAs are expected to reach $30 billion in assets held amongst almost 19 million accounts by the end of 2015, representing a compounded annual growth rate of 25% in assets and 33% in accounts.

We believe that PPACA implementation over the coming years will spur HSA Plan and HSA growth in several different ways.

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Individual and employer mandates, premium and out-of-pocket subsidies, and guaranteed issue and community rating provisions of PPACA are intended to expand coverage among 47 million uninsured Americans. The Congressional Budget Office estimates that approximately 25 million people will be eligible to purchase insurance through state exchanges by 2018, many of these people were previously uninsured.

•	We believe the PPACA’s state exchanges will legitimize private exchanges, where a high percentage of participants choose HSA Plans vs. traditional health plans.

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Implementation of the health plan Cadillac Tax will begin in 2018. Combined with other PPACA requirements, we believe this will drive employers towards HSA Plans over other options. According to a 2013 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc., 49% of employers are extremely or very likely to eventually offer only HDHPs.

•	A $2,500 per year cap, beginning in 2013, applies to employee contributions to FSAs, which may drive further interest in HSAs among employers and individual users of these legacy accounts.

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The additional Medicare tax on wages and self-employment income, net investment income tax and expiration of the 2003 and 2005 tax cuts all went into effect on January 1, 2013, increasing the value of the triple tax-advantaged status of HSAs.

We believe consumers in HSA Plans are highly motivated and are adopters of tools such as wellness incentives and cost transparency offered within our ecosystem. The majority of employers contribute to their employees’ HSAs. 71% of HSAs and similar plans received employer contributions in 2013, up from 65% in 2006. 26% of large employers with HDHPs coupled with an HSA or HRA tied a portion of their contributions to healthy behavior or participation in wellness programs in 2013, with another 29% planning to do so in the near future. Consumers in HSAs show strong interest in the price of care. 41% of consumers in HSA and similar plans tried to find the price of care before receiving healthcare services in 2013. They were 86% more likely to do so than consumers in traditional plans.

Government regulation

Our business is subject to extensive, complex and rapidly changing federal and state laws and regulations.

IRS regulations

We are subject to applicable IRS regulations, which lay the foundation for tax savings and eligible expenses under the HSAs, HRAs and FSAs we administer. The IRS issues guidance regarding these regulations regularly.

HIPAA, privacy and data security regulations

In connection with processing data on behalf of our members, we frequently undertake or are subject to specific compliance obligations under privacy and data security-related laws, including HIPAA, the Gramm-Leach-Bliley Act, and similar state laws governing the collection, use, protection and disclosure of nonpublic personally identifiable information.

HIPAA and its implementing regulations, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH, through its implementing regulations, makes certain of HIPAA’s privacy and security standards directly applicable to “business associates,” including HealthEquity. We are also contractually subject to various provisions of HIPAA and the HITECH Act via agreements we have entered into with our customers, or Business Associate Agreements. There are both civil and criminal penalties for violating HIPAA, which may be enforced by both the U.S. Department of Health and Human Services’ Office for Civil Rights and state attorneys general. Violations of HIPAA may also subject us to contractual ramifications including but not limiting to termination of the applicable Business Associate Agreement. We have developed policies and procedures, trained our employees, and entered into agreements with our clients as appropriate to comply with HIPAA.

We are also subject to various laws, rules and regulations related to privacy, information security and data protection promulgated under the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act guidelines require, among other things, that we develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any customer information at issue.

In addition to federal data privacy and security laws and regulations, there are a number of state laws governing confidentiality and security of personally identifiable information that are applicable to our business. We have taken steps to comply with personally identifiable information security requirements to which we are aware that we are subject.

ERISA

Our private-sector clients’ FSAs and HRAs are covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, which governs the structure of “employee benefits plans.” ERISA does not generally apply to HSAs. ERISA generally imposes extensive reporting requirements on employers, as well as an obligation to provide detailed disclosure to covered individuals, which includes both employees and beneficiaries. The Department of Labor can bring enforcement actions or assess penalties against employers for failing to comply with ERISA’s requirements. Participants may also file lawsuits against employers under ERISA.

Department of labor

The Department of Labor, or the DOL, is responsible for issuing guidance under any component plans that are subject to ERISA, including health FSAs and HRAs.

The DOL issues regulations, technical releases and other pieces of guidance that apply to employee benefit plans generally. In addition, in response to a request by an individual or an organization, the DOL’s Employee Benefits Security Administration may issue an advisory opinion that interprets and applies ERISA to a specific situation, including issues related to consumer-centric healthcare accounts.

Healthcare reform

In March 2010, the federal government enacted significant reforms to healthcare legislation through the PPACA and the Healthcare and Education Reconciliation Act of 2010. These laws amended various provisions in many federal laws, including the Internal Revenue Code of 1986, as amended, or the Code, and ERISA. These amendments include numerous coverage changes affecting group health plans, which now apply to insurers and governmental plans, as well as employer-sponsored health plans, including self-insured plans such as HRAs and health FSAs.

Investment Advisers Act of 1940

Our subsidiary HealthEquity Advisors, LLC is a registered investment advisor that provides web-only registered investment advisory services. As such, it must comply with the requirements of the Advisers Act, and related SEC regulations. Such requirements relate to, among other things, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Failure to comply with the Advisers Act or other federal and state securities and regulations could result in investigations, sanctions, profit disgorgement, fines or other similar consequences.

Intellectual property

Intellectual property is important to our success. We have registered our trademark “HealthEquity” with the U.S. Patent and Trademark Office and maintain trademark rights to the mark “Building Health Savings.”

We also rely on other forms of intellectual property rights and measures, including trade secrets, know-how and other unpatented proprietary processes, and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Employees

As of April 30, 2014, we had 381 team members, including 267 in service delivery, 48 in technology and development and 66 in sales, general and administrative. We consider our relationship with our employees to be good. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Facilities

Our principal executive offices are located in Draper, Utah, where we lease approximately 83,000 square feet of office space under a lease that expires on April 30, 2019. As of April 30, 2014, we also lease office space in Overland Park, Kansas under a lease that expires in March 2015 and lease additional space at data centers located in Draper, Utah and Austin, Texas, pursuant to leases expiring in June 2016 and May 2017, respectively. We believe that our current facilities are sufficient to meet our current needs.

Litigation

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table sets forth certain information regarding our executive officers and directors as of June 9, 2014:

Name	Age	Position

Jon Kessler	46	President, Chief Executive Officer and Director
Stephen D. Neeleman, M.D.	46	Founder and Vice Chairman
Darcy Mott	61	Executive Vice President and Chief Financial Officer
E. Craig Keohan	54	Executive Vice President of Sales and Marketing
Ashley Dreier	41	Executive Vice President, Chief Technology Officer and Chief Information Officer
Frank T. Medici	50	Director
Ian Sacks	43	Director
Thomas H. Ghegan	38	Director
Michael O. Leavitt	63	Director
Manu Rana	43	Director

Executive officers

Jon Kessler has served as our President and Chief Executive Officer since February 2014 and as a director since March 2009. From March 2009 through January 2014, he served as our Executive Chairman. Mr. Kessler has also served as the Chairman of Healthcharge Inc. since 2008. Prior to joining HealthEquity, Mr. Kessler founded WageWorks, Inc. (NYSE: WAGE), a provider of tax-advantaged programs for consumer-centric health, commuter and other employee spending account benefits, serving as Chief Executive Officer of that company from 2000 to 2007. Prior to founding WageWorks, Inc., Mr. Kessler was a benefits taxation specialist at Arthur Andersen, LLP and, prior to that, he was a senior economist in Washington, D.C. specializing in employee benefits and environmental taxation during the Clinton and Bush (Sr.) administrations. Mr. Kessler holds a B.A. from George Washington University in International Affairs and an M.P.P. from Harvard University’s John F. Kennedy School of Government. The board of directors believes that Mr. Kessler’s experience in the tax-advantaged consumer-benefits industry, his background as a chief executive officer, and his training as a tax specialist qualify him to serve on our board of directors.

Stephen D. Neeleman, M.D. founded HealthEquity in 2002 and has served as our Vice Chairman since February 2014, having previously served as our President and Chief Executive Officer from November 2002 through January 2014 and as a director since November 2002. Dr. Neeleman is a board certified general surgeon and has been practicing for the past 11 years, currently for Intermountain Healthcare at American Fork Hospital in Utah. Dr. Neeleman is the co-author of The Complete HSA Guidebook—How to Make Health Savings Accounts Work for You and a contributor to Dr. Clayton M. Christensen’s The Innovator’s Prescription—A Disruptive Solution for Health Care. While on faculty at the University of Arizona Department of Surgery, Dr. Neeleman lobbied the U.S. Congress for the initial passage of HSAs. Prior to attending medical school, Dr. Neeleman worked as a senior manager for Morris Air (later acquired by Southwest Airlines). He serves on the America’s Health Insurance Plans’ HSA Leadership Council. Dr. Neeleman holds a B.A. from Utah State University and an M.D. from the University of Utah, and completed his surgical residency at the University of Arizona. The board of directors believes that

Dr. Neeleman’s experience in the healthcare industry as a medical doctor, his expertise in the history, development and administration of HSAs, and his extensive knowledge of our company as its founder qualify him to serve on our board of directors.

Darcy Mott has served as our Executive Vice President and Chief Financial Officer since February 2007. From 1999 to 2004, Mr. Mott was Vice President, Treasurer and Chief Financial Officer at The Canopy Group, a technology investment company, where he was responsible for all finance operations and served on the board of directors of several portfolio companies, both public and private. Prior to joining The Canopy Group, Mr. Mott served for 12 years in various financial management positions at Novell, Inc., a networking software company. Prior to joining Novell, Inc., Mr. Mott worked as an accountant at Arthur Andersen & Co., serving a variety of public and private audit clients. Mr. Mott holds a B.S. in Accounting from Brigham Young University and is a Certified Public Accountant.

E. Craig Keohan has served as our Executive Vice President of Sales and Marketing since August 2011. Mr. Keohan previously served as President of First Horizon Msaver, an HSA administrator, from June 2005 until our acquisition of that company in August 2011. Prior to his tenure with First Horizon Msaver, Mr. Keohan was a Senior Vice President with Msaver Resources, LLC an MSA and HSA custodian and administrator. Mr. Keohan serves as Chairman Emeritus of the American Bankers Association HSA Council.

Ashley Dreier has served as our Executive Vice President, Chief Technology Officer and Chief Information Officer since February 2013. From May 2008 to February 2013, Ms. Dreier was Vice President of Product Development and Technology at Krames StayWell, a provider of interactive, print and mobile patient education solutions, consumer health information, and population health management communications in the United States. Prior to joining Krames StayWell, Ms. Dreier was the Director of Product Development at GE Capital, where she was responsible for development of software products associated with corporate purchasing and T&E credit cards. Ms. Dreier holds a B.S. in Accounting from the University of Utah and a M.S. in Information Systems from the University of Utah.

Non-employee directors

Frank T. Medici has served as a member of our board of directors since October 2006. Mr. Medici is the President of Berkley Capital LLC, an investment management unit of W.R. Berkley Corporation responsible for certain of the corporation’s private equity investments, having been appointed to that position in March 2006. Prior to joining Berkley Capital, LLC, Mr. Medici was a Managing Director in the financial institutions group, investment banking at Morgan Stanley & Co. and, prior to that, he was an attorney specializing in corporate law with the firm of LeBoeuf, Lamb, Greene & MacRae, LLP. Mr. Medici serves as a director for a number of private companies. Mr. Medici holds a B.S. in Engineering from the University of Connecticut and a B.A. in Liberal Arts from Fairfield University and both an M.B.A. and a J.D. from Fordham University. The board of directors believes that Mr. Medici’s extensive experience in finance, his service as a director for a number of other companies, and his knowledge of the capital markets and corporate governance qualifies him to serve as a member of our board of directors.

Ian Sacks has served as a member of our board of directors since April 2004. Mr. Sacks has been a Managing Director at TowerBrook Capital Partners L.P., an investment management firm, since 2004, where he focuses on healthcare and business services related investments. Mr. Sacks previously was a Management Partner with Soros Private Equity and, prior to joining that firm,

Mr. Sacks was Chairman and Chief Executive Officer of HelpCare. Mr. Sacks serves as a director for a number of private companies. Mr. Sacks holds a B.S. from Tufts University. The board of directors believes that Mr. Sacks’ extensive knowledge of our company gained from his long-term service on our board of directors as well as his business experience qualifies him to serve as a member of our board of directors.

Thomas H. Ghegan has served as a member of our board of directors since November 2013. Mr. Ghegan has been a Managing Director at Berkley Capital, LLC since September 2013. Prior to Berkley Capital, LLC, from July 2006 until September 2013, Mr. Ghegan was a Principal with Founders Equity, Inc., the private equity firm. Mr. Ghegan serves as a director for a number of private companies. Mr. Ghegan holds a B.S. in Commerce from the University of Virginia and an M.B.A. from Harvard Business School. The board of directors believes that Mr. Ghegan’s extensive experience as a private equity investor, his service as a director for a number of other companies, and his knowledge of the capital markets and corporate governance qualifies him to serve as a member of our board of directors.

Michael O. Leavitt has served as a member of our board of directors since 2010. Since April 2009, Mr. Leavitt has served as Chairman of Leavitt Partners, a private firm that advises people who invest in healthcare and food safety. From 2005 to 2009, Mr. Leavitt served as Secretary of the U.S. Department of Health and Human Services in the administration of President George W. Bush and, from 2003 to 2005, he was Administrator of the Environmental Protection Agency. Mr. Leavitt served as the Governor of the State of Utah from 1993 to 2003. Mr. Leavitt serves as a director for Medtronic Inc. (NYSE: MDT) as well as for a number of private companies. Mr. Leavitt holds a B.S. in Economics and Business from Southern Utah University. The board of directors believes that Mr. Leavitt’s political and business experience, including his tenure as head of the U.S. Department of Health and Human Services, qualifies him to serve as a member of our board of directors.

Manu Rana has served as a member of our board of directors since August 2011. Since March 2013, Mr. Rana has been a Partner at Napier Park Global Capital LLC, an alternative asset manager spun out of Citigroup, Inc. in March 2013, and co-heads the firm’s Financial Partners investment program. From July 2007 to March 2013, Mr. Rana was a Managing Director and portfolio manager at Citi Capital Advisors LLC, an alternative asset manager affiliated with Citigroup, Inc., and was previously a Managing Director at Old Lane LP, an alternative asset manager acquired by Citigroup, Inc. in 2007. Mr. Rana came to Old Lane LP from Lazard Alternative Investments LLC, and had various principal and advisory roles at Lazard Freres & Co. LLC and its affiliates from 1994 to 2007. Mr. Rana serves as a director for a number of private financial services and financial technology companies. Mr. Rana holds a B.A. in Economics from Columbia University. The board of directors believes that Mr. Rana’s extensive experience in alternative asset management, the financial and technology sector, capital markets and corporate governance qualifies him to serve as a member of our board of directors.

Composition of the board of directors

Composition

Our business and affairs are managed under the direction of our board of directors. We currently have seven directors. Our directors were elected pursuant to the terms of our Fourth Amended and Restated Certificate of Incorporation, as amended, and bylaws and our Stockholders Agreement. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Pursuant to our Stockholders Agreement, our board of directors must consist of eight members, or such other number as our board of directors may from time to time establish. Throughout the term of our Stockholders Agreement, which will expire upon the completion of this offering, (i) the holders of a majority of our outstanding shares of series C redeemable convertible preferred stock have the right to appoint three representatives to our board of directors (the “Series C Directors”), whose current designees are Frank T. Medici, Jon Kessler and Thomas H. Ghegan, (ii) Financial Partners Fund I, L.P., or FPF, one of our significant stockholders, has the right to appoint one representative to our board of directors (the “FPF Director”), whose current designee is Manu Rana, (iii) the holders of a majority of our outstanding shares of capital stock held by certain of our other stockholders identified in our Stockholders Agreement (other than the holders of our outstanding shares of series C redeemable convertible preferred stock and series D-3 redeemable convertible preferred stock) have the right to appoint two representatives to our board of directors, whose current designee is Ian Sacks and one vacancy, (iv) one director satisfying certain independence criteria set forth in our Stockholders Agreement must be appointed by a majority of the members of our board of directors who are not Series C Directors or the FPF Director, such director currently being Michael O. Leavitt, and (iv) one director must be an executive officer of the Company, such director currently being Dr. Stephen D. Neeleman.

Following the completion of this offering, the agreements with respect to the appointment of our directors summarized in the immediately preceding paragraph will terminate and our board of directors will consist of eight directors, six of whom will be independent, and will be elected pursuant to the terms of our bylaws that will be adopted in connection with the offering.

Background and experience of directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director independence

We have applied to list our common stock on the NASDAQ Global Select Market. Under the rules of NASDAQ, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of NASDAQ, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of NASDAQ and the SEC. Applying these standards, our board of directors has affirmatively determined that each of our current directors is an independent director, with the exception of Jon Kessler, our President and Chief Executive Officer, and Dr. Stephen D. Neeleman, our Founder and Vice Chairman. For additional information, see “Certain relationships and related party transactions.”

Board committees

The board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the board committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit committee

The Audit Committee is currently comprised of Ian Sacks and Thomas H. Ghegan. The Audit Committee has the responsibility for, among other things, assisting the board of directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors’ qualifications, independence and compensation, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements.

Upon completion of this offering, the Audit Committee will consist of                 ,                  and                 , all of whom will be independent directors.                  has been identified as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC and                  and will be designated as the “audit committee financial expert.” The Audit Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NASDAQ. Upon closing of this offering, the charter of the Audit Committee will be available on our website.

Compensation committee

The Compensation Committee is currently comprised of Frank T. Medici and Ian Sacks. Among other things, the Compensation Committee is responsible for determining the compensation of our executive officers, reviewing our executive compensation policies and plans, administering and implementing our equity compensation plans, and preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Upon completion of this offering, the Compensation Committee will consist of                 ,                 and                 , all of whom will be independent directors. The Compensation Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NASDAQ. Upon closing of this offering, the charter of the Compensation Committee will be available on our website.

Nominating and corporate governance committee

The Nominating and Corporate Governance Committee is currently comprised of Frank T. Medici, Manu Rana and Ian Sacks. Specific responsibilities of our Nominating and Corporate Governance Committee include, among other things: reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors; reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors; overseeing our board of directors’ performance and self-evaluation process; reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and developing and reviewing a set of corporate governance principles for our company.

Upon completion of this offering, the Nominating and Corporate Governance Committee will consist of                 ,                  and                 , all of whom will be independent directors. The Nominating and Corporate Governance Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NASDAQ. Upon closing of this offering, the charter of the Nominating and Corporate Governance Committee will be available on our website.

Compensation committee interlocks and insider participations

Upon completion of this offering, none of the members of our Compensation Committee will be, or will have at any time during the past year been, one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Director compensation

We did not pay our directors cash compensation in 2013; however, we granted our non-employee directors options to purchase our common stock and we reimburse our directors for their expenses incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors. See “Director remuneration.”

Executive compensation

Compensation of the named executive officers

The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of our executive officers during the year ended January 31, 2014. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our two other most highly compensated executive officers. Throughout this prospectus, these three officers are referred to as our “named executive officers.”

The compensation reported in the summary compensation table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly-traded company and the compensation program following this offering could vary significantly from our historical practices.

Summary compensation table

Name and principal position(1)	Year- end(2)	Salary(3) ($)	Bonus(4) ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation(5) ($)	Total ($)
Jon Kessler	2014	275,172	156,250	—	—	—	—	48,000	479,422
President & Chief Executive Officer

E. Craig Keohan	2014	218,000	125,000	—	—	—	—	—	343,000
Executive Vice President of Sales & Marketing

Stephen D. Neeleman, M.D.	2014	200,000	106,250	—	—	—	—	3,850	310,100
Founder and Vice Chairman

(1)	The positions for each named executive officer are the positions held on March 31, 2014. Mr. Kessler has served as our President and Chief Executive Officer since February 2014 and as a director since March 2009. From 2009 through January 2014, Mr. Kessler served only as our Executive Chairman. Dr. Neeleman has served as the Vice Chairman of our board of directors since February 2014, having previously served as our President and Chief Executive Officer from November 2002 through January 2014 and as a director since November 2002.

(2)	Our fiscal year ends on January 31st.

(3)	The amount reported in this column for Mr. Kessler is paid to Healthcharge Inc. pursuant to an independent contractor agreement and not directly to Mr. Kessler. Mr. Kessler is compensated for his services to the company by Healthcharge Inc.; however, we do not participate in that determination and the actual amount of compensation received by Mr. Kessler is determined by Healthcharge Inc. without our knowledge.

(4)	The amounts reported in this column represent the bonuses paid to our named executive officers pursuant to the HealthEquity Executive Bonus Plan. These amounts were paid in April 2014. For additional information, please see “—Compensation of named executive officers—Annual bonus plan” below.

(5)	The amounts reported in this column include the cost of perquisites and other benefits received by our named executive officers:

•	Mr. Kessler: The amount reported represents a housing allowance.

•	Dr. Neeleman: The amount reported represents the employer matching contributions made to our 401(k) plan in 2013.

Narrative to summary compensation table

Executive employment and consulting arrangements

Certain of the compensation paid to the named executive officers reflected in the summary compensation table is provided pursuant to employment arrangements and independent contractor agreements with us, which are summarized below. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, please see “—Potential payments upon termination or change in control” below.

Jon Kessler.    Mr. Kessler began to serve as our President and Chief Executive Officer in February of 2014 and has served as a director since March 2009. From March 2009 through January 2014, he served as our Executive Chairman. Mr. Kessler served as our Executive Chairman during the year ended January 31, 2014 as an independent contractor pursuant to an independent contractor agreement between the Company, Mr. Kessler and Healthcharge Inc., dated March 10, 2009, as amended in November 2009. Pursuant to the independent contractor agreement, Healthcharge Inc. is entitled to a service fee equal to $323,172 per year (which represents a service fee of $275,172 and a housing allowance for Mr. Kessler of $48,000) and additional compensation as a bonus at the discretion of the Company. Healthcharge Inc. was eligible to earn a target bonus of up to $125,000 and a stretch bonus of up to $31,250 for the year ended January 31, 2014, as described further under “—Annual bonus plan” below.

E. Craig Keohan.    Mr. Keohan is party to an employment agreement, dated August 11, 2011 pursuant to which he is entitled to an annual base salary of $218,000 and is eligible to earn a target annual bonus of up to $100,000 per year, contingent on the achievement of certain company objectives and personal goals. Mr. Keohan was eligible to earn a target bonus of up to $100,000 and a stretch bonus of up to $25,000 for the year ended January 31, 2014, as described further under “—Annual bonus plan” below. Mr. Keohan’s employment agreement will expire on August 11, 2014.

Stephen D. Neeleman, M.D.    Dr. Neeleman began to serve as the Vice Chairman of our board of directors in February of 2014 and previously served as our President and Chief Executive Officer from November 2002 through January 2014. Dr. Neeleman is party to a letter agreement with us, dated May 1, 2009 which provides that Dr. Neeleman will devote substantially all of his business time to us, but may also actively practice medicine for up to one day per week. Dr. Neeleman is entitled to a base salary equal to $200,000 per year. Dr. Neeleman was eligible to earn a target bonus of up to $85,000 and a stretch bonus of up to $21,250 for the year ended January 31, 2014, as described further under “—Annual bonus plan” below.

Post-IPO employment agreements.    In connection with this offering, Mr. Kessler and Dr. Neeleman have each entered into a new employment agreement with us and/or our affiliates effective upon the offering. These new employment agreements will replace and supersede each of Mr. Kessler and Dr. Neeleman’s current employment agreements with us and/or our affiliates described above. The employment agreements will have an indefinite term, commencing on the day immediately prior to the offering and ending upon a termination of an executive’s employment by the company or the executive for any reason.

Pursuant to their new employment agreements, Mr. Kessler and Dr. Neeleman will be entitled to annual base salaries of not less than $400,000 and $300,000, respectively, and will also be eligible to receive an annual bonus based upon the achievement of corporate and individual performance objectives. Each of Mr. Kessler and Dr. Neeleman will be entitled to a target annual bonus equal to 75% and 75% of their annual base salaries, respectively.

For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the employment arrangements at or following this offering, please see “— Potential Payments upon termination or change in control” below.

Annual bonus plan

Certain executives designated by the Company were eligible to participate in the HealthEquity Executive Bonus Plan for the year ended January 31, 2014, or the Executive Bonus Plan, pursuant to which such executives were eligible to receive a bonus with respect to the year ended January 31, 2014 provided they remained employed with us through January 31, 2014. An employee’s target bonus was equal to a specified percentage of his base salary, and the actual bonus paid was based on the achievement of certain objectives set forth in the operating plan for the year approved by the board of directors and individual and team goals. Bonus payments earned under the Executive Bonus Plan were paid in April 2014 after our financial statements for the year ended January 31, 2014 were complete.

For the year ended January 31, 2014, our operating objectives were given a weighting of 25% and individual and team goals were given a weighting of 75%. If all of our operating objectives are achieved, the executive bonus pool was 100% funded. The failure to meet any one of the operating objectives would have resulted in the executive bonus pool not being funded. Our 2014 operating objectives were based on revenue, earnings before interest, taxes, depreciation, and amortization and assets under management at the end of the fiscal year.

The table below shows the operating objectives for the year ended January 31, 2014:

Operating objective	Target achievement level ($)	Actual achievement level ($)
Revenue	57.7 million	62.0 million
Adjusted EBITDA(1)	14.1 million	15.8 million
AUM(2)	1,482.2 million	1,625.0 million

(1)	See “Selected consolidated financial and other data—Non-GAAP financial measures” for more information as to how we define and calculate Adjusted EBITDA and for a reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA.

(2)	See “Management’s discussion and analysis of financial condition and results of operations—Key financial and operating metrics—Assets under management” for more information as to how we define AUM.

Based on the actual level of achievement of our 2014 operating objectives, the executive bonus pool was funded at 100%.

Our 2014 individual and team goals were based on whether the executive’s department satisfied the performance goals and objectives established by the executive and how much the executive contributed to the success of that department’s performance. For Messrs. Kessler and Neeleman, individual and whole-organization success were intertwined. Thus, individual performance was assessed based on factors including our revenue and Adjusted EBITDA during the period, the number of our HSA Members and AUM at the end of the period as compared to the end of the prior period, and our unit profitability, expressed as Adjusted EBITDA per custodial account per month. For Mr. Keohan, individual performance was assessed based on factors including the number of new HSA Members added during the period. The assessment is inherently subjective and was made by the President and Chief Executive Officer and/or the Compensation Committee at their sole discretion. As a result, an executive’s actual bonus may be less than the executive’s target bonus.

In addition, if we meet our operating objectives, an executive may receive an additional stretch bonus equal to 25% of any bonus actually earned under the Executive Bonus Plan. For the year ended January 31, 2014, the stretch goal was based on earnings before interest, taxes, depreciation, and amortization per account per month. If the stretch goal is not satisfied, no stretch bonus is payable. For the year ended January 31, 2014, the target earnings before interest, taxes, depreciation, and amortization per custodial account per month was $1.70. Based on our actual 2014 achievement of earnings before interest, taxes, depreciation, and amortization per custodial account per month of $1.76, the stretch bonus was also funded at 100%.

For the year ended January 31, 2014, Mr. Kessler was eligible to earn a target bonus under the Executive Bonus Plan equal to 50% of his base compensation (which is deemed to be $250,000 for purposes of the Executive Bonus Plan, not his actual base service fee for the year ended January 31, 2014), or $125,000, plus an additional stretch bonus equal to 25% of the actual bonus earned. Messrs. Keohan and Neeleman were each eligible to earn a target bonus under the Executive Bonus Plan equal to 42.5% and 45.9% of base compensation, respectively, plus an additional stretch bonus equal to 25% of the actual bonus earned, for the year ended January 31, 2014.

Stock plans, health and welfare plans, and retirement plans

Stock plan.    We currently provide grants of equity based awards to eligible service providers under our 2014 Equity Incentive Plan. For a summary of the principal features of our 2014 Equity Incentive Plan, see “—Additional incentive compensation plans and awards—2014 equity incentive plan” below. None of our named executive officers received a grant of equity based awards during the year ended January 31, 2014.

Health and welfare plans.    Mr. Kessler and Mr. Keohan are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, health savings account and accidental death and dismemberment benefit plans, in each case on the same basis as all of our other employees. Mr. Kessler is not eligible to participate in our benefit plans because he currently serves as an independent contractor. In connection with the consummation of this offering, Mr. Kessler will no longer serve as an independent contractor and will be eligible to participate in our employee benefits plan on the same basis as all of our other employees.

Post- IPO Employment Agreements.    In connection with the consummation of this offering, each of Mr. Kessler and Dr. Neeleman have entered into a new employment agreement with us and/or our affiliates effective upon the offering. These employment agreements will provide for certain payments to be made in connection with certain terminations of employment.

Upon a termination of Mr. Kessler or Dr. Neeleman’s employment by us without “cause” (as defined in the applicable employment agreement) or by Mr. Kessler or Dr. Neeleman for “good reason” (as defined in the applicable employment agreement), in addition to any accrued or earned but unpaid amounts, subject to the execution of a general release of claims in favor of the Company and its affiliates, the executive would be entitled to (i) continued payment of his then current annual base salary for 12 months following the termination date; (ii) subject to the achievement of the applicable performance conditions for such year, his annual bonus for the year in which the termination date occurs, pro-rated based on the number of days which elapsed in the applicable fiscal year through the date of termination, payable at such time annual bonuses are paid to our other senior executive officers; (iii) with respect to any stock options held by the executive as of the date of executive’s termination, to exercise such options until the earlier to occur of (a) the expiration date of such stock option and (b) the 12 month anniversary of the termination date, and (iv) subject to executive’s election of COBRA continuation coverage, provided executive does not become eligible to receive comparable health benefits through a new employer, a monthly cash payment equal to the monthly COBRA premium cost for current coverage for the 12 month period following the date of termination. In addition, upon a termination of Mr. Kessler or Dr. Neeleman’s employment due to death or disability, in addition to any accrued or earned but unpaid amounts, the executive (or the executive’s estate or beneficiaries, as the case may be) would be entitled to, subject to the achievement of the applicable performance conditions for such year, his annual bonus for the year in which the termination date occurs, pro-rated based on the number of days which elapsed in the applicable fiscal year through the date of termination, payable at such time annual bonuses are paid to our other senior executive officers.

Each of Mr. Kessler and Dr. Neeleman’s employment agreements will subject each executive to customary confidentiality restrictions that apply during his employment and indefinitely thereafter, and provide that during the executive’s employment, and for a period of 12-months thereafter (24-months in the event of a termination of the executive’s employment by the company for cause, due to disability or by the executive without good reason), each executive will be subject to a non-competition covenant. In addition, during each executive’s employment and for a period of 24-months thereafter, each executive will be subject to a non-interference covenant. Generally, the non-competition covenant prevents the executive from engaging in consumer health care related businesses, including the business of acting as custodian or administrator for medical payment reimbursement accounts, including, but not limited to, health savings accounts, flexible spending accounts and health reimbursement accounts or any other business activities in which we or any of our affiliates are engaged (or has committed plans to engage) during executive’s employment, and the non-interference covenant prevents the executive from soliciting or hiring our employees or those of our affiliates and from soliciting or inducing any of our customers, suppliers, licensees, or other business relations or those of our affiliates, to cease doing business without us, or reduce the amount of business conducted with, us or our affiliates, or in any manner interfering with our relationship with such parties.

401(k) retirement plan.    We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following their respective dates of hire. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee and employer contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Pre-tax contributions by participants and contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and all contributions are generally deductible by us when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee is 100% vested in his or her pre-tax deferrals when contributed and vests in employer contributions at a rate of 25% for each year of employment. The plan provides for a discretionary employer matching contribution and, for the year ended January 31, 2014, we made a contribution equal to 50% of a participant’s 401(k) contributions, up to 4% of the participant’s compensation.

Outstanding equity awards

The following table sets forth the outstanding equity awards to acquire shares of our common stock held by each of our named executive officers as of January 31, 2014.

		Option awards					Stock awards
Name	Grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable(1) (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options(2) (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Jon Kessler	3/26/09	400,000	—	—	1.10	3/26/19	—	—	—	—
	9/18/09	700,000	—	—	1.10	9/18/19	—	—	—	—
	9/18/09	70,000	—	—	1.10	9/18/19	—	—	—	—
	8/8/11	—	—	500,000	2.25	8/8/21	—	—	—	—
E. Craig Keohan	10/25/11	—	—	150,000	2.25	10/25/21	—	—	—	—
	10/25/11	25,000	25,000	—	2.25	10/25/21	—	—	—	—
Stephen D. Neeleman, M.D.	8/8/11	—	—	350,000	2.25	8/8/21	—	—	—	—

(1)	The stock options reported in this column vest in four equal installments on each of the first four anniversaries of the grant date, subject to the executive’s continued employment or service through the vesting date.

(2)	The stock options reported in this column vest and become exercisable immediately prior to either: (i) an underwritten public offering of the Company’s securities; or (ii) the consummation of a “liquidity event” that results in a per share price on a fully diluted basis of at least $5.00. For purposes of these grants, a “liquidity event” is defined as (a) the closing of a sale, transfer, exclusive license or other disposition of all or substantially all of our assets, (b) our merger or consolidation into another entity (except where holders of our securities immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of our securities or of the surviving or acquiring entity), or (c) the transfer, in one transaction or series of related transactions, of our securities to a person or group of affiliated persons of our securities if, after such closing, such person or group of affiliated persons would hold 50% or more of our outstanding voting stock.

Potential payments upon termination or change in control

The following summaries describe the potential payments and benefits that we would provide to our named executive officers in connection with a termination of employment and/or a change in control.

Severance benefits

The employment and consulting agreements we have entered into with Healthcharge Inc. and Messrs. Keohan and Neeleman provide for certain payments to be made in connection with certain terminations of service. In the absence of an employment, severance or other agreement, we do not offer or have in place for our named executive officers any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control (other than our contributory defined contribution plan). Under certain circumstances, a named executive officer without an employment, severance or other agreement may be offered severance benefits to be negotiated at the time of termination.

Jon Kessler.    If Mr. Kessler’s engagement is terminated by us other than for a breach, Healthcharge Inc. would be entitled to a severance payment equal to $250,000, payable in 12 equal monthly installments. Our independent contractor agreement with Healthcharge Inc. subjects Mr. Kessler to customary confidentiality restrictions that apply while he is retained by us and indefinitely thereafter, and provides that while providing services for us and for a period of one-year thereafter, he will be subject to a non-solicit of our employees and customers. In addition, Mr. Kessler is subject to a non-compete while providing services for us and for one year following the termination of the independent contractor agreement (other than due to a breach by us). The independent contractor agreement also includes a mutual non-disparagement provision.

E. Craig Keohan.    If Mr. Keohan’s employment is terminated by us other than for “cause” (as defined in his employment agreement), he would be entitled to receive a severance payment equal to $216,000, payable in 12 equal monthly installments, and a lump sum payment equal to the cost of COBRA premiums for 12 months. Mr. Keohan’s employment agreement subjects him to customary confidentiality restrictions that apply during his employment and indefinitely thereafter. In addition, Mr. Keohan is subject to a non-compete and non-solicit of our customers and employees during his employment with us and for one year thereafter.

Stephen D. Neeleman, M.D.    If Dr. Neeleman’s employment is terminated by us other than for “cause” (as defined in his employment agreement), and he continues to be available to provide, at our request, at least 12 days of service per month, he would be entitled to receive severance payments equal to continued payment of his base salary and would be eligible to participate in any executive bonus program established by us. We may terminate such post-termination service relationship at any time, and in such event, Dr. Neeleman would be entitled to receive severance payments equal to continued payment of base salary and continued participation in our executive bonus program until the later of (i) the six-month anniversary of when the post-termination service relationship is terminated by us, or (ii) the 12-month anniversary of the date Dr. Neeleman’s employment with us is terminated. While Dr. Neeleman is receiving any severance payments, he would also be entitled to participate in our employee benefit plans. In addition, while receiving severance benefits, Dr. Neeleman would be subject to a non-compete and non-solicit of our customers and employees.

Vesting of outstanding equity awards

Treatment of options under our 2009 plan, 2006 plan, 2005 plan and 2003 plan.    We maintain the 2009 Plan, the 2006 Plan, the 2005 Plan, and the 2003 Plan, each as described further under “—Additional incentive compensation plans and awards—Equity incentive plans” below. Each plan provides that unless the applicable award agreement provides otherwise, (i) upon a change in control that involves an initial public offering of our stock, 50% of all shares underlying outstanding awards will become vested (100% for options granted under the 2003 Plan and 2005 Plan) and (ii) upon the occurrence of any other change in control, 100% of all shares underlying outstanding awards will become vested. In addition, each plan provides that all outstanding options under the plans will become exercisable if (i) there is a change in control, (ii) the outstanding options do not remain outstanding following such change in control, (iii) the outstanding options are not assumed by the surviving corporation or parent, and (iv) the surviving corporation or its parent does not substitute the options for new options with substantially the same terms as the terminated options. For purposes of each plan, a “change in control” generally means (i) a merger, consolidation or other reorganization in which securities representing more than 50% of the total voting power of our outstanding securities are beneficially owned, directly or indirectly, by a person or persons different from the person or persons who beneficially owned those securities immediately before such transaction, or (ii) a sale, transfer or other disposition of all or substantially all of our assets.

Treatment of awards under our 2014 plan.    For a description of treatment of outstanding stock awards upon a change in control under the 2014 Plan, please see “—Additional incentive compensation plans and awards—2014 equity incentive plan” below.

Additional incentive compensation plans and awards

Equity incentive plans

We currently maintain the 2014 Plan pursuant to which we may grant various forms of equity compensation to our employees, including officers, non-employee directors and consultants of the Company and our affiliates. We historically granted options to employees under the 2003 Stock Plan, the 2005 Stock Plan, the 2006 Stock Plan and the 2009 Stock Plan, but no additional awards will be made under the plans. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2003 stock plan.    Our board of directors approved our 2003 Stock Plan, or 2003 Plan, which became effective December 31, 2003. The 2003 Plan provides for the award or sale of our common stock and for the grant of incentive stock options, or ISOs, and nonstatutory stock options, or NSOs, to employees, including officers, and directors. ISOs may be granted only to employees. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2003 Plan. Subject to the terms of the 2003 Plan, our board of directors or an authorized committee thereof, referred to herein as the plan administrator, determines recipients, dates of grant, the number and types of awards to be granted and the terms and conditions of the awards, including any applicable vesting schedule. Awards under the 2003 Plan are granted pursuant to award agreements adopted by the plan administrator. The aggregate number of shares of our common stock that could be issued pursuant to awards under the 2003 Plan was 600,000, of which, as of March 31, 2014, 370,750 shares of common stock were issued and outstanding pursuant to options granted under the plan that had been exercised, 223,000 shares of common stock were subject to outstanding awards and 6,250 shares of common stock were no longer issuable. The 2003 Plan expired on December 31, 2013, although awards made under the plan remain outstanding.

2005 stock plan.    Our board of directors approved our 2005 Stock Plan, or 2005 Plan, which became effective March 1, 2005. The 2005 Plan provides for the award or sale of our common stock and for the grant of ISOs and NSOs to employees, including officers, and directors. ISOs may be granted only to employees. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2005 Plan. Subject to the terms of the 2005 Plan, our board of directors or an authorized committee thereof, referred to herein as the plan administrator, determines recipients, dates of grant, the number of and types of awards to be granted and the terms and conditions of the awards made, including any applicable vesting schedule. Awards under the 2005 Plan are granted pursuant to award agreements adopted by the plan administrator. The aggregate number of shares of our common stock that could be issued pursuant to awards under the 2005 Plan was 1,000,000, of which, as of March 31, 2014, 66,375 shares of common stock were issued and outstanding pursuant to options granted under the plan that had been exercised, 919,750 shares of common stock were subject to outstanding awards and 13,875 shares of common stock were no longer issuable.

2006 stock plan.    Our board of directors and stockholders approved our 2006 Stock Plan, or 2006 Plan, which became effective September 1, 2006. The 2006 Plan provides for the award or sale of our common stock and for the grant of ISOs and NSOs to employees, including officers, and directors. ISOs may be granted only to employees. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2006 Plan. Subject to the terms of the 2006 Plan, our board of directors or an authorized committee thereof, referred to herein as the plan administrator, determines recipients, dates of grant, the number of and types of awards to be granted and the terms and conditions of the awards made, including any applicable vesting schedule. Awards under the 2006 Plan are granted pursuant to award agreements adopted by the plan administrator. The aggregate number of shares of our common stock that could be issued pursuant to awards under the 2006 Plan was 954,500, of which, as of March 31, 2014, 150,000 shares of common stock were issued and outstanding pursuant to options granted under the plan that had been exercised, 804,000 shares of common stock were subject to outstanding awards and 500 shares of common stock were no longer issuable.

2009 stock plan.    Our board of directors approved our 2009 Stock Plan, or 2009 Plan, which became effective March 26, 2009 and was subsequently amended on May 9, 2013. The 2009 Plan provides for the award or sale of our common stock and for the grant of NSOs to employees, including officers, and directors. ISOs may not be granted under the 2009 Plan. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2009 Plan. Subject to the terms of the 2009 Plan, our board of directors or an authorized committee thereof, referred to herein as the plan administrator, determines recipients, dates of grant, the number of and types of awards to be granted and the terms and conditions of the awards, including any applicable vesting schedule. Awards under the 2009 Plan are granted pursuant to award agreements adopted by the plan administrator. The aggregate number of shares of our common stock that could be issued pursuant to awards under the 2009 Plan was 3,365,000, of which, as of March 31, 2014, 10,875 shares of common stock were issued and outstanding pursuant to options granted under the plan that had been exercised, 3,217,925 shares of common stock were subject to outstanding awards and 136,200 shares of common stock were no longer issuable.

Changes to capital structure; corporate transaction and amendment and termination.    Pursuant to each of the 2003 Plan, 2005 Plan, 2006 Plan and 2009 Plan, in the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustment will be made to (1) the number of shares of common stock covered by each outstanding award and (2) the exercise price of each outstanding option.

In addition, in the event of certain specified significant corporate transactions, such as a merger or consolidation, outstanding awards will be subject to the agreement of merger or consolidation and such agreement may, without the award holder’s consent, provide for (1) the continuation, assumption or substitution of outstanding awards by the surviving entity, or its parent company, or (2) the cancellation of outstanding awards without payment of any consideration.

Our board of directors may amend, suspend, or terminate each of the 2003 Plan, 2005 Plan, 2006 Plan and 2009 Plan at any time and for any reason.

2014 equity incentive plan.    Our board of directors adopted the 2014 Equity Incentive Plan, or the 2014 Plan, on January 30, 2014. Upon the adoption of the 2014 Plan, no further grants were to be made under any other stock incentive plans maintained by us, including, but not limited to, the 2009 Plan, the 2006 Plan, the 2005 Plan, the 2003 Plan and the 2003 Director Plan. In connection with this offering, we intend to amend and restate, and we expect our stockholders to approve, the 2014 Plan.

Stock awards.    The 2014 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2014 Plan provides for the grant of performance-based cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share reserve.    Initially, the aggregate number of shares of our common stock that could be issued pursuant to stock awards under the 2014 Plan after the 2014 Plan became effective was 600,000 shares. The number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on February 1 of each year following the effective date of this offering and continuing through and including February 1, 2023, by     % of the total number of shares of our capital stock outstanding on January 31 of the preceding fiscal year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 Plan is      shares.

If a stock award granted under the 2014 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award will become available for subsequent issuance under the 2014 Plan. In addition, the following types of shares of our common stock under the 2014 Plan may become available for the grant of new stock awards under the 2014 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2014 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of March 31, 2014, 146,500 shares of common stock were subject to outstanding awards under the 2014 Plan and 453,500 shares of our common stock remain issuable under the 2014 Plan.

Non-employee director limits.    The maximum number of shares of our common stock subject to stock awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $     in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes and excluding, for this purpose, the value of any dividend equivalent payments paid pursuant to any stock award granted in a previous fiscal year).

Section 162(m) limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than      shares of our common stock (subject to adjustment to reflect any split of our common stock) under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than      shares of our common stock (subject to adjustment to reflect any split of our common stock) or a performance cash award having a maximum value in excess of $     under our 2014 Plan.

These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2014 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

Subject to the terms of our 2014 Plan, the plan administrator has the authority to amend the terms of any outstanding awards, provided that if a participant’s rights under an outstanding award are being impaired by any such amendment, the consent of any adversely affected participant is required.

Stock options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax limitations on incentive stock options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted stock unit awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2014 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards.    The 2014 Plan permits the grant of performance-based stock and cash awards. We believe our 2014 Plan permits the grant of performance-based stock and cash awards that are not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. However, we retain the discretion to grant awards under the 2014 Plan that may not qualify for full deductibility. Our compensation committee may establish performance goals by selecting from one or more performance criteria, including: (1) earnings before interest, taxes, depreciation and amortization; (2) total stockholder return; (3) return on equity or average stockholders’ equity; (4) return on assets, investment, or capital employed; (5) stock price; (6) income (before or after taxes); (7) operating income; (8) pre-tax profit; (9) operating cash flow; sales or revenue targets; (10) increases in revenue or product revenue; (11) expenses and cost reduction goals; (12) improvement in or attainment of working capital levels; (13) implementation or completion of projects or processes; (14) employee retention; (15) stockholders’ equity; (16) capital expenditures; (17) operating profit or net operating profit; (18) growth of net income or operating income; (19) budget management; (20) assets under management; (21) number of HSA Members; and (22) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, to the extent necessary or advisable to prevent substantial dilution or enlargement of benefits or potential benefits under the 2014 Plan, as determined by the Board, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards, and (5) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 Plan pursuant to Section 162(m) of the Code). In addition, the Board may provide a cash bonus instead of an adjustment if it determines that such a bonus is appropriate.

Corporate transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2014 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2014 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (3) our complete dissolution or liquidation, except a dissolution into a parent company; (4) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets; or (5) individuals who on the date we adopted the plan are members of our board of directors cease for any reason to constitute at least a majority of the members of our board of directors, unless such appointment or election of new board members was approved by a majority of the members of the incumbent board then still in office.

Amendment and termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No awards may be granted after the tenth anniversary of the offering.

Equity awards pursuant to the 2014 Plan.    In connection with the consummation of this offering, we expect to grant          to members of management, including each of our named executive officers, under the 2014 Plan, which is described above.

Director remuneration

For the year ended January 31, 2014, members of our board of directors received no cash compensation for services rendered as such members. Members of our board of directors who are not our employees received options to purchase our common stock pursuant to the 2003 Director Stock Plan, described further below under “—2003 director stock plan.”

Upon completion of this offering, our board of directors will establish a compensation program for our non-employee directors.

All other compensation

We also reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors.

Director remuneration

The following table sets forth information concerning director compensation paid during the year ended January 31, 2014.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards(1)(2) ($)	All Other compensation ($)	Total ($)

Thomas H. Ghegan(3)	—	—	3,190	—	3,190
Michael O. Leavitt(4)	—	—	3,190	—	3,190
Frank T. Medici(3)	—	—	3,190	—	3,190
Manu Rana	—	—	3,190	—	3,190
Ian Sacks	—	—	3,190	—	3,190
Kenneth Woolley(5)	—	—	3,190	—	3,190

(1)	The amounts reported in this column represent the aggregate grant date value of the stock options, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”), disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The grant date value is calculated by multiplying the Black-Scholes value by the number of shares subject to a stock option. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used to calculate these values.

(2)	The table below shows the aggregate number of option awards outstanding for each non-employee director as of January 31, 2014.

Name	Aggregate option awards outstanding as of January 31, 2014 (#)

Thomas H. Ghegan(3)	105,000
Michael O. Leavitt(4)	60,000
Frank T. Medici(3)	105,000
Manu Rana	37,500
Ian Sacks	135,000
Kenneth Woolley(5)	135,000

(3)	These stock option grants were made to Berkley Capital Investors, L.P., one of our significant stockholders, with whom Messrs. Medici and Ghegan are affiliated. All of the outstanding stock options reflected in the table in footnote 2, above, for Messrs. Medici and Ghegan are held by Berkley Capital Investors, L.P.

(4)	This stock option grant was made to Leavitt Partners, LLC. 50% of the outstanding stock options reflected in the table in footnote 2, above, for Gov. Leavitt are held by Leavitt Partners, LLC. In addition to the stock options reflected in the table in footnote 2, above, granted to Gov. Leavitt and Leavitt Partners, LLC for directorship services, Leavitt Partners, LLC was granted 325,000 stock options on April 15, 2010 in connection with consulting services provided for us.

(5)	Mr. Woolley resigned from his directorship, effective February 28, 2014. Mr. Woolley’s outstanding stock options are exercisable for a period of three months following his resignation.

2003 director stock plan.

Our board of directors and stockholders approved our 2003 Director Stock Plan, or 2003 Director Plan, which became effective on December 31, 2003 and was subsequently amended on May 9, 2013. The plan provided for the direct award or sale of our common stock and for the grant of nonstatutory stock options, or NSOs, to members of our board of directors, however we intend to make grants of stock awards to our board of directors only under the 2014 Plan going forward.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2003 Director Plan. Subject to the terms of the 2003 Director Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the number of and types of awards to be granted and the terms and conditions of the awards, including any applicable vesting schedule.

Awards.    Awards made under the 2003 Director Plan are granted pursuant to award agreements adopted by the plan administrator. The aggregate number of shares of our common stock that could be issued pursuant to stock awards under the 2003 Director Plan was 816,988, of which, as of March 31, 2014, 716,250 shares of common stock were subject to outstanding awards, 70,738 shares of common stock were issued and outstanding pursuant to options granted under the plan that had been exercised, and 30,000 shares of common stock were no longer issuable.

Changes to capital structure.    Pursuant to the 2003 Director Plan, in the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustment will be made to (1) the number of shares of common stock available for future grants under the plan, (2) the number of shares of common stock covered by each outstanding award, and (3) the exercise price of each outstanding option.

Corporate transaction.    In the event of certain specified significant corporate transactions, such as a merger or consolidation, the 2003 Director Plan provides that outstanding awards will be subject to the agreement of merger or consolidation and such agreement may, without the award holder’s consent, provide for (1) the continuation, assumption or substitution of awards by the surviving entity or its parent company or (2) the cancellation of outstanding awards without payment of any consideration.

Amendment and termination.    Our board of directors may amend, suspend, or terminate the 2003 Director Plan at any time and for any reason. The 2003 Director Plan expired on December 31, 2013, although awards made under the plan remain outstanding.

Certain relationships and related party transactions

Policies and procedures for related person transactions

Upon completion of this offering, we will have adopted a written related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our board of directors or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website.

Related person transactions

The following is a summary of each transaction or series of similar transactions since February 1, 2011, or any currently proposed transaction, to which we were or are a party in which the amount involved exceeded or exceeds $120,000, and any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Sale of series D-3 redeemable preferred stock and warrants to purchase common stock

In August 2011, we sold (i) an aggregate of 4,022,722 shares of our series D-3 redeemable convertible preferred stock at a price of $2.64 per share for an aggregate price of approximately $10.6 million and (ii) warrants to purchase an aggregate 966,420 shares of our common stock at an exercise price of $0.01 per share. We refer to this transaction as the “2011 Series D-3 Financing.” In connection with the 2011 Series D-3 Financing, we sold 757,575 shares of our series D-3 redeemable convertible preferred stock and warrants to purchase 182,000 shares of our common stock to Berkley, one of our significant stockholders, with whom our directors Frank T. Medici and Thomas H. Ghegan are affiliated. We also sold 3,030,303 shares of our series D-3 redeemable convertible preferred stock and warrants to purchase 728,000 shares of our common stock to FPF, with whom our director Manu Rana is affiliated, which warrants were exercised in January 2014.

Series D-3 redeemable convertible preferred stock dividends

Pursuant to our Fourth Amended and Restated Certificate of Incorporation, as amended on March 31, 2014, each share of our outstanding series D-3 redeemable convertible preferred stock accrues dividends at (A) an annual rate of 6% of the purchase price per share from the date of issuance of such share through the year ending January 31, 2015; (B) an annual rate of 8% of the purchase price per share from and after February 1, 2015 through the year ending January 31, 2016; (C) an annual rate of 10% of the purchase price per share from and after February 1, 2016 through the year ending January 31, 2017; and (D) an annual rate of 12% of the purchase price per share from and after February 1, 2017. For the years ended January 31, 2012 and 2013, these dividends were payable by our issuance of additional shares of our series D-3 redeemable convertible preferred stock. Accordingly, on January 31, 2012, we issued an additional 113,633 shares of our series D-3 redeemable convertible preferred stock to the holders of shares of our series D-3 redeemable convertible preferred stock, including 21,545 shares to Berkley and 86,177 shares to FPF. On January 31, 2013, we issued an additional 248,182 shares of our series D-3 redeemable convertible preferred stock to the holders of shares of our series D-3 redeemable convertible preferred stock, including 46,748 shares to Berkley and 186,988 shares to FPF.

On January 31, 2014, we paid a cash dividend of $694,510 to the holders of shares of our series D-3 redeemable convertible preferred stock, including $130,817 to Berkley and $523,269 to FPF.

Repurchase of preferred stock and termination of related party loan

In January 2014, our board of directors approved the repurchase of an aggregate 665,613 shares of our outstanding series B convertible preferred stock, series C redeemable convertible preferred stock and series D-3 redeemable convertible preferred stock (equivalent to an aggregate 674,120 shares of our common stock) at a $5.00 purchase price per common stock share equivalent for a total purchase price of approximately $3.37 million. We refer to this transaction as the “2014 Stock Repurchase.” In connection with the 2014 Stock Repurchase, we repurchased 280,000 shares of our series B convertible preferred stock from Dr. Stephen D. Neeleman, our Founder, Vice Chairman and a member of our board of directors, for an aggregate purchase price of $1.4 million. We paid a portion of the purchase price payable to Dr. Neeleman through the cancellation of approximately $856,000 of the outstanding principal and accrued but unpaid interest due from Dr. Neeleman to us under the terms of a promissory note, dated December 7, 2012, issued by Dr. Neeleman to us in the original principal amount of $800,000, or the Neeleman Loan. Upon the completion of the stock repurchase from Dr. Neeleman, the entire Neeleman Loan was automatically cancelled and deemed paid and satisfied in full. In addition, in connection with the 2014 Stock Repurchase, we repurchased 200,000 shares of our series B convertible preferred stock from Neeleman Holdings LC, whose managing director David G. Neeleman is the brother of Dr. Neeleman, for an aggregate purchase price of $1.0 million.

Amended and restated stockholders agreement

In connection with the Series D-3 Financing, on August 11, 2011, we entered into an Amended and Restated Stockholders Agreement, or the Stockholders Agreement, with Berkley, FPF, certain of our founding and management stockholders and certain of our other stockholders, which amended and restated our previous stockholders agreement in its entirety and which, among other provisions, places certain restrictions on the transfers of shares by the stockholders party thereto. The Stockholders Agreement also permits certain stockholders to force a sale of our company or to tag-along with certain transfers. In addition, the Stockholders Agreement provides certain stockholders party thereto with preemptive rights to purchase newly issued securities prior to the initial public offering of our equity securities. Certain of our stockholders are also entitled to appoint members of our board of directors and board observers. See “Management—Composition of the board of directors—Composition.”

The Stockholders Agreement will terminate and its provisions will no longer be operative upon the completion of this offering.

Amended and restated registration rights agreement

In connection with the Series D-3 Financing, on August 11, 2011, we entered into an Amended and Restated Registration Rights Agreement, or the Registration Rights Agreement, with Berkley, FPF and certain of our other stockholders pursuant to which certain stockholders have registration rights with respect to their Registrable Securities (as defined therein), as set forth below, subject to limitations on the number and timing of demand registrations and the other restrictions and cutback provisions contained in the Registration Rights Agreement. Registrable Securities include (i) shares of our common stock issuable upon conversion of shares of series C redeemable convertible preferred stock, series D-1 redeemable convertible preferred stock, series D-2 redeemable convertible preferred stock, and series D-3 redeemable convertible preferred stock, (ii) shares of our common stock held by certain of our stockholders and (iii) any other securities issued as a dividend or distributed (or issuable as a dividend or distributable) in respect of, or in exchange or substitution for, the shares described in clauses (i) or (ii). In addition, registration rights are not available to any stockholder to the extent (i) in the written opinion of company counsel, all of the Registrable Securities then owned by such stockholder could be sold in any 90-day period pursuant to Rule 144 or (ii) all of the Registrable Securities held by such stockholder have been sold in a registration pursuant to the Securities Act or pursuant to Rule 144.

Demand rights.    At any time after six months following the effective date of our initial public offering, any holder or holders of Registrable Securities who in the aggregate hold more than 50% of the then-outstanding Registrable Securities will have the right to demand registration of all or a portion of such stockholder’s Registrable Securities; provided, however, we will not be required to effect (i) more than two such registrations that have been declared effective and sales of the Registrable Securities have closed, (ii) any such registration in which the requesting stockholders propose to dispose of Registrable Securities having an aggregate price of less than $15,000,000 or (iii) any such registration in any jurisdiction in which we would be required to execute a general consent to service of process, unless we are already subject to service in such jurisdiction or as required by the Securities Act.

Shelf registration.    Following our initial public offering, we must use commercially reasonable efforts to qualify for registration on Form S-3 for secondary sales. After we have qualified for the use of Form S-3, certain stockholders will have the right to an unlimited number of registrations on Form S-3 of such stockholder’s Registrable Securities; provided, however, we will not be required to effect any such registration (i) unless the requesting stockholder proposes to dispose of Registrable Securities having an aggregate price of more than $5,000,000, (ii) within one hundred eighty (180) days of the effective date of the most recent registration pursuant to which such requesting stockholder could have been included or (iii) in any jurisdiction in which we would be required to execute a general consent to service of process, unless we are already subject to service in such jurisdiction or as required by the Securities Act.

Piggyback rights.    Certain other stockholders will have the right to elect to have included in any demand registration all or a portion of such stockholder’s Registrable Securities. In the event that we propose to register any of our equity securities pursuant to a registration statement, certain stockholders will have the right to elect to have included in such registration all or a portion of such stockholder’s Registrable Securities.

Indemnification; expenses.    We have agreed to indemnify the holders of Registrable Securities (including each such holder’s officers, directors, partners, members and each person who controls such person, and each underwriter, if any, and each person who controls any underwriter, against any claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement or omission of material fact (or alleged untrue statement or omission) contained in any registration statement, prospectus, offering circular or other document incident to any such registration, qualification or compliance, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder has agreed to indemnify us, any underwriters and the other stockholders against all losses caused by its misstatements or omissions. We will pay all registration expenses of all registrations under the Registration Rights Agreement, subject to certain limits, and all selling expenses shall be borne by the stockholders participating in such registration pro rata on the basis of the number of their registered shares.

Indemnification agreements

Please see “Description of capital stock—Limitation on director and officer liability and indemnification” for information on our indemnification arrangements with our executive officers and directors.

Employment arrangements

We currently have written employment agreements with certain of our executive officers. For information about these arrangements, refer to “Executive compensation—Compensation of the named executive officers—Narrative to summary compensation table—Executive employment and consulting arrangements.”

Independent contractor agreement

We entered into an independent contractor agreement with Healthcharge Inc. in March 2009. Jon Kessler, our current President and Chief Executive Officer, was our Executive Chairman and the Chairman of Healthcharge Inc. at the time we entered into the agreement. Mr. Kessler remains the Chairman of Healthcharge Inc. Under the agreement, we are obligated to pay Healthcharge Inc. $26,931 per calendar month, payable at the beginning of each calendar month in which services are provide, and discretionary bonus payments at the discretion of our board of directors. For information about this arrangement, refer to “Executive compensation—Compensation of the named executive officers—Narrative to summary compensation table—Executive employment and consulting arrangements.”

Stock options granted to named executive officers and directors

We have granted stock options to our named executive officers and directors, as more fully described in “Executive compensation—Outstanding equity awards at fiscal year-end” and “Director remuneration—Director remuneration for the year ended January 31, 2014.”

Principal stockholders

The following table sets forth the beneficial ownership of our common stock as of May 31, 2014 and after giving effect to this initial public offering by (1) each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 40,472,756 shares of our common stock outstanding as of May 31, 2014 and assumes there are                  shares outstanding as of the date immediately following the completion of this initial public offering, in each case after giving effect to (1) the conversion of all of our outstanding convertible preferred stock and redeemable convertible preferred stock into shares of our common stock and (2) the vesting of performance-based stock options upon the completion of this offering. In addition, the beneficial ownership numbers below include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before July 30, 2014, which is 60 days after May 31, 2014. Except as noted below, the address for all beneficial owners in the table below is c/o 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020.

	Shares beneficially owned prior to offering		Shares beneficially owned after the offering
Name and address	Number of shares	Percentage	Number of shares	Percentage

5% Stockholders
Berkley Capital Investors, L.P.(1)(2)	15,394,150	36.8%
Financial Partners Fund I, L.P.(3)	4,031,468	10.0%
Neeleman Holdings, L.C.(4)(5)	2,391,269	5.9%

Directors and Named Executive Officers
Jon Kessler(6)	1,670,000	4.0%
Stephen D. Neeleman, M.D.(7)	1,867,285	4.6%
E. Craig Keohan(8)	175,000	*
Frank T. Medici(9)	15,394,150	36.8%
Ian Sacks(10)	448,417	*
Thomas H. Ghegan(11)	15,394,150	36.8%
Michael O. Leavitt(12)	385,000	1.0%
Manu Rana(13)	4,068,968	10.0%
All directors and executive officers as a group (10 persons)(14)(15)(16)	24,678,820	55.0%

*	Represents beneficial ownership of less than 1%.

(1)	Berkley Capital, LLC is the general partner of Berkley Capital Investors, L.P. (“Berkley Capital”). Frank T. Medici and Thomas H. Ghegan are officers of Berkley Capital, LLC and as such share sole voting and dispositive power over the shares held by Berkley Capital. Each of Messrs. Medici and Ghegan disclaims beneficial ownership of the shares held by Berkley Capital. The address of Berkley Capital is 475 Steamboat Road, Greenwich CT 06830.

(2)	Includes 1,138,860 shares issuable upon exercise of outstanding warrants and 210,000 shares issuable upon exercise of outstanding stock options, in each case exercisable within 60 days of May 31, 2014.

(3)	Napier Park Global Capital GP LLC is the general partner of Financial Partners Fund I, L.P. (“FPF I”). Manu Rana and Steven Piaker are the managing principals of FPF I and as such share sole voting and dispositive power over the shares held by FPF I. Each of Messrs. Rana and Piaker disclaims beneficial ownership of the shares held by FPF I.

(4)	David Neeleman is the manager of Neeleman Holdings, L.C. and has sole voting and dispositive power over all such shares. The address of Neeleman Holdings, L.C. is 819 West Saddlebrook Drive, Kaysville, UT 84037.

(5)	Includes 109,596 shares issuable upon exercise of outstanding warrants exercisable within 60 days of May 31, 2014.

(6)	Consists of 1,170,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of May 31, 2014 and 500,000 shares issuable upon exercise of outstanding stock options exercisable upon completion of this offering.

(7)	Includes 30,140 shares issuable upon exercise of outstanding warrants exercisable within 60 days of May 31, 2014 and 350,000 shares issuable upon exercise of outstanding stock options exercisable upon completion of this offering.

(8)	Consists of 25,000 shares issuable upon exercise of outstanding options exercisable within 60 days of May 31, 2014 and 150,000 shares issuable upon exercise of outstanding stock options exercisable upon completion of this offering.

(9)	Mr. Medici is President of Berkley Capital, LLC, the general partner of Berkley Capital. See notes (1) and (2) above.

(10)	Includes 135,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of May 31, 2014.

(11)	Mr. Ghegan is a Managing Director of Berkley Capital, LLC, the general partner of Berkley Capital. See notes (1) and (2) above.

(12)	Consists of (i) 30,000 shares issued to Michael Leavitt and (ii) 355,000 shares issued to Leavitt Partners, LLC (“Leavitt Partners”). Michael Leavitt, Rich McKeown, Charlie Johnson, Andrew Croshaw, Brett Graham and Taylor Leavitt are each members of the board of managers of Leavitt Partners and as such share sole voting and dispositive power over the shares issued to Leavitt Partners. Each of Messrs. Leavitt, McKeown, Johnson, Croshaw, Graham and Leavitt disclaims beneficial ownership of the shares held by Leavitt Partners. The address of Leavitt Partners is 299 S. Main St., Salt Lake City, UT 84111.

(13)	Consists of (i) 37,500 shares issuable upon exercise of outstanding stock options granted to Mr. Rana and exercisable within 60 days of May 31, 2014 and (ii) 4,031,468 shares issued to FPF I. See note (3) above.

(14)	Includes (i) 420,000 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 2014, and (ii) 125,000 shares issuable upon exercise of outstanding stock options exercisable upon completion of this offering, each issued to Darcy Mott, Executive Vice President and Chief Financial Officer.

(15)	Includes (i) 25,000 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 2014, and (ii) 100,000 shares issuable upon exercise of outstanding stock options exercisable upon completion of this offering, each issued to Ashley Dreier, Executive Vice President, Chief Technology Officer and Chief Information Officer.

(16)	Includes the shares and shares of common stock subject to options or warrants exercisable within 60 days of May 31, 2014 referred to in notes (6), (7), (8), (9), (10), (11), (12) and (13).

Description of capital stock

General

The following descriptions of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries. You should read these summaries in conjunction with our certificate of incorporation and bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus is a part.

The descriptions of our common stock and convertible preferred stock reflect changes to our capital structure that will occur upon the completion of this offering. Upon the completion of this offering, we will be authorized to issue 900,000,000 shares of common stock, $0.0001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Common stock

As of May 31, 2014, there were 7,986,168 shares of common stock issued and outstanding, held of record by 80 stockholders. Options to purchase 5,799,550 shares of common stock were also outstanding as of May 31, 2014. There will be                  shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option or exercise of outstanding options after May 31, 2014), after giving effect to the sale of the shares offered hereby.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend policy.” In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Warrants

As of May 31, 2014, we had outstanding the following warrants to purchase shares of our capital stock:

Type of capital stock	Total number of shares subject to warrants(1)(2)(3)	Exercise price per share	Expiration date

Common Stock	190,786	$1.00	September 15, 2015
Common Stock	123,750	$1.00	November 15, 2015
Common Stock	295,000	$1.50	May 26, 2016
Common Stock	201,200	$1.50	June 13, 2016
Common Stock	60,000	$1.50	July 12, 2016
Common Stock	23,800	$1.50	August 1, 2016
Common Stock	199,290	$0.01	August 11, 2016
Common Stock	1,006,858	$0.01	May 21, 2017
Common Stock	310,373	$1.68	February 7, 2018
Common Stock	33,975	$1.68	March 28, 2018
Common Stock	126,292	$1.68	August 14, 2018

(1)	Each of these warrants contains provisions providing for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, stock combinations and certain stock dividends as well as in the event of our reorganization, consolidation or merger.

(2)	Each of the warrants expiring August 11, 2016, February 7, 2018, March 28, 2018 and August 14, 2018 contains (i) a net exercise provision, and (ii) an anti-dilution provision providing for the adjustment of the number of shares issuable upon the exercise of the warrant based on the anti-dilution protection mechanism provided to the holders of our series C redeemable convertible preferred stock.

(3)	Each of the warrants expiring August 11, 2016 will terminate unless exercised prior to the date of the consummation of this offering.

Preferred stock

As of May 31, 2014, we had outstanding an aggregate of 23,504,737 shares of preferred stock held of record by 77 stockholders in the aggregate as follows: 11 holders of our outstanding series A convertible preferred stock, 48 holders of our outstanding series B convertible preferred stock, 26 holders of our outstanding series C redeemable convertible preferred stock, 42 holders of our outstanding series D-1 redeemable convertible preferred stock, 2 holders of our outstanding series D-2 redeemable convertible preferred stock, and 10 holders of our outstanding series D-3 redeemable convertible preferred stock. Upon the closing of this offering, all outstanding shares of preferred stock will convert automatically into shares of our common stock.

Under the terms of our certificate of incorporation that will be in effect upon completion of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; or
•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Registration rights

Please see “Certain relationships and related party transactions—Related person transactions—Amended and restated registration rights agreement” for information on registration rights granted to holders of our preferred stock.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

Undesignated preferred stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on ability of stockholders to act by written consent or call a special meeting

Our certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws will provide that special meetings of the stockholders may be called only by the chairperson of the board, or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting

Our amended and restated certificate of incorporation and amended and restated bylaws will not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of charter provisions

The amendment of the above provisions of our certificate of incorporation will require approval by holders of at least 66-2/3% of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware anti-takeover statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of forum

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or bylaws; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Berkley or any of its officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Berkley, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Berkley, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitation on director and officer liability and indemnification

Our certificate of incorporation to be in effect upon the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Market listing

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “HQY”.

Transfer agent and registrar

The transfer agent and registrar for our common stock is                 . The transfer agent’s address and telephone number is                 .

Shares eligible for future sale

Immediately prior to this initial public offering, there was no public market for our common stock. Sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of restricted securities

After this initial public offering,                  shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by non-affiliates that are not restricted securities or that have been owned for more than one year may be sold without regard to the provisions of Rule 144.

Lock-up agreements

We, certain of our officers and directors, and substantially all of our securityholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Wells Fargo Securities, LLC. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately                  shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering at the assumed initial public offering price; and

•

the average weekly trading volume in our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity incentive plan

In addition, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved to be issued pursuant to our employee benefit plans. As a result, any options exercised under our equity incentive plans will also be freely tradable in the public market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Material U.S. federal income tax and estate tax consequences to non-U.S. holders

The following is a summary of material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or the tax on net investment income;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

•	real estate investment trusts or regulated investment companies;

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

•	a partnership;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made election to be treated as a U.S. person.

Distributions

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for

U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on disposition of common stock

Subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

•

such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder that is an individual and who is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not expect to be treated as a USRPHC as of the date hereof; however, there can be no assurances that we are not now or will not become in the future a USRPHC. If, however, we were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our common stock will remain regularly traded.

Federal estate tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Foreign account tax compliance act

Pursuant to the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax will be imposed on dividends paid with respect to our common stock after June 30, 2014, and proceeds from the sale or other disposition of our common stock paid after December 31, 2016, to “foreign financial institutions” (including non-U.S. investment funds) or “non-financial foreign entities” (each as defined in the Code and Treasury Regulations), unless they meet the information reporting requirements of FATCA. To avoid withholding, a foreign financial institution will need to enter into an agreement with the IRS that states that it will provide the IRS certain information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to its account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury Regulations, may modify these requirements. A non-financial foreign entity will need to provide either the name, address and taxpayer identification number of each substantial U.S. owner, or certifications of no substantial U.S. ownership to avoid withholding, unless certain exceptions apply. You should consult your own tax advisors regarding FATCA and its effect on you.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder’s status on a Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
SunTrust Robinson Humphrey, Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters, which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for up to $         for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Wells Fargo Securities, LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise or vesting of awards granted under our stock-based compensation plans.

Our directors and executive officers and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Wells Fargo Securities, LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The foregoing restrictions will not apply to (A) the transfer of shares of our common stock by Berkley Capital Investors, L.P., our principal stockholder, to its affiliate, W. R. Berkley Corporation or any wholly-owned subsidiary thereof, and (B) any bona fide gift by Jon Kessler, our President and

Chief Executive Officer, of up to 83,500 shares of our common stock. The transferee or donee must enter into a lock-up agreement with the underwriters prior to any such transfer by Berkley Capital Investors, L.P. or Mr. Kessler.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on the NASDAQ Global Select Market under the symbol “HQY”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us, and our affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Diego, California.

Experts

The financial statements as of January 31, 2014 and 2013 and for each of the two years in the period ended January 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Change in independent accountant

On December 11, 2012 the Audit and Governance Committee of the board of directors determined to dismiss Squire and Company, P.C. and retain PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm. Effective March 1, 2013 we retained PwC as our independent registered public accounting firm.

The reports of Squire and Company, PC. on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with Squire and Company, PC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Squire and Company, PC. to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through December 11, 2012. During the two most recent fiscal years preceding Squire and Company, PC dismissal, and the subsequent interim period through December 11, 2012, there were no ‘‘reportable events’’ as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended January 31, 2012 and the subsequent interim period through March 1, 2013, neither we, nor anyone acting on our behalf, consulted with PwC on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by PwC that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

We have provided Squire and Company, PC with a copy of the foregoing disclosure and have requested that Squire and Company, PC furnish us with a letter addressed to the SEC stating whether or not Squire and Company, PC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from Squire and Company, PC is filed as an exhibit to the registration statement of which this prospectus is a part.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of common stock being offered, reference is made to the registration statement and the related exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits, schedules and amendments may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. Document requests may be directed to HealthEquity, Inc. at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020.

As a result of this initial public offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HealthEquity, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of HealthEquity, Inc. and its subsidiaries at January 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two year period ended January 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah

April 2, 2014

HealthEquity, Inc. and subsidiaries

Consolidated balance sheets

	April 30,		January 31,		Pro Forma April 30, 2014 (Note 1)
(in thousands, except par value)	2014		2014	2013

Assets	(unaudited	)			(unaudited	)
Current Assets
Cash and Cash Equivalents	$13,990		$13,917	$5,905	$—
Restricted Cash	—		—	791	—
Accounts Receivable, net of allowance for doubtful accounts of $40 at April 30, 2014, and January 31, 2014 and 2013	6,050		5,705	4,152	—
Inventories	396		391	272	—
Deferred Tax Asset	2,368		3,080	3,818	—
Other Current Assets	843		663	391	—

Total Current Assets	23,647		23,756	15,329	—
Property and Equipment, net	2,233		1,992	1,134	—
Note Receivable from Shareholder	—		—	807	—
Intangible Assets, net	25,391		24,691	24,380	—
Goodwill	4,651		4,651	4,651	—

Total Assets	$55,922		$55,090	$46,301	$—

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts Payable	$748		$2,368	$876	$—
Due to Trust	—		—	791	—
Accrued Compensation	1,766		4,134	2,800	—
Accrued Liabilities	2,355		2,927	1,119	—
Income Taxes Payable	803		—	77	—
Warrant Liability	—		—	514	—
Series D-3 Dividends Payable	169		—	—	—
Current Portion of Long-term Debt	—		—	2,128	—

Total Current Liabilities	5,841		9,429	8,305	—
Long-term Liabilities
Deferred Rent	422		393	126	—
Series D-3 Redeemable Convertible Preferred Stock Derivative Liability	—		6,182	818	—
Deferred Tax Liability	5,318		5,078	2,265	—

Total Long-term Liabilities	5,740		11,653	3,209	—

Total Liabilities	11,581		21,082	11,514	—

Commitments and Contingencies (see note 6)

Redeemable Convertible Preferred Stock
Redeemable Convertible Preferred Stock, $0.0001 par value, 26,473 shares authorized; 17,349, 17,349 and 17,433 shares issued and outstanding at April 30, 2014, and January 31, 2014 and 2013, respectively; liquidation preference of $43,467, $43,128 and $42,004 at April 30, 2014, and January 31, 2014 and 2013, respectively	42,693		46,714	41,186	—
Stockholders’ Equity (Deficit)
Convertible Preferred Stock, $0.0001 par value, 6,738 shares authorized, 6,156, 6,156 and 6,738 shares issued and outstanding at April 30, 2014, and January 31, 2014 and 2013, respectively; liquidation preference of $12,888, $12,764 and $13,544 at April 30, 2014, and January 31, 2014 and 2013, respectively	8,129		8,129	8,990	—
Common Stock, $0.0001 par value, 70,000 shares authorized, 7,601, 7,038 and 5,386 shares issued and outstanding at April 30, 2014, and January 31, 2014 and 2013, respectively	1		1	1	—
Common Stock Warrants	2,259		2,334	3,679	—
Additional Paid-in Capital	11,880		—	—	—
Accumulated Deficit	(20,621)		(23,170)	(19,069)	—

Total Stockholders’ Equity (Deficit)	1,648		(12,706)	(6,399)	—

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$55,922		$55,090	$46,301	$—

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries

Consolidated statements of operations and

comprehensive income

	Three Months Ended April 30, 2014	Three Months Ended April 30, 2013	Year Ended January 31, 2014	Year Ended January 31, 2013
	(unaudited)	(unaudited)

Revenue
Account Fee Revenue	$10,388	$7,016	$30,575	$22,102
Custodial Fee Revenue	5,427	4,449	18,955	15,181
Card Fee Revenue	4,298	3,062	11,931	8,520
Other Revenue	118	97	554	285

Total Revenue	20,231	14,624	62,015	46,088

Cost of Services
Account Costs	6,428	4,995	21,473	15,389
Custodial Costs	938	969	3,487	3,485
Card Costs	1,405	974	4,137	2,697
Other Costs	1	27	116	397

Total Cost of Services	8,772	6,965	29,213	21,968

Gross Profit	11,459	7,659	32,802	24,120

Operating Expenses
Sales and Marketing	2,233	1,745	8,602	7,795
Technology and Development	2,186	1,669	7,142	4,229
General and Administrative	1,143	910	3,897	3,367
Amortization of Acquired Intangible Assets	409	409	1,637	1,637

Total Operating Expenses	5,971	4,733	21,278	17,028

Income from Operations	5,488	2,926	11,524	7,092

Other Expense
Interest Expense	—	(10)	(44)	(326)
Loss on Revaluation of Warrants	—	—	(614)	(14)
Loss on Revaluation of Redeemable Convertible Preferred Stock Derivative	(735)	—	(5,363)	(103)
Other Expense, net	(92)	(73)	(129)	(147)

Total Other Expense	(827)	(83)	(6,150)	(590)

Income Before Income Taxes	4,661	2,843	5,374	6,502
Income Tax Provision (Benefit)	1,943	1,093	4,141	(4,667)

Net Income and Comprehensive Income	$2,718	$1,750	$1,233	$11,169

Net income (loss) attributable to common stockholders:
Basic	$3,849	$422	$(7,132)	$3,993
Diluted	$3,453	$1,497	$(7,132)	$9,562
Net income (loss) per share attributable to common stockholders:
Basic	$0.52	$0.08	$(1.26)	$0.81
Diluted	$0.08	$0.04	$(1.26)	$0.25
Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic	7,367	5,491	5,651	4,924
Diluted	43,736	37,612	5,651	37,514
Pro forma net income per share attributable to common stockholders (unaudited)
Basic	$—		$—
Diluted	$—		$—
Weighted-average number of shares used in computing pro forma net income per share of common stock, basic and diluted (unaudited)
Basic	—		—
Diluted	—		—

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries

Consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit)

			Stockholders’ Equity (Deficit)
	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Common Stock Warrants	Additional Paid-In Capital	Accumu- lated Deficit	Total Stock- holders Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 31, 2012	17,185	$39,319	6,738	$8,990	4,857	$1	$3,684	$—	$(29,252)	$(16,577)
Issuance of Series D-3 Redeemable Convertible Preferred Stock as a Stock Dividend	248	609	—	—	—	—	—	—	(655)	(655)
Issuance of Common Stock:
Exercise of 419 Warrants at $0.0002 per Share	—	—	—	—	419	—	(5)	755	—	750
Exercise of 110 Stock Options at $1.0025 per Share	—	—	—	—	110	—	—	110	—	110
Stock-based Compensation	—	—	—	—	—	—	—	48	—	48
Tax Benefit on Stock Options Exercised	—	—	—	—	—	—	—	14	—	14
Redeemable Convertible Preferred Stock Accretion	—	1,258	—	—	—	—	—	(927)	(331)	(1,258)
Net Income	—	—	—	—	—	—	—	—	11,169	11,169

Balance at January 31, 2013	17,433	$41,186	6,738	$8,990	5,386	$1	$3,679	$—	$(19,069)	$(6,399)

Series D-3 Redeemable Convertible Preferred Stock Cash Dividend Declared	—	—	—	—	—	—	—	—	(694)	(694)
Issuance of Common Stock:
Exercise of 1,084 Warrants at $0.0682 per Share	—	—	—	—	1,084	—	(1,345)	2,547	—	1,202
Exercise of 568 Options at $0.9210 per Share	—	—	—	—	568	—	—	523	—	523
Stock-based Compensation	—	—	—	—	—	—	—	57	—	57
Tax Benefit on Stock Options Exercised	—	—	—	—	—	—	—	271	—	271
Stock Repurchased and Retired—665,613 Preferred Shares (674,120 Common Stock Equivalent Shares), $5.00 per Share	(84)	(236)	(582)	(861)	—	—	—	—	(2,274)	(3,135)
Redeemable Convertible Preferred Stock Accretion	—	5,764	—	—	—	—	—	(3,398)	(2,366)	(5,764)
Net Income	—	—	—	—	—	—	—	—	1,233	1,233

Balance at January 31, 2014	17,349	$46,714	6,156	$8,129	7,038	$1	$2,334	$—	$(23,170)	$(12,706)

Issuance of Series D-3 Redeemable Convertible Preferred Stock as a Stock Dividend	—	—	—	—	—	—	—	—	(169)	(169)
Issuance of Common Stock:
Exercise of 402 Warrants at $0.9888 per Share	—	—	—	—	402	—	(75)	472	—	397
Exercise of 161 Options at $1.5552 per Share	—	—	—	—	161	—	—	251	—	251
Stock-based Compensation	—	—	—	—	—	—	—	65	—	65
Tax Benefit on Stock Options Exercised	—	—	—	—	—	—	—	154	—	154
Redeemable Convertible Preferred Stock Accretion	—	(4,021)	—	—	—	—	—	4,021	—	4,021
Reclassification of Series D-3 Redeemable Convertible Preferred Stock Derivative Liability	—	—	—	—	—	—	—	6,917	—	6,917
Net Income	—	—	—	—	—	—	—		2,718	2,718

Balance at April 30, 2014 (unaudited)	17,349	$42,693	6,156	$8,129	7,601	$1	$2,259	$11,880	$(20,621)	$1,648

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries

Consolidated statements of cash flows

	Three Months Ended April 30, 2014	Three Months Ended April 30, 2013	Year Ended January 31, 2014	Year Ended January 31, 2013
(in thousands)	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net Income	$2,718	$1,750	$1,233	$11,169
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and Amortization	1,251	980	4,270	3,365
Revaluation of Warrant Liability	—	—	614	14
Revaluation of Series D-3 Redeemable Convertible Preferred Stock Derivative	735	—	5,363	103
Imputed Interest on Long-term Debt	—	10	38	112
Deferred Taxes	952	1,064	3,552	(4,905)
Allowance for Doubtful Accounts	—	—	—	(100)
Stock Based Compensation	65	15	57	47
Changes in Operating Assets and Liabilities:
Restricted Cash	—	105	791	(752)
Accounts Receivable	(345)	(682)	(1,546)	571
Inventories	(5)	(23)	(118)	18
Prepaid Expenses	(180)	(3)	(272)	(25)
Letter of Credit Cash Deposit	—	—	—	86
Accounts Payable	(1,620)	(204)	1,492	245
Due to Trust	—	(105)	(791)	752
Accrued Compensation	(2,368)	(1,079)	1,334	770
Accrued Liabilities	(572)	1,135	1,808	213
Income Taxes Payable	803	(67)	(77)	65
Deferred Rent	29	189	267	22

Net Cash Provided by Operating Activities	1,463	3,085	18,015	11,770

Cash Flows from Investing Activities
Purchase of Property and Equipment	(480)	(277)	(1,595)	(831)
Purchase of Software and Capitalized Software Development Costs	(1,712)	(733)	(3,844)	(1,906)
Note Receivable from Shareholder	—	—	800	(800)

Net Cash Used in Investing Activities	(2,192)	(1,010)	(4,639)	(3,537)

Cash Flows from Financing Activities
Repayment of Notes Payable	—	(1,500)	(2,167)	(7,568)
Cash Dividend Paid	—	—	(694)	—
Repurchase of Redeemable Convertible Preferred Stock and Convertible Preferred Stock	—	—	(3,371)	—
Proceeds from Exercise of Common Stock Options	251	165	523	110
Proceeds from Exercise of Common Stock Warrants	397	—	74	—
Tax Benefit from Exercise of Common Stock Options	154	—	271	—

Net Cash Provided by (Used in) Financing Activities	802	(1,335)	(5,364)	(7,458)

Increase in Cash and Cash Equivalents	73	740	8,012	775
Beginning Cash and Cash Equivalents	13,917	5,905	5,905	5,130

Ending Cash and Cash Equivalents	$13,990	$6,645	$13,917	$5,905

Supplemental Cash Flow Data
Interest Expense Paid in Cash	$—	$—	$(38)	$(331)
Income Taxes Paid in Cash	$(109)	$(81)	$(353)	$(274)
Supplemental Disclosures of Non-cash Investing and Financing Activities
Common Stock Warrants Exercised	$75	$—	$1,128	$750
Series D-3 Redeemable Convertible Preferred Stock Dividend	$169	$169	$—	$609

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies

HealthEquity, Inc. was incorporated in the state of Delaware on September 18, 2002, and was organized to offer a full range of innovative solutions for managing health care accounts (Health Savings Accounts, Health Reimbursement Arrangements, and Flexible Spending Accounts) for health plans, insurance companies, and third-party administrators.

The consolidated financial statements include the accounts of HealthEquity, Inc. and its wholly owned subsidiaries, First HSA, LLC, First Horizon Msaver, Inc., and HEQ Insurance Services, Inc. (collectively referred to as “the Company”).

In February 2006, HealthEquity, Inc. received designation by the U.S. Department of Treasury to act as a passive non-bank custodian, which allows the Company to hold custodial assets in trust for individual account holders. At December 31, 2013, the Company’s year-end for trust and tax purposes, custodial assets held in trust were $1.4 billion. The Company’s operations consist primarily of servicing Health Savings Accounts (HSAs) through the use of the Company’s proprietary technology. HSAs are tax-deductible, custodial accounts owned by individuals for health care purchases. An HSA-based health plan has two fundamental components—a High Deductible Health Plan (HDHP), which is required to qualify for the tax-deductible contributions to a participant’s HSA, and a custodial HSA. As a passive non-bank custodian, according to the Internal Revenue Code (IRC) 1.408-2(e)(5)(ii)(B)(2), the Company must maintain net worth (assets minus liabilities) greater than 2% of custodial funds held in trust at each year-end in order to take on additional custodial assets. At December 31, 2013, the Company’s year-end for trust and tax purposes, the net worth of the Company as defined in Treasury Regulation §104-2(e)(5)(ii) by subtracting the Company’s total liabilities from the total assets, resulted in a calculated net worth of $41,384,088. The amount of supportable custodial funds calculated by dividing the Company’s net worth (defined above) by two percent, pursuant to the requirements of Treasury Regulation §104-2(e)(5)(ii)(C) as of December 31, 2013, was $2,069,204,400. The amount that the supportable custodial funds exceeded the actual amount of custodial funds at December 31, 2013 was $692,665,029. In the event the Company is unable to comply with the aforementioned net worth requirement, IRC 1.408-2(e)(5)(ii)(C)(2) requires the Company, as a passive non-bank custodian, to take whatever lawful steps necessary, including the relinquishment of fiduciary accounts, to ensure that its net worth exceeds 1% of the custodial assets.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies

Principles of consolidation—The consolidated financial statements include the accounts of HealthEquity, Inc., First HSA, LLC, First Horizon MSaver, Inc., and HEQ Insurance Services, Inc. at April 30, 2014, January 31, 2014 and 2013. All significant intercompany balances and transactions have been eliminated.

Unaudited Interim Financial Statements—The accompanying interim consolidated balance sheet as of April 30, 2014, the consolidated statements of operations and comprehensive income for the three months ended April 30, 2014 and April 30, 2013, the consolidated statements of cash flows for the three months ended April 30, 2014 and April 30, 2013, the consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit) for the three months ended April 30, 2014 and the related interim information contain within the notes to the consolidated financial statements are unaudited. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and included all adjustments necessary for fair presentation. All adjustments made to the unaudited interim consolidated financial statements are of a normal and recurring nature. The results of the interim period presented herein are not necessarily indicative of the results of future periods or annual results for the year ending January 31, 2015.

Unaudited Pro Forma Balance Sheet and Earnings Per Share—The unaudited pro forma balance sheet as of April 30, 2014 is presented on the face of the Company’s consolidated balance sheet and the pro forma earnings per share is included in Note 2 of the consolidated financial statements. Both assume the Company’s preferred stock warrants automatically convert into warrants to purchase shares of the Company’s common stock and all outstanding redeemable and convertible preferred stock automatically convert into shares of the Company’s common stock. In accordance with the redeemable and convertible preferred stock terms, Series A, B, and D-3 stock shares will convert into share of common stock on a 1:1 basis, Series C on a 1:1.38 basis, Series D-1 on a 1:2 basis, and Series D-2 on a 1:2.27 basis.

Segments—The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States of America.

Cash, cash equivalents and restricted cash—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents were held in institutions in the U.S. and include deposits in a money market account that was unrestricted as to withdrawal or use. Restricted cash represents custodial funds held temporarily by the Company in its accounts with a corresponding due to trust liability account.

Accounts receivable—Accounts receivable represent monies due to the Company for monthly account fees, fees from custodial banks, card fees and other revenue. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. In evaluating the Company’s ability to collect outstanding receivable balances, the Company considers various factors including the age of the balance, the creditworthiness of the customer,

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies which is assessed based on ongoing credit evaluations and payment history, and the customer’s current financial condition. As of April 30, 2014, and January 31, 2014, and 2013, the Company had allowance for doubtful accounts of $40,000.

Inventories—Inventories consist of new member and participant supplies and are recorded at the lower of cost or market using an average cost basis.

Property and equipment—Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of individual assets. The useful life for leasehold improvements is the shorter of the estimated useful life or the term of the lease ranging from 3-5 years. The useful life used for computing depreciation for all other asset classes is described below:

Computer Equipment	3-5 years
Furniture and Fixtures	5 years

Maintenance and repairs are expensed when incurred, and improvements that extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are reflected in operating expenses.

Note receivable from shareholder—The note receivable from shareholder recorded by the Company represents a loan made to a shareholder with fixed or determinable payment terms not quoted in an active market. The Company presented the note receivable as a current asset. Due to the short-term maturity of the note, the carrying value of the note receivable, which is classified as a Level 2 instrument (see Note 1, Fair Value Measurements), approximates its fair value. The note receivable from shareholder was repaid in full, including accrued interest, during the year ended January 31, 2014.

Capitalized software development costs

We account for the costs of computer software developed or obtained for internal use in accordance with Accounting Standards Codification (“ASC”) 350-40, “Internal-Use Software.” Costs incurred during operation and post-implementation stages are charged to expense. Costs incurred that are directly attributable to developing or obtaining software for internal use incurred in the application development stage are capitalized. Management’s judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. See Note 4—Intangible Assets and Goodwill for additional information.

Intangible assets, net—Intangible assets are carried at cost and amortized, typically, on a straight-line basis over their estimated useful lives, which is 3-5 years for capitalized software development costs and acquired technology rights, and 15 years for certain acquired intangible member assets. The acquired intangible member assets are the result of various acquisitions of

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies

HSA portfolios. A significant portion of the purchase price from each acquisition has been allocated to the acquired HSA Member assets, which consists of the contractual rights to administer the activities related to the individual health savings accounts acquired. The Company analyzed the historical attrition and depletion rates of member accounts and determined that an average useful life of 15 years and the use of a straight-line amortization method are appropriate to reflect the pattern over which the economic benefits of existing member assets are realized. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. There have been no impairment charges recorded in any of the periods presented in the accompanying consolidated financial statements. See Note 4—Intangible Assets and Goodwill for additional information.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment annually on January 31 or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s impairment tests are based on a single operating segment and reporting unit structure. The goodwill impairment test involves a two-step process. The first step involves comparing the fair value of the Company’s reporting unit to its carrying value, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows analysis. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value.

The Company’s annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the accompanying consolidated financial statements.

Due to trust—Due to Trust represents participant deposits that are in process. Once the processing of the deposit is complete, the Company moves the funds into the participant trust accounts. The Company owed $0, $0 and $791,000 to participant trust accounts as of April 30, 2014, and January 31, 2014 and 2013, respectively.

Fair value measurements—Fair value measurements are made at a specific point in time, based on relevant market information. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards specify a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1—quoted prices in active markets for identical assets or liabilities;

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies

•	Level 2—inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

•	Level 3—unobservable inputs based on the Company’s own assumptions.

A warrant liability was recorded related to certain common stock warrants that were issued during the acquisition of First HSA, LLC. The warrant liability is recorded on the balance sheet at its fair value, using an option pricing model, and is adjusted to fair value as of the end of each reporting period. Changes in the fair value of warrant liability are recognized currently in the consolidated financial statements. The Company has classified this warrant liability as Level 3 in the fair value hierarchy.

A derivative liability was recorded related to the Company’s Series D-3 Redeemable Convertible Preferred Stock due to stated features allowing for redemption equal to the greater of the fair value per share of Series D-3 Redeemable Convertible Preferred Stock, or the liquidation preference per share of Series D-3 Redeemable Convertible Preferred Stock. The derivative instrument is recorded on the balance sheet at its fair value, using an option pricing model, and is adjusted to fair value as of the end of each reporting period. Changes in the fair value of derivative instruments are recognized currently in the consolidated financial statements. The Company has classified this derivative financial instrument as Level 3 in the fair value hierarchy.

The following table (in thousands) includes a roll forward of the amounts for the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013 for instruments classified within Level 3. The classification within Level 3 is based upon significance of the unobservable inputs to the overall fair value measurement.

	Warrant Liability	Derivative Liability
Balance at January 31, 2012	$1,250	$669
Loss on revaluation	14	149
Warrants exercised	(750)	—

Balance at January 31, 2013	$514	$818

Loss on revaluation (unaudited)	—	—
Warrants exercised (unaudited)	—	—

Balance at April 30, 2013 (unaudited)	$—	$818

Balance at January 31, 2013	$514	$818
Loss on revaluation	614	5,364
Warrants exercised	(1,128)	—

Balance at January 31, 2014	$—	$6,182

Loss on revaluation (unaudited)	—	735
Warrants exercised (unaudited)	—	—
Elimination of Series D-3 redeemable convertible preferred stock derivative (unaudited)		(6,917)

Balance at April 30, 2014 (unaudited)	$—	$—

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies

The following tables summarize the significant quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy at April 30, 2014, and the years ended January 31, 2014 and 2013.

Warrant liability

2013
Market value of common stock on measurement date	$1.85
Projected exercise price	$0.0001
Risk-free interest rate	0.42%
Warrant lives in years	3 years
Expected volatility	31.3%

Series D-3 redeemable convertible preferred stock derivative liability

	January 31,
	2014	2013
Market Value of common stock on measurement date	$4.06	$1.85
Projected exercise price	$2.64	$2.64
Risk-free interest rate	0.06%	0.42%
Expected lives	180 days	3 years
Expected volatility	25.2%	31.3%

Deferred rent—The Company recognizes rental expense for its office lease on a straight-line basis over the lease term. Deferred rent represents the difference between actual operating lease payments due and straight-line rent expense. The excess is recorded as a deferred credit in the early periods of the lease, when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense.

Revenue recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been provided, the price of services is fixed or determinable, and collection is reasonably assured. The Company generates revenue primarily from account fees, custodial fees, card fees and other services.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies

The Company earns account fee revenue from the fees paid by health plan partners, employer partners or individual members for administration services provided in connection with the tax-advantage Health Savings Accounts (“HSA”) and healthcare reimbursement accounts such as Flexible Spending Accounts (“FSA”), dependent care FSAs, and Health Reimbursement Arrangements (“HRA”). These fees are generally fixed for the duration of the contract agreement with health plan or employer partners, which is typically three to five years. The fees are paid on a monthly basis and revenue is recognized monthly as services are rendered under the Company’s written service agreements.

The Company earns custodial fee revenue from HSA custodial assets held in trust. As a non-bank custodian, the Company deposits HSA cash with various custodial financial institutions having contract terms from three to five years and either a fixed or variable interest rate. These deposits are FDIC insured for each individual HSA. HSA investment balances are deposited with the custodial investment partner from whom the Company receives an administrative and recordkeeping fee.

The Company earns card fee revenue (also known as interchange) from card transactions when members are paying their healthcare claims using a card issued by the Company.

Cost of services—The Company incurs cost of services related to servicing member accounts, managing customer and partner relationships, and processing reimbursement claims. Expenditures include personnel-related costs, depreciation, amortization, stock-based compensation, common expense allocations, and other operating costs of the Company’s related member account servicing departments. Other components of the Company’s cost of services sold include interest paid to members on custodial assets held in trust and card costs incurred in connection with processing card transactions initiated by members.

Stock-based compensation—For stock options granted to employees, the Company recognizes compensation expense for all stock-based awards based on the grant date estimated fair value. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period. The fair value of stock options is determined using the Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables.

Stock-based compensation expense related to stock options granted to nonemployees is recognized based on the fair value of the stock options, determined using the Black-Scholes option pricing model, as they are earned. The awards generally vest over the time period the Company expects to receive services from the nonemployee. Upon the exercise of a stock option, common shares are issued from authorized, but not outstanding, common stock.

Income tax provision (benefit)—The Company accounts for income taxes and the related accounts under the liability method as set forth in the authoritative guidance for accounting for income taxes. Under this method, current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, for net operating losses, and for tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for when it is more likely than not that some or all of the deferred tax assets may not be realized in future years. After weighing both the positive and negative evidence, the Company believes that it is more likely than not that all deferred tax assets will be realized at January 31, 2014. Based upon the Company’s operating results through January 31, 2013 and an assessment of expected future results of operations, management determined that there was significant positive evidence regarding the realization of the majority of the Company’s U.S. federal and state deferred tax assets. At that time, $7.5 million of the Company’s valuation allowance was released, leaving a valuation allowance of $29,000 remaining related to state net operating losses for which the Company expected no benefit as of January 31, 2013. As of January 31, 2014, the remaining valuation allowance of $29,000 was written-off due to the associated state net operating losses expiring unutilized. The release of the valuation allowance was recorded as a tax benefit on the Company’s consolidated financial statements in the years ended January 31, 2013. As of April 30, 2014 and January 31, 2014, no valuation allowance remains on the Company’s consolidated financial statements.

The Company recognizes the tax benefit from an uncertain tax position taken or expected to be taken in a tax return using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit in the financial statements as the largest benefit that has a greater than 50% likelihood of being sustained upon settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of other expense in the Consolidated Statements of Operations and Comprehensive Income. Significant judgment is required to evaluate uncertain tax positions. Changes in facts and circumstances could have a material impact on the Company’s effective tax rate and results of operations.

Comprehensive income—Comprehensive Income is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive income and, therefore, for all periods presented, the Company’s comprehensive income was the same as its reported net income.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of business and significant accounting policies reporting period. Management has made estimates for the allowance for doubtful accounts, capitalized software development costs, evaluating goodwill and long-lived assets for impairment, useful lives of property and equipment and intangible assets, warrant liability, Series D-3 Redeemable Convertible Preferred Stock derivative liability, accrued compensation, accrued liabilities, and income taxes. Actual results could differ from those estimates.

Concentration of market risk—The Company derives a substantial portion of its revenue from providing services for healthcare accounts. A significant downturn in this market or changes in state and/or federal laws impacting the preferential tax treatment of healthcare accounts could have a material adverse effect on the Company’s results of operations. For the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, no one customer accounted for greater than 10% of revenue or accounts receivable.

Concentration of credit risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains its cash and cash equivalents in bank and other depository accounts, which, at times, may exceed federally insured limits. The Company’s cash and cash equivalents held in banks at April 30, 2014 and January 31, 2014 were $14.0 million and $13.9 million, respectively, of which $250,000 was covered by federal depository insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company’s accounts receivable balance at April 30, 2014 and January 31, 2014 was $6.0 million and $5.7 million, respectively. The Company has not experienced any significant write-offs to accounts receivable and believes that it is not exposed to significant credit risk with respect to accounts receivable.

Interest rate risk—The Company has entered into depository agreements with financial institutions for its custodial cash deposits. The contracted interest rates were negotiated at the time the depository agreements were executed. A significant reduction in prevailing interest rates may make it difficult for the Company to continue to place custodial deposits at the current contracted rates.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 2. Net income (loss) per share attributable to common stockholders

The Company computes net income (loss) per share of common stock in conformity with the two-class method required for participating securities. The Company considers its Series D-3 redeemable convertible preferred stock to be participating securities as the holders of the preferred stock are entitled to receive a dividend in the event that a dividend is paid on common stock. The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders:

	Three Months Ended April 30,		Year Ended January 31,
(in thousands except per share data)	2014	2013	2014	2013
	(unaudited)	(unaudited)
Numerator (basic and diluted):
Net income	$2,718	$1,750	$1,233	$11,169
Less: accretion of Redeemable Convertible Preferred Stock	4,021	(340)	(5,764)	(1,258)
Less: dividend on Redeemable Convertible Preferred Stock and dividend on Convertible Preferred Stock	(632)	(651)	(2,601)	(2,563)
Less: undistributed income attributed to Redeemable Convertible Preferred Stockholders	(2,258)	(337)	—	(3,355)

Net income (loss) attributable to common stockholders for basic EPS	$3,849	$422	$(7,132)	$3,993
Add back: accretion of Redeemable Convertible Preferred Stock	632	477	—	1,361
Add back: dividend on redeemable convertible preferred stock and dividend on convertible preferred stock	(4,021)	340	—	1,907
Add back: Series D-3 Redeemable Convertible Preferred Stock derivative liability revaluations	735	—	—	—
Add back: adjustment to undistributed income attributed to Redeemable Convertible Preferred Stockholders	2,258	258	—	2,301

Net income (loss) attributable to common stockholders for diluted EPS	$3,453	$1,497	$(7,132)	$9,562

Denominator (basic):
Weighted-average common shares outstanding	7,367	5,491	5,651	4,924

Denominator (diluted):
Weighted-average common shares outstanding	7,367	5,491	5,651	4,924
Effect of potential dilutive securities:
Weighted-average dilutive effect of stock options	1,782	953	—	1,016
Weighted-average dilutive effect of common shares from stock warrants	2,119	2,411	—	2,817
Dilutive effect from preferred stock assuming conversion	32,468	28,757	—	28,757

Weighted-average common shares outstanding	43,736	37,612	5,651	37,514

Net income (loss) per share attributable to common stockholders:
Basic	$0.52	$0.08	$(1.26)	$0.81
Diluted	$0.08	$0.04	$(1.26)	$0.25

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 2. Net income (loss) per share attributable to common stockholders

The following table shows unaudited Pro Forma net income per share:

(in thousands except per share data)	Three Months Ended April 30, 2014 (unaudited)	Year Ended January 31,2014 (unaudited)
Net Income	$—	$1,233
Pro forma adjustment for stock-based compensation expense associated performance based share where conditions satisfied upon initial public offering	—	—
Pro forma adjustment to reverse mark-to-market adjustment related to common stock warranty liability	—	—

Basic shares:
Weighted-average shares used to compute basic net income per share	—	5,651
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon completion of the Company’s initial public offering	—	—

Weighted-average shares used to compute basic pro forma net income per share	—	5,651

Diluted shares	—	—
Weighted-average shares used to compute basic pro forma net income per share	—	—

Effect of potentially dilutive securities:	—	—
Weighted-average dilutive effect of stock options	—	—
Weighted-average dilutive effect common shares from stock warrants	—	—
Weighted-average shares used to compute diluted pro forma net income per share	—	—

Pro forma net income per share attributable to common stockholders:	—	—

Basic	$—	$—
Diluted	$—	$—

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 3. Property and equipment

Property and equipment consists of the following at April 30, 2014, January 31, 2014 and 2013:

	April 30, 2014	January 31,
		2014	2013
(in thousands)	(unaudited)
Leasehold improvements	$329	$329	$246
Furniture and fixtures	1,244	1,094	816
Computer equipment	3,405	3,075	2,217

Property and equipment, gross	4,978	4,498	3,279
Accumulated depreciation	(2,745)	(2,506)	(2,144)

Property and equipment, net	$2,233	$1,992	$1,134

Depreciation expense for the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013 was $239,000, $161,000, $728,000 and $638,000, respectively.

Note 4. Intangible assets and goodwill

During the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, the Company capitalized software development costs of $1.1 million, $300,000, $1.8 million and $1.0 million, respectively, related to significant enhancements and upgrades to its proprietary system.

The gross carrying amount and associated accumulated amortization of intangible assets is as follows at April 30, 2014, January 31, 2014 and 2013:

	April 30, 2014	January 31,
		2014	2013
(in thousands)	(unaudited)

Amortized intangible assets:
Capitalized software development costs	$6,431	$5,290	$3,452
Software	3,922	3,351	1,606
Acquired intangible member assets	24,563	24,563	24,563

	34,916	33,204	29,621
Accumulated amortization	(9,525)	(8,513)	(5,241)

Intangible assets, net	$25,391	$24,691	$24,380

During the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, the Company incurred and expensed a total of $789,000, $600,000, $2.4 million and $1.7 million, respectively, in software development costs primarily related to the post-implementation and operation stages of its proprietary software.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 4. Intangible assets and goodwill

Amortization expense for the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013 was $1.0 million, $800,000, $3.5 million and $2.7 million, respectively. Estimated amortization expense for the years ending January 31, is as follows:

Year ending January 31, (in thousands)
2015	$4,026
2016	3,071
2017	2,465
2018	1,638
2019	1,638
Thereafter	11,853

Total	$24,691

All of the Company’s goodwill was generated from the acquisition of First Horizon MSaver, Inc. on August 11, 2011. There have been no changes to the goodwill carrying value during the unaudited three months ended April 30, 2014, and for the years ended January 31, 2014 and 2013.

Note 5. Notes payable

The Company’s notes payable consists of the following at January 31, 2014 and 2013:

(in thousands)	2014	2013
Note payable to former members of First HSA, LLC, non-interest bearing, discounted at an imputed interest rate of 6.0%, with $667,667 due January 15, 2014, unsecured	$—	$628
Note payable to a financial institution, interest at 6.0%, with $1,500,000 due on February 11, 2013, unsecured	—	1,500

	$—	$2,128

Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the notes payable, which are classified as Level 2 instruments, approximates their fair value.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 6. Commitments and contingencies

Property, colocation, equipment, and license agreements—The Company leases office space, data storage facilities, equipment and certain maintenance agreements under long-term, non-cancelable operating leases. Future minimum lease payments required under non-cancelable obligations at January 31, 2014 are as follows:

Year ending January 31, (in thousands)	Office lease	Other agreements	Total
2015	$1,021	$126	$1,147
2016	999	95	1,094
2017	1,012	50	1,062
2018	1,042	—	1,042
2019	1,073	—	1,073
Thereafter	275	—	275

Total	$5,422	$271	$5,693

The Company also has agreements with several entities for access to technology and software. The agreements are based on usage, and there are no minimum required monthly payments.

The Company has entered into a non-cancelable lease agreement with escalating lease payments for office space. The term of the lease began December 1, 2012, and runs for 77 months with renewal options. Under the terms of the agreement, the Company is responsible for all expenses, taxes, and insurance on the leased property and also a pro-rata share of the expenses related to common areas. The Company also leases office space in Overland Park, Kansas, which expires in March 2015.

Lease expense for office space for the unaudited three months ended April 30, 2014, and for the years ended January 31, 2014 and 2013 totaled $251,000, $935,000 and $811,000, respectively. Expense for other agreements for the unaudited three months ended April 30, 2014, and for the years ended January 31, 2014 and 2013 totaled $53,000, $214,000 and $188,000, respectively.

Processing services agreement—During the year ended January 31, 2012, the Company amended its merchant processing services agreement with a vendor. The agreement expires in 2016 and requires the Company to pay a dollar minimum processing fee based on the processing year of the agreement. The Company may terminate the agreement beginning January 1, 2014 by providing 180 days’ written notice.

If the processing agreement is terminated prior to December 31, 2016, the Company is required to pay the vendor a termination fee, equal to 70% of the aggregate value of the minimum processing fees for the remaining years of the agreement, plus a portion of the account boarding incentive fee.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 6. Commitments and contingencies

Minimum processing fees required under the terms of the merchant processing services agreement are as follows:

Year ending January 31, (in thousands)	Minimum processing fees
2015	$750
2016	$825
2017	$825

During the unaudited three months ended April 30, 2014 and 2013, and for each of the years ended January 31, 2014 and 2013, the Company exceeded the minimum amounts required under the agreement.

Contingencies—In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Indemnification—In accordance with the Company’s amended and restated Certificate of Incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date and the Company has a director and officer insurance policy that may enable it to recover a portion of any amounts paid for future claims.

Litigation—The Company may from time to time be involved in legal proceedings arising from the normal course of business. There are no pending or threatened legal proceedings as of April 30, 2014 and January 31, 2014.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 7. Income taxes

Income tax provision (benefit) consists of the following for the years ended January 31, 2014 and 2013:

(in thousands)	2014	2013

Current:
Federal	$225	$134
State	93	90

Total Current Tax Provision	$318	$224

Deferred:
Federal	$3,622	$(4,539)
State	201	(352)

Total Deferred Tax Provision (Benefit)	$3,823	$(4,891)

Total Income Tax Provision (Benefit)	$4,141	$(4,667)

Total income tax provision (benefit) differed from the amounts computed by applying the U.S. federal statutory income tax rate of 34% to income before income tax provision as a result of the following:

(in thousands)	2014	2013
Federal Income Tax Provision at the Statutory Rate	$1,827	$2,211
State Income Tax Provision, Net of Federal Tax Benefit	293	240
Non-Deductible or Non-Taxable Items	2,144	90
Federal Research and Development Credit	(160)	(65)
Change in Valuation Allowance	(29)	(7,455)
Change in Uncertain Tax Position Reserves, Net of Indirect Benefits	43	133
Change in Tax Rates	(63)	56
Return to Provision and Other	52	101
Expiration of State Net Operating Losses	34	22

Total Income Tax Provision (Benefit)	$4,141	$(4,667)

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 7. Income taxes

Deferred tax assets and liabilities consist of the following at January 31, 2014 and 2013:

(in thousands)	2014	2013

Deferred Tax Assets:

Current:
Accrued Bonuses	$321	$192
Net Operating Loss Carryforward	1,919	3,561
Research and Development Credit	307	—
AMT Credit	442	—
Other Accruals and Reserves	91	81
Valuation Allowance	—	(16)

Net Current Deferred Tax Asset	$3,080	$3,818

Non-Current:
Net Operating Loss Carryforward	$43	$2,502
Research and Development Credit	—	281
Deferred Rent	147	47
AMT Credit	—	217
Other	131	136
Valuation Allowance	—	(13)

Net Non-Current Deferred Tax Asset	321	3,170

Total Gross Deferred Tax Assets	$3,401	$6,988

Deferred Tax Liabilities:
Non-Current:
Fixed Assets: Depreciation and Gain/Loss	$(467)	$(329)
Intangibles: Amortization	(4,885)	(4,899)

Total Gross Non-Current Deferred Tax Liability	(5,352)	(5,228)

Net Non-Current Deferred Tax Liability	$(5,031)	$(2,058)

Net Deferred Tax Asset (Liability)	$(1,951)	$1,760

In assessing whether deferred tax assets would be realized, management considered whether it is more likely than not that some portion or all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment and determined that based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that the Company will be able to realize its deferred tax assets. Therefore, no valuation allowance was required at January 31, 2014. The valuation allowance decreased by $29,000 and $7.5 million during the years ended January 31, 2014 and 2013, respectively.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 7. Income taxes

At January 31, 2014, the Company had federal and state net operating loss carryforwards of $5.3 million and $3.7 million, respectively, which begin to expire at various intervals between tax years ending December 31, 2023 and December 31, 2029. At January 31, 2014, the Company also had federal and state research and development carryforwards of $389,000 and $163,000, respectively, which expire beginning with the tax year ending December 31, 2024, and federal and state alternative minimum tax credit carryforwards of $442,000 and $1,000, respectively, which do not expire.

The Company’s current income taxes payable has been reduced by tax benefits from employee and director stock option plan awards. The Company receives an income tax benefit calculated as the tax effect of the difference between the fair market value of the stock issued at the time of exercise and the exercise price.

At January, 31 2014 and 2013, respectively, the gross unrecognized tax benefit was $256,000 and $207,000, all of which would affect the Company’s effective tax rate, if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

(in thousands)	2014	2013
Balance at the beginning of the year	$207	$—
Additions related to prior year tax positions	—	153
Additions related to current year tax positions	49	54

Balance at the end of the year	$256	$207

Total unrecognized tax benefits increased by $49,000 in the period from January 31, 2013 to January 31, 2014. The total unrecognized tax benefits as of January 31, 2014 include $209,000 of unrecognized tax benefits that have been netted against the related deferred tax assets. The remaining balances are recorded on the Company’s consolidated balance sheets as follows:

(in thousands)	2014	2013
Total unrecognized tax benefits	$256	$207
Amounts netted against related deferred tax assets	(209)	—

Unrecognized tax benefits recorded on the consolidated balance sheet	$47	$207

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as a component of other expense in the statement of operations. The Company recorded an increase of $5,000 and $9,000 for interest and penalties related to unrecognized tax benefits for total accrued interest and penalties of $14,000 and $9,000 as of January 31, 2014 and 2013, respectively. The Company anticipates a decrease of $22,000 in total gross unrecognized tax benefits within 12 months of the reporting date related to an uncertain tax position on research and development credits claimed for which a lapse of the applicable statute of limitations is expected.

The Company files income tax returns with U.S. federal and state taxing jurisdictions and is not currently under examination with any jurisdiction. The Company remains subject to examination by federal and various state taxing jurisdictions for tax years after 2002.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 7. Income taxes

The Company follows FASB ASC 740-270, Income Taxes – Interim Reporting, for the computation and presentation of its interim period tax provision. Accordingly, management estimated the effective annual tax rate and applied this rate to the year-to-date pre-tax book income to determine the interim provision for income taxes. For the unaudited three months ended April 30, 2014, the Company recorded a provision for income taxes of $1.9 million. The resulting effective tax rate was 41.7%, compared with an effective tax rate of 38.4% for the unaudited three months ended April 30, 2013. For the unaudited three months ended April 30, 2014, the net impact of discrete tax items caused a 1.7% increase to the effective tax rate primarily due to changes in tax rates on the Company’s deferred tax assets and liabilities. For the unaudited three months ended April 30, 2013, the net impact of discrete tax items was not material. The effective tax rate increased over the same period last year primarily due an increase in permanent tax items in relation to income before income taxes, expiration of the federal research and development tax credits as of December 31, 2013, and discrete tax items related to changes in tax rates.

At April 30, 2014 and January 31, 2014, the Company’s total gross unrecognized tax benefit was $260,000 and $256,000, respectively, an increase of $4,000. As a result of Accounting Standards Update No. 2013-11, certain unrecognized tax benefits have been netted against their related deferred tax assets. As a result, the unrecognized tax benefit recorded at April 30, 2014 and January 31, 2014 remains unchanged in the amount of $47,000. Substantially all of the gross unrecognized tax benefit, if recognized, would affect the Company’s effective tax rate. The Company anticipates a decrease of $22,000 in total gross unrecognized tax benefits within 12 months of the reporting date related to an uncertain tax position on research and development credits claimed for which a lapse of the applicable statute of limitations is expected.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8. Redeemable convertible preferred stock and convertible preferred stock

Redeemable Convertible Preferred Stock and Convertible Preferred Stock consisted of the following:

At April 30, 2014 (in thousands) (unaudited)

	Shares
		Issued and	Liquidation	Carrying
Series	Authorized	Outstanding	Preference	Value

Redeemable Convertible Preferred Stock
Series C	6,773	6,751	$22,767	$22,232
Series D-1	9,000	5,835	8,560	8,340
Series D-2	3,200	440	728	709
Series D-3	7,500	4,323	11,412	11,412

Total Redeemable Convertible Preferred Stock	26,473	17,349	$43,467	$42,693

Convertible Preferred Stock
Series A	2,000	2,000	$3,321	$2,000
Series B	4,738	4,156	9,567	6,129

Total Convertible Preferred Stock	6,738	6,156	$12,888	$8,129

At January 31, 2014 (in thousands)

	Shares
Series	Authorized	Issued and outstanding	Liquidation preference	Carrying value

Redeemable Convertible Preferred Stock
Series C	6,773	6,751	$22,533	$22,232
Series D-1	9,000	5,835	8,464	8,340
Series D-2	3,200	440	719	709
Series D-3	7,500	4,323	11,412	15,433

Total Redeemable Convertible Preferred Stock	26,473	17,349	$43,128	$46,714

Convertible Preferred Stock
Series A	2,000	2,000	$3,291	$2,000
Series B	4,738	4,156	9,473	6,129

Total Convertible Preferred Stock	6,738	6,156	$12,764	$8,129

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8. Redeemable convertible preferred stock and convertible preferred stock

At January 31, 2013 (in thousands)

	Shares
Series	Authorized	Issued and outstanding	Liquidation preference	Carrying value

Redeemable Convertible Preferred Stock
Series C	6,773	6,773	$21,664	$21,664
Series D-1	9,000	5,835	8,079	8,079
Series D-2	3,200	440	686	686
Series D-3	7,500	4,385	11,575	10,757

Total Redeemable Convertible Preferred Stock	26,473	17,433	$42,004	$41,186

Convertible Preferred Stock
Series A	2,000	2,000	$3,171	$2,000
Series B	4,738	4,738	10,373	6,990

Total Convertible Preferred Stock	6,738	6,738	$13,544	$8,990

Series A Convertible Preferred Stock—The Company has issued a total of 2.0 million shares of Series A Convertible Preferred Stock at a price of $1.00 per share, convertible into 2.0 million shares of common stock of the Company.

At April 30, 2014, January 31, 2014 and 2013, 2.0 million shares of Series A Convertible Preferred Stock were issued and outstanding, convertible into 2.0 million shares of common stock of the Company.

Each share of Series A Convertible Preferred Stock is entitled to accrue dividends at the rate of 6% per annum from the date of issuance; however, accrued dividends are payable only in connection with a liquidation event. Upon the occurrence of any liquidation, dissolution or winding up of the Company, the liquidation preference shall be paid first to Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred stockholders in preference to the shares of Series A and B Convertible Preferred Stock. Should funds be unavailable to return an amount equal to the issue price plus all unpaid dividends, all legally available assets for distribution shall first be distributed to the stockholders of the Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares, and then to the stockholders of the Series A and B Convertible Preferred shares on par with each other on a pro-rata basis.

Series A Convertible Preferred Stock have no redemption rights.

Series B Convertible Preferred Stock—The Company has issued 4.7 million shares of Series B Convertible Preferred Stock at $1.50 per share, convertible into 4.7 million shares of common stock of the Company.

On January 30, 2014, the Company’s Board of Directors approved a stock repurchase of 582,000 shares of Series B Convertible Preferred Stock at $5.00 per share. The repurchased shares were immediately retired by the Company. At April 30, 2014, January 31, 2014 and 2013, 4.2 million,

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8. Redeemable convertible preferred stock and convertible preferred stock

4.2 million and 4.7 million shares of Series B Convertible Preferred Stock were issued and outstanding, convertible into 4.2 million, 4.2 million and 4.7 million shares of common stock of the Company, respectively.

Each share of Series B Convertible Preferred Stock is entitled to accrue dividends at 6% per annum from the date of issuance; however, accrued dividends are payable only in connection with a liquidation event. Upon the occurrence of any liquidation, dissolution or winding up of the Company, an amount equal to the purchase price per share plus accrued and unpaid dividends shall be paid first to Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred stockholders in preference to the shares of Series A and B Convertible Preferred Stock. Should funds be unavailable to return an amount equal to the issue price plus all unpaid dividends, all legally available assets for distribution shall first be distributed to the stockholders of the Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares, and then to the stockholders of Series A and B Convertible Preferred shares on par with each other on a pro-rata basis.

Series B Convertible Preferred Stock have no redemption rights.

Series C Redeemable Convertible Preferred Stock—The Company has issued 6.8 million shares of its Series C Redeemable Convertible Preferred Stock at $2.32 per share, convertible into 9.4 million shares of common stock of the Company.

On January 30, 2014, the Company’s Board of Directors approved a stock repurchase of 22,000 shares of Series C Redeemable Convertible Preferred Stock (or 31,000 common stock equivalent shares) at $5.00 per common stock equivalent share. The repurchased shares were immediately retired by the Company. At April 30, 2014, January 31, 2014 and 2013, 6.8 million shares of Series C Redeemable Convertible Preferred Stock were issued and outstanding, convertible into 9.3 million, 9.3 million and 9.4 million shares, respectively, of common stock of the Company.

Each share of Series C Redeemable Convertible Preferred Stock is entitled to accrue dividends at 6% per annum from the date of issuance; however, accrued dividends are payable only in connection with a liquidation event. Upon occurrence of any liquidation, dissolution, or winding up of the Company, stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares shall be entitled to receive an amount equal to the purchase price plus all accrued and unpaid dividends in preference to the stockholders of Series A and B Convertible Preferred shares. Should insufficient funds exist to pay the Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred stockholders their liquidation preference, the entire assets and funds of the Company legally available for distribution shall be distributed to the stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares in proportion to the number of shares held by each stockholder and then to the stockholders of the Series A and B Convertible Preferred shares on par with each other on a pro-rata basis.

Stockholders of Series C Redeemable Convertible Preferred Stock have special voting rights. Until such date as (i) stockholders of Series C Redeemable Convertible Preferred Stock hold less than 5% of the outstanding common stock of the Company, on an as-converted basis or (ii) the Company completes a qualified public offering, as defined in the Company’s amended and

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8. Redeemable convertible preferred stock and convertible preferred stock restated Certificate of Incorporation, the Series C Redeemable Convertible Preferred stockholders are entitled to vote separately as a single class to the exclusion of all other classes of the Company’s capital stock on certain corporate matters. The approval of a majority of the Series C Redeemable Convertible Preferred Stock, with each share entitled to one vote, is required for the Company to engage in any of the specified corporate actions set forth in the Company’s amended and restated Certificate of Incorporation. In addition, the majority of Series C Redeemable Convertible Preferred stockholders are entitled to elect three Directors and one observer to the Company’s Board of Directors.

Stockholders of Series C Preferred Stock also have redemption rights (see below).

Series D-1 Redeemable Convertible Preferred Stock—The Company has issued 5.8 million shares of its series D-1 Redeemable Convertible Preferred Stock at $1.10 per share, convertible into 11.7 million shares of common stock of the Company.

At April 30, 2014, January 31, 2014 and 2013, 5.8 million shares of Series D-1 Redeemable Convertible Preferred Stock were issued and outstanding, convertible into 11.7 million shares of common stock of the Company.

Each share of the Series D-1 Redeemable Convertible Preferred Stock is entitled to accrue dividends at 6% per annum from the date of issuance; however, accrued dividends are payable only in connection with a liquidation event. Upon occurrence of any liquidation, dissolution, or winding up of the Company, stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred Stock shall be entitled to receive an amount equal to the purchase price plus all accrued and unpaid dividends in preference to the stockholders of Series A and B Convertible Preferred Stock. Should insufficient funds exist to pay the Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred stockholders their liquidation preference, the entire assets and funds of the Company legally available for distribution shall be distributed to the stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares in proportion to the number of shares held by each stockholder and then to the stockholders of the Series A and B Convertible Preferred shares on par with each other on a pro-rata basis.

Stockholders of Series D-1 Redeemable Convertible Preferred Stock also have redemption rights (see below).

Series D-2 Redeemable Convertible Preferred Stock—The Company has issued 440,000 shares of its series D-2 Redeemable Convertible Preferred Stock at $1.25 per share, convertible into 1.0 million shares of common stock of the Company.

At April 30, 2014, January 31, 2014 and 2013, 440,000 shares of Series D-2 Redeemable Convertible Preferred Stock were issued and outstanding, convertible into 1.0 million shares of common stock of the Company.

Each share of the Series D-2 Redeemable Convertible Preferred Stock is entitled to accrue dividends at 6% per annum from the date of issuance; however, accrued dividends are payable only in connection with a liquidation event. Upon occurrence of any liquidation, dissolution, or

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8. Redeemable convertible preferred stock and convertible preferred stock winding up of the Company, stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred Stock shall be entitled to receive an amount equal to the purchase price plus all accrued and unpaid dividends in preference to the stockholders of Series A and B Convertible Preferred Stock. Should insufficient funds exist to pay the Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred stockholders their liquidation preference, the entire assets and funds of the Company legally available for distribution shall be distributed to the stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares in proportion to the number of shares held by each stockholder and then to the stockholders of the Series A and B Convertible Preferred shares on par with each other on a pro-rata basis.

Stockholders of Series D-2 Redeemable Convertible Preferred Stock also have redemption rights (see below).

Series D-3 Redeemable Convertible Preferred Stock—The Company has issued 4.4 million shares of Series D-3 Redeemable Convertible Preferred Stock at $2.64 per share, convertible into 4.4 million shares of common stock of the Company.

On January 30, 2014, the Company’s Board of Directors approved a stock repurchase of 61,743 shares of Series D-3 Redeemable Convertible Preferred Stock at $5.00 per share. The repurchased shares were immediately retired by the Company. At January 31, 2014 and 2013, 4.3 million and 4.4 million total shares of Series D-3 Redeemable Convertible Preferred Stock were issued and outstanding, convertible into 4.3 million and 4.4 million shares of common stock of the Company, respectively.

Each share of Series D-3 Redeemable Convertible Preferred Stock shall accrue dividends from the date of issuance of such share at the annual rate of six percent (6%) of the Purchase Price per Share for such share of Series D-3 Redeemable Convertible Preferred Stock. Such dividends shall accrue with respect to each share of Preferred Stock and shall be payable in cash within 30 days after the end of each fiscal year of the Company; provided, dividends on shares of Series D-3 Redeemable Convertible Preferred Stock for the Company’s years ended January 31, 2012 and 2013 shall not be payable in cash and instead shall be payable by issuance of additional shares of Series D-3 Redeemable Convertible Preferred Stock.

On January 31, 2013, an additional 248,000 shares of Series D-3 Redeemable Convertible Preferred Stock valued at $655,000 were issued to the Series D-3 Redeemable Convertible Preferred stockholders as payment of Series D-3 Dividends through such date. Such shares are convertible into 248,000 shares of common stock of the Company.

On January 31, 2014, the Company paid a cash dividend of $694,000, or $0.16 per share, to the Series D-3 Redeemable Convertible Preferred stockholders in payment of Series D-3 Dividends through such date.

Upon occurrence of any liquidation, dissolution, or winding up of the Company, stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred Stock shall be entitled to receive an amount equal to the purchase price plus all accrued and unpaid dividends in preference to the stockholders of Series A and B Convertible Preferred Stock. Should insufficient funds exist to pay

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8. Redeemable convertible preferred stock and convertible preferred stock the Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred stockholders their liquidation preference, the entire assets and funds of the Company legally available for distribution shall be distributed to the stockholders of Series C, D-1, D-2 and D-3 Redeemable Convertible Preferred shares in proportion to the number of shares held by each stockholder and then to the stockholders of the Series A and B Convertible Preferred shares on par with each other on a pro rata basis.

Series D-3 Redeemable Convertible Preferred stockholders have no voting rights unless required by law.

Stockholders of Series D-3 Redeemable Convertible Preferred Stock also have redemption rights (see below).

Redemption rights—Stockholders of the Company’s Series C, Series D-1, Series D-2 and Series D-3 Redeemable Convertible Preferred Stock have certain redemption rights. At any time following October 5, 2013, the stockholders of a majority of the issued and outstanding shares of the Series C Redeemable Convertible Preferred Stock may, by written notice, elect to require the Company to redeem all of the issued and outstanding Series C, Series D-1, Series D-2, and Series D-3 Redeemable Convertible Preferred Stock, for an amount equal to the aggregate of the liquidation preference for each issued and outstanding share; provided, however, that any holder of Series D-3 may, by written notice elect to not have such holder’s shares of Series D-3 redeemed. The holders of a majority of the issued and outstanding shares of Series D-3 may elect to require the Corporation to redeem all, but not less than all, of the issued and outstanding Series D-3 Preferred Stock at any time following August 11, 2018, for a per share amount equal to the greater of: (a) the fair market value of a share of Series D-3 as determined in good faith by the Board without taking into account to any discount for minority interest, illiquidity or other similar considerations, or any premium for change in control or liquidity; or (b) the Liquidation preference of a share of Series D-3.

This fair value redemption feature resulted in a requirement to separately account for the conversion feature as derivative liability that is adjusted to fair value as of the end of each reporting period. The value of the derivative liability associated with the Series D-3 Redeemable Convertible Preferred Stock totaled $6.2 million and $818,000 as of January 31, 2014 and 2013, respectively.

The Company records accretion related to the redemption features of their redeemable convertible preferred stock as an increase or decrease to the respective instrument’s carrying value with a corresponding decrease or increase to additional paid in capital or accumulated deficit based upon the respective redemption value of each class of redeemable convertible preferred stock in accordance with the Company’s Articles of Incorporation.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 9. Common stock warrants

In conjunction with a rights equalization agreement, the Company issued warrants to Series A Convertible Preferred stockholders to purchase 150,000 shares of its common stock for $1.00 per share, The warrants are exercisable through November 2015, of which 26,000 were exercised as of April 30, 2014 with 124,000, 124,000 and 150,000 outstanding at April 30, 2014, January 31, 2014 and 2013, respectively. The warrants had a fair market value of $51,000 at the date of issuance.

In conjunction with the Series B Convertible Preferred Stock, warrants to purchase 400,000 shares of common stock with an exercise price of $1.00 per share were granted to Series B Convertible Preferred stockholders. The warrants are exercisable through February 2014, of which 390,000 and 50,000 were exercised as of April 30, 2014 and January 31, 2014 with 350,000 and 400,000 outstanding as of January 31, 2014 and 2013, respectively. The 350,000 warrants outstanding as of January 31, 2014 were all exercised during the unaudited three months ended April 30, 2014. The warrants had a fair market value of $44,000 at the date of issuance.

The Company issued warrants to purchase an additional 200,000 shares of common stock to Series B Convertible Preferred stockholders with an exercise price of $1.00 per share. The warrants are exercisable through September 2015, of which 9,000, 5,000 and 3,000 were exercised with 191,000,195,000 and 197,000 outstanding as of April 30, 2014, January 31, 2014 and 2013, respectively. The warrants had a fair market value of $66,000 at the date of issuance.

In conjunction with the Series C Redeemable Convertible Preferred Stock, the Company issued detachable warrants to purchase 600,000 shares of common stock with an exercise price of $1.50 per share to Series C Redeemable Convertible Preferred stockholders. The warrants are exercisable through August 2016, of which 20,000 and 10,000 were exercised as of April 30, 2014 and January 31, 2014 with 580,000, 590,000 and 600,000 outstanding as of April 30, 2014, January 31, 2014 and 2013, respectively. The warrants had a fair market value of $339,000 at the date of issuance. The Company issued warrants to purchase an additional 1.0 million shares of common stock to Series C Redeemable Convertible Preferred stockholders with an exercise price of $0.01 per share. The warrants are exercisable through May 7, 2017, of which 18,000 and 4,000 were exercised as of April 30, 2014 and January 31, 2014 with 1.0 million, 1.0 million and 1.0 million outstanding as of April 30, 2014, January 31, 2014 and 2013, respectively. The warrants had a fair market value of $1.6 million at the date of issuance.

In conjunction with the Series D-1 Redeemable Convertible Preferred Stock, the Company issued detachable warrants to purchase 400,000 shares of common stock with an exercise price of $2.00 per share. The warrants are exercisable upon the option of the stockholder through August 2018, of which 5,000 exercised as of April 30, 2014, with 395,000 and 400,000 were all outstanding as of April 30, 2014, January 31, 2014 and 2013.

In conjunction with the Series D-3 Redeemable Convertible Preferred Stock, warrants to purchase 966,000 shares of common stock with an exercise price of $0.01 per share were granted to Series D-3 Redeemable Convertible Preferred stockholders. The warrants are exercisable through August 2021, of which 767,000, 767,000 and 25,000 were exercised with 199,000,199,000 and 941,000 outstanding as of the unaudited three months ended April 30, 2014, and the years ended January 31, 2014 and 2013, respectively. The warrants had a value of $1.7 million at the date of issuance.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 10. Stock repurchase

On January 30, 2014, the Company’s Board of Directors approved a stock repurchase of 666,000 shares of Series B, Series C, and Series D-3 Preferred Stock, equivalent to 674,000 common shares at $5.00 per common stock equivalent share for a total purchase price of $3.4 million. All repurchased shares were immediately retired by the Company on January 31, 2014.

Note 11. Stock options

2003 Director stock option plan—During the year ended December 31, 2003, the Company adopted a Director Stock Plan (Director Plan) that provides for the issuance of options to Directors of the Company. During the year ended January 31, 2014, the aggregate pool was increased from 757,000 shares to 817,000 shares. During each of the years ended January 31, 2014 and 2013, 90,000 options were granted under the 2003 Director Plan. At December 31, 2013, the 2003 Director Plan expired with 30,000 unused options that were retired.

The options have a vesting period of 1 year or less and expire 10 years from the date of issuance or upon termination of service, disability, or death. At April 30, 2014, January 31, 2014 and 2013, 581,000, 716,000 and 697,000 options were outstanding and fully vested, respectively. The options are valued at their estimated fair market value as of the date of the grant.

2003, 2005, 2006, 2009 Employee stock option plan—During the year ended December 31, 2003, the Company adopted a stock incentive plan (Employee Plan) providing for the issuance of options to employees to purchase up to an aggregate of 600,000 shares of common stock. An additional 3.4 million, 955,000, and 1.0 million options were approved by the Company’s Board of Directors under the 2009, 2006 and 2005 stock incentive plans, respectively. The 2003 Employee Plan expired at December 31, 2013 with 6,250 unused options that were retired.

2014 Equity Incentive Plan—On January 30, 2014, the Company’s Board of Directors approved and the Company adopted a 2014 Equity Incentive Plan (Incentive Plan) providing for the issuance of options to Directors of the Company and employees to purchase up to an aggregate of 600,000 shares of common stock. No options were issued to Directors of the Company from the 2014 Equity Incentive Plan as of January 31, 2014.

During the years ended January 31, 2014 and 2013, 534,000, 147,000 of which were under the 2014 Incentive Plan and none under the 2005 Employee Plan, and 414,000, respectively, options were granted to employees under the 2003, 2005, 2006, 2009 Employee Plan and Incentive Plan. Such options have a vesting period of 4 years and expire 10 years from the date of issuance, or 90 days after termination of employment. Also, on January 30, 2014, the 2005, 2006, and 2009 Employee Plans were capped and no additional options will be granted out of these plans. As a result, 14,000, 1,000, and 119,000 unused options were retired from the 2005, 2006, and 2009 Employee Plans, respectively. As of April 30, 2014, an additional 18,000 options were retired from the 2009 Employee Plan due to forfeitures that occurred during the unaudited three months ended April 30, 2014.

There were no options granted during the unaudited three months ended April 30, 2014. During the years ended January 31, 2014 and 2013, 100,000 and 1.9 million performance stock options

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 11. Stock options

were granted to certain key employees under the 2009 and 2014 stock plans. Of the 2.0 million performance stock options, 1.5 million shall fully vest and be exercisable immediately prior to either (a) an underwritten public offering of the Company’s securities, or (b) the consummation of a Liquidity Event that results in a per share price of at least $5.00. An additional 100,000 performance stock options shall fully vest and be exercisable immediately prior to either (a) an underwritten public offering of the Company’s securities, or (b) the consummation of a Liquidity Event that results in a per share price of at least $8.00. The remaining 450,000 performance stock options shall fully vest upon and be exercisable only upon attainment by the Company of both (i) at least $1.0 billion in assets under management as measured at the end of the Company’s fiscal quarter, and (ii) at least $5.3 million in Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) as reasonably determined by the Company in two consecutive fiscal quarters.

At April 30, 2014, January 31, 2014 and 2013, 2.6 million, 2.5 million and 2.2 million options were exercisable, respectively. The options are valued at their estimated fair market value as of the date of the grant.

Other options—The Company previously issued 625,000 nonqualified stock options under two consulting agreements. At April 30, 2014, January 31, 2014 and 2013, 325,000, 325,000 and 625,000 of such options were outstanding, and 325,000, 325,000 and 544,000 of such options were exercisable, respectively. For the unaudited three months ended April 30, 2014 and for the years ended January 31, 2014 and 2013, the Company incurred expense of $0, $2,000 and $1,000, respectively, associated with these options.

Stock-based compensation—The Company has adopted the provisions of FASB ASC Topic 718, Compensation—Stock Compensation (“Topic 718”), which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, based on estimated fair values.

Under the guidance, the Company uses the Black-Scholes option pricing model as the method of valuation for stock-based awards. The determination of the fair value of stock-based awards on the date of grant is affected by the fair value of the stock as well as assumptions regarding a number of complex and subjective variables. The variables include, but are not limited to, 1) the expected life of the option, 2) the expected volatility of the fair value over the term of the award estimated by averaging the published volatilities of a relative peer group, 3) actual and projected exercise and forfeiture behaviors, and 4) expected dividends.

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 11. Stock options

A summary of stock option activity is as follows:

	Outstanding Stock Options
	Number of Options	Range of Exercise Prices	Weighted- Average Exercise Price	Weighted- Average Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 31, 2012	6,269	$0.75 - 2.25	$1.51	7.30	$2,729
Granted	504	$2.25 - 2.50	$2.29
Exercised	(110)	$1.00 - 1.10	$1.00
Forfeited	(227)	$1.00 - 2.25	$1.48

Outstanding at January 31, 2013	6,436	$0.75 - 2.50	$1.58	6.66	$2,731

Granted	624	$2.50 - 4.50	$2.97
Exercised	(568)	$0.75 - 2.25	$0.92
Forfeited	(123)	$1.00 - 2.50	$1.76

Outstanding at January 31, 2014	6,369	$1.10 - 4.50	$1.77	6.34	$14,621

Exercised (unaudited)	(161)	$1.10 - 2.50	$1.56
Forfeited (unaudited)	(19)	$2.25 - 4.50	$2.55

Outstanding at April 30, 2014 (unaudited)	6,189	$1.10 - 4.50	$1.78	6.11	$15,227

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 11. Stock options

A summary regarding non-vested and exercisable stock options is as follows:

	Non-Vested Stock Options		Exercisable Stock Options
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value
Balance at January 31, 2012	3,507	$0.15	2,762	$1.15	5.54	$1,814
Granted	504	$0.25	—	$—
Vesting	(844)	$0.06	844	$1.30
Exercised	—	$—	(110)	$1.00
Forfeited/Expired	(167)	$0.12	(60)	$1.05

Balance at January 31, 2013	3,000	$0.19	3,436	$1.19	5.21	$2,320

Granted	624	$0.40	—	$—
Vesting	(737)	$0.09	737	$1.49
Exercised	—	$—	(568)	$0.92
Forfeited/Expired	(75)	$0.21	(48)	$1.26

Balance at January 31, 2014	2,812	$0.26	3,557	$1.30	5.03	$9,835

Vesting (unaudited)	(71)	$0.15	71	$1.64
Exercised (unaudited)	—	—	(161)	$1.56
Forfeited/Expired (unaudited)	(16)	$0.27	(3)	$2.25

Balance at April 30, 2014 (unaudited)	2,725	$0.26	3,464	$1.29	4.81	$10,222

Vested and expected to vest at April 30, 2014 (unaudited)			6,008	$1.75	6.03	$15,002

The aggregate intrinsic value in the tables above represents the difference between the estimated fair value of common stock and the exercise price of outstanding, in-the-money stock options.

The total intrinsic value of stock options exercised in the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013 was $430,000, $113,000, $761,000 and $88,000, respectively. The total fair value of stock options vested in the unaudited

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 11. Stock options

three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013 was $301,000, 582,000, $3.0 million and $1.6 million, respectively.

The key input assumptions that were utilized in the valuation of the stock options granted during the unaudited three months ended April 30, 2014 and the years ended January 31, 2014 and 2013 are summarized as follows:

	Year Ended January 31,
	2014	2013

Expected dividend yield	—%	—%
Expected stock price volatility	32.9%	31.3%
Risk-free interest rate	.35% - .80%	.31% - .39%
Expected life of options	3 years	3 years

As of January 31, 2014, the weighted-average vesting period of non-vested awards expected to vest approximates 2.0 years; the amount of compensation expense the Company expects to recognize for stock options vesting in future periods approximates $211,000. As of April 30, 2014, the weighted-average vesting period of non-vested awards expected to vest approximates 1.8 years; the amount of compensation expense the Company expects to recognize for stock options vesting in future periods approximates $235,000.

Note 12. Related party transactions

The Company entered into consulting agreement with a company owned by the President and Chief Executive Officer of the Company. For the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, amounts paid to this company under the terms of the consulting agreement totaled $81,000, $81,000, $450,000 and $467,000, respectively. The agreement may be terminated with 10 day’s advance notice by either party.

The Company entered into an agreement with the Founder and Vice Chairman by which the Company would loan the Founder and Vice Chairman $800,000 on November 20, 2012. Interest accrues on the loan at a rate of 6% compounded semi-annually. The entire balance of the note, including interest, was repaid on January 31, 2014.

Note 13. 401(k) plan

The Company has established a 401(k) plan that qualifies as a deferred compensation arrangement under Section 401 of the IRS Code. All employees over the age of 21 are eligible to participate in the plan. The Company contributes 50% of an employee’s elective deferral up to 4% of eligible earnings. Employer contributions vest 25% each year of employment. 401(k) plan administrative expense was $2,000, $1,000, $7,000 and $6,000 for the unaudited three months

HealthEquity, Inc. and subsidiaries

Notes to consolidated financial statements

Note 13. 401(k) plan

ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, respectively. Employer matching contribution expense was $98,000, $30,000, $176,000 and $78,000 for the unaudited three months ended April 30, 2014 and 2013, and for the years ended January 31, 2014 and 2013, respectively.

Note 14. Subsequent events

On March 31, 2014, the Company amended the Fourth Amended and Restated Certificate of Incorporation with respect to certain redemption and dividend features of the Series D-3 Redeemable Convertible Preferred Stock.

Note 15. Subsequent events (unaudited)

In May 2014 the Company amended its 401(k) plan to increase the employer contribution. Effective May 2014, the Company will contribute 50% of an employee’s elective deferral up to 6% of eligible earnings.

                 shares

Common stock

Prospectus

J.P. Morgan	Wells Fargo Securities

Raymond James	Baird	SunTrust Robinson Humphrey

                    , 2014

Part II—Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC registration fee		$12,880
FINRA filing fee		15,500
NASDAQ listing fee		25,000
Printing and engraving expenses		225,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for the following:

•	any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper benefit.

To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation law, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had not reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agent in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to its bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification in limited circumstances by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933 and otherwise.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued by the registrant since February 1, 2011 that were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

Sales of series D-3 redeemable convertible preferred stock; warrants

•

In August 2011, the registrant (i) issued and sold 4,022,722 shares of its series D-3 redeemable convertible preferred stock at an issuance price of $2.64 per share and (ii) issued warrants to purchase an aggregate of 966,420 shares of the registrant’s common stock at an exercise price of $0.01 per share to a total of 11 accredited investors for aggregate proceeds of approximately $10.6 million.

•

In January 2012, in accordance with the dividend rights set forth in the registrant’s Fourth Amended and Restated Certificate of Incorporation, the registrant issued 113,633 shares of its series D-3 redeemable convertible preferred stock to the holders of the registrant’s then-outstanding shares of its series D-3 redeemable convertible preferred stock, a total of 11 accredited investors.

•	In January 2013, in accordance with the dividend rights set forth in the registrant’s Fourth Amended and Restated Certificate of Incorporation, the registrant issued 248,182 shares of its series D-3 redeemable convertible preferred stock to the holders of the registrant’s then-outstanding shares of its series D-3 redeemable convertible preferred stock, a total of 11 accredited investors.

Options and common stock issuances

•

From January 1, 2011 through May 31, 2014, the registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 3,110,500 shares of common stock with exercise prices ranging from $1.80 to $4.50 per share for an aggregate exercise price of $7.4 million.

•

From January 1, 2011 through May 31, 2014, the registrant granted to certain directors options to purchase an aggregate of 262,500 shares of common stock with exercise prices ranging from $1.80 to $2.50 per share, for an aggregate exercise price of $579,375.

•

From January 1, 2011 through May 31, 2014, the registrant issued 2,622,934 shares of common stock to 18 accredited investors upon the exercise of warrants at exercise prices ranging from $0.0001 to $2.00 per share for aggregate proceeds of $472,829.

•

From January 1, 2011 through May 31, 2014, the registrant issued 1,289,365 shares of common stock to 27 persons upon the exercise of options to purchase shares of the registrant’s common stock at exercise prices ranging from $0.75 to $2.50 per share for aggregate proceeds of $1,425,826.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof and Regulation D promulgated thereunder, or the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and agreements relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

Exhibit no.	Description
1.1*	Form of Underwriting Agreement.

3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon closing of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon closing of this offering.

Exhibit no.	Description

4.1*	Form of Common Stock Certificate.

4.2	Amended and Restated Registration Rights Agreement, dated August 11, 2011, by and among the Registrant and certain of its stockholders.

4.3	Form of 2005 Common Stock Purchase Warrant issued by the Registrant

4.4	Form of 2006 Common Stock Purchase Warrant issued by the Registrant

4.5	Form of 2007 Common Stock Purchase Warrant issued by the Registrant

4.6	Form of 2008 Common Stock Purchase Warrant issued by the Registrant

4.7	Form of 2011 Common Stock Purchase Warrant issued by the Registrant

5.1*	Opinion of Willkie Farr & Gallagher LLP.

10.1*	Form of Indemnification Agreement by and between the Registrant and its directors and officers.

10.2†	HealthEquity, Inc. 2014 Equity Incentive Plan and Form of Award Agreements.

10.3†*	HealthEquity, Inc. 2014 Amended and Restated Equity Incentive Plan and Forms of Award Agreements.

10.4†	HealthEquity, Inc. 2009 Stock Plan and Form of Stock Option Agreement.

10.5†	HealthEquity, Inc. 2006 Stock Plan and Form of Stock Option Agreement.

10.6†	HealthEquity, Inc. 2005 Stock Plan and Form of Stock Option Agreement.

10.7†	HealthEquity, Inc. 2003 Director Stock Plan and Form of Stock Option Agreement.

10.8†	HealthEquity, Inc. 2003 Stock Plan and Form of Stock Option Agreement.

10.9†	Independent Contractor Agreement, dated March 10, 2009, by and among the Registrant, Healthcharge Inc. and Jon Kessler, and amendment thereto, dated November 2009.

10.10†	Employment Agreement, dated August 11, 2011, by and between First Horizon MSaver, Inc. and E. Craig Keohan.

10.11†	Letter Agreement, dated May 1, 2009, by and between the Registrant and Stephen D. Neeleman, M.D.

10.12†	HealthEquity, Inc. Executive Bonus Plan for the year ended January 31, 2014.

10.13†*	HealthEquity, Inc. Executive Bonus Plan for the year ended January 31, 2015.

10.14	Office Lease Agreement, dated November 17, 2006, by and between the Registrant and TP Building I, LLC.

10.15	First Amendment to Office Lease Agreement, dated October 18, 2007, by and between the Registrant and TP Building I, LLC.

10.16	Second Amendment to Office Lease Agreement, dated March, 2012, by and between the Registrant and TP Building I, LLC.

10.17	Third Amendment to Office Lease Agreement, dated August 22, 2012, by and between the Registrant and TP Building I, LLC.

10.18	Fourth Amendment to Office Lease Agreement, dated June 27, 2013, by and between the Registrant and TP Building I, LLC.

Exhibit no.	Description

10.19	Fifth Amendment to Office Lease Agreement, dated November 15, 2013, by and between the Registrant and TP Building I, LLC.

10.20	Sixth Amendment to Office Lease Agreement, dated March 19, 2014, by and between the Registrant and TP Building I, LLC.

10.21	Lease Agreement, dated July 6, 2005, by and between the Registrant and CRP-2 Commerce Plaza, LLC, as amended on February 27, 2006, January 28, 2010, September 14, 2012 and September 6, 2013.

10.23	HealthEquity, Inc. Section 409A Specified Employee Policy.

10.24	Employment Agreement, dated June 10, 2014, by and between the Registrant and Jon Kessler.

10.25	Employment Agreement, dated June 10, 2014, by and between the Registrant and Stephen D. Neeleman, M.D.

10.26	Employment Agreement, dated June 10, 2014, by and between the Registrant and Darcy Mott.

16.1	Letter from Squire and Company, P.C. addressed to the SEC provided in connection with change in independent accountant.

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to Registration Statement).

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

Schedules have been omitted because the required information is included in the consolidated financial statements and the notes thereto, information therein is not applicable or the omitted schedules are not required.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah on this 10th day of June, 2014.

HEALTHEQUITY, INC.

By:	/s/ Jon Kessler
Name: Title:	Jon Kessler President and Chief Executive Officer

Power of attorney

Each person whose signature appears below constitutes and appoints Jon Kessler, Stephen D. Neeleman and Darcy Mott, and each of them, as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of shares of common stock of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form S-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jon Kessler Jon Kessler	President, Chief Executive Officer and Director (Principal Executive Officer)	June 10, 2014

/s/ Darcy Mott Darcy Mott	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2014

/s/ Stephen D. Neeleman, M.D. Stephen D. Neeleman, M.D.	Director	June 10, 2014

/s/ Frank T. Medici Frank T. Medici	Director	June 10, 2014

/s/ Ian Sacks Ian Sacks	Director	June 10, 2014

/s/ Thomas H. Ghegan Thomas H. Ghegan	Director	June 10, 2014

/s/ Michael O. Leavitt Michael O. Leavitt	Director	June 10, 2014

/s/ Manu Rana Manu Rana	Director	June 10, 2014

Exhibit Index

Exhibit no.	Description
1.1*	Form of Underwriting Agreement.

3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon closing of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon closing of this offering.

4.1*	Form of Common Stock Certificate.

4.2	Amended and Restated Registration Rights Agreement, dated August 11, 2011, by and among the Registrant and certain of its stockholders.

4.3	Form of Common Stock Purchase 2005 Warrant issued by the Registrant

4.4	Form of Common Stock Purchase 2006 Warrant issued by the Registrant

4.5	Form of Common Stock Purchase 2007 Warrant issued by the Registrant

4.6	Form of Common Stock Purchase 2008 Warrant issued by the Registrant

4.7	Form of Common Stock Purchase 2011 Warrant issued by the Registrant

5.1*	Opinion of Willkie Farr & Gallagher LLP.

10.1*	Form of Indemnification Agreement by and between the Registrant and its directors and officers.

10.2†	HealthEquity, Inc. 2014 Equity Incentive Plan and Form of Award Agreements.

10.3†*	HealthEquity, Inc. 2014 Amended and Restated Equity Incentive Plan and Forms of Award Agreements.

10.4†	HealthEquity, Inc. 2009 Stock Plan and Form of Stock Option Agreement.

10.5†	HealthEquity, Inc. 2006 Stock Plan and Form of Stock Option Agreement.

10.6†	HealthEquity, Inc. 2005 Stock Plan and Form of Stock Option Agreement.

10.7†	HealthEquity, Inc. 2003 Director Stock Plan and Form of Stock Option Agreement.

10.8†	HealthEquity, Inc. 2003 Stock Plan and Form of Stock Option Agreement.

10.9†	Independent Contractor Agreement, dated March 10, 2009, by and among the Registrant, Healthcharge Inc. and Jon Kessler, and amendment thereto, dated November 2009.

10.10†	Employment Agreement, dated August 11, 2011, by and between First Horizon MSaver, Inc. and E. Craig Keohan.

10.11†	Letter Agreement, dated May 1, 2009, by and between the Registrant and Stephen D. Neeleman, M.D.

10.12†	HealthEquity, Inc. Executive Bonus Plan for the year ended January 31, 2014.

10.13†*	HealthEquity, Inc. Executive Bonus Plan for the year ended January 31, 2015.

10.14	Office Lease Agreement, dated November 17, 2006, by and between the Registrant and TP Building I, LLC.

Exhibit no.	Description

10.15	First Amendment to Office Lease Agreement, dated October 18, 2007, by and between the Registrant and TP Building I, LLC.

10.16	Second Amendment to Office Lease Agreement, dated March, 2012, by and between the Registrant and TP Building I, LLC.

10.17	Third Amendment to Office Lease Agreement, dated August 22, 2012, by and between the Registrant and TP Building I, LLC.

10.18	Fourth Amendment to Office Lease Agreement, dated June 27, 2013, by and between the Registrant and TP Building I, LLC.

10.19	Fifth Amendment to Office Lease Agreement, dated November 15, 2013, by and between the Registrant and TP Building I, LLC.

10.20	Sixth Amendment to Office Lease Agreement, dated March 19, 2014, by and between the Registrant and TP Building I, LLC.

10.21	Lease Agreement, dated July 6, 2005, by and between the Registrant and CRP-2 Commerce Plaza, LLC, as amended on February 27, 2006, January 28, 2010, September 14, 2012 and September 6, 2013.

10.23	HealthEquity, Inc. Section 409A Specified Employee Policy.

10.24	Employment Agreement, dated June 10, 2014, by and between the Registrant and Jon Kessler.

10.25	Employment Agreement, dated June 10, 2014, by and between the Registrant and Stephen D. Neeleman, M.D.

10.26	Employment Agreement, dated June 10, 2014, by and between the Registrant and Darcy Mott.

16.1	Letter from Squire and Company, P.C. addressed to the SEC provided in connection with change in independent accountant.

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to Registration Statement).

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.